                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-78459

                Subject to Completion. Dated February 22, 2000.

                               23,500,000 Shares

                                     [LOGO]

                              Class A Common Stock

                               ------------------

    This is an initial public offering of shares of Class A common stock of
Nextel Partners, Inc. This prospectus relates to an offering of      shares in
the United States. In addition,       shares are being offered outside the
United States in an international offering. All of the 23,500,000 shares of Class A common stock are being sold by Nextel Partners.

    Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $16.00 and $18.00. The Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "NXTP".

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE CLASS A COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              PER SHARE      TOTAL
                                                              ----------   ---------
Initial public offering price...............................   $           $
Underwriting discounts......................................   $           $
Proceeds, before expenses, to Nextel Partners...............   $           $

    To the extent that the U.S. underwriters sell more than          shares of
Class A common stock, the U.S. underwriters have the option to purchase up to an
additional              shares from Nextel Partners at the initial public
offering price less the underwriting discount. The international underwriters
may similarly purchase up to an additional       shares.

                            ------------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on February   , 2000.

GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE

        CREDIT SUISSE FIRST BOSTON

                DEUTSCHE BANC ALEX. BROWN

                         FIRST UNION SECURITIES, INC.

                                  MORGAN STANLEY DEAN WITTER

                                          DLJDIRECT INC.

                               ------------------

                      Prospectus dated February   , 2000.

                             MAP DEPICTING THE FOLLOWING:
                                 -  OUR TERRITORY
                                 -  OUR OPTION TERRITORY
                                 -  NEXTEL'S TERRITORY

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS BUT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR CLASS A COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY "RISK FACTORS" BEGINNING ON PAGE 9. AS USED IN THIS PROSPECTUS, "WE," "US" AND "OUR" REFER TO NEXTEL PARTNERS, INC., "NEXTEL" REFERS TO NEXTEL COMMUNICATIONS, INC. (AND/OR, WHERE APPROPRIATE, ITS SUBSIDIARIES), AND "NEXTEL WIP" REFERS TO NEXTEL WIP CORP., AN INDIRECT WHOLLY OWNED SUBSIDIARY OF NEXTEL.

                                NEXTEL PARTNERS

    We provide digital wireless communications services in mid-sized and smaller markets throughout the United States. We hold or have the right to use broadband wireless frequencies that cover 40 million persons, or Pops, in 46 markets. We are licensed to operate in 12 of the top 100 metropolitan statistical areas in the United States ranked by population and 51 of the top 200 metropolitan statistical areas. We also have the option, under certain circumstances, to acquire from a subsidiary of Nextel frequencies that cover an additional
13 million Pops, of which we currently intend to acquire frequencies covering
2.3 million Pops. In January 1999, we entered into an affiliation with Nextel, whose wholly owned subsidiary owns 36.5% of our common stock prior to this offering and is our largest stockholder. This affiliation was created to accelerate the build-out of the Nextel digital mobile network by granting us the exclusive right to offer wireless communications services under the Nextel brand in selected mid-sized and smaller markets.

    The Nextel digital mobile network utilizes a single digital transmission technology called integrated digital enhanced network, or iDEN, which was developed by Motorola, Inc. This network constitutes one of the largest fully-integrated wireless communications systems in the United States. By the end of 2000, we and Nextel together plan to provide service in all of the top 100 metropolitan statistical areas in the United States. We offer a differentiated package of services under the Nextel brand name targeted to business users. We currently offer the following fully-integrated services accessible through a single wireless telephone:

    - digital mobile, or interconnect, telephone service;

    - Nextel Direct Connect service that allows users to contact co-workers instantly, on private one-to-one calls or on a group call; and

    - the ability to receive pages and short-text messages.

    In addition, Nextel has announced its plan to offer users access to digital two-way mobile data and Internet connectivity services, expected to be commercially available in mid-2000. As part of our agreements with Nextel WIP, we expect to offer these same data services in our markets after their commercial implementation by Nextel.

    Our senior management team has substantial operating experience, averaging over 15 years in the communications industry. Each member of senior management has significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Our senior management and employees collectively own 6.7% of our common stock on a fully diluted basis prior to this offering. Other key stockholders, in addition to Nextel's subsidiary, include DLJ Merchant Banking Partners, Madison Dearborn Capital Partners, Eagle River Investments, an investment company controlled by Craig O. McCaw, and Motorola.

STRATEGIC ALLIANCE WITH NEXTEL

    Our affiliation with Nextel is an integral part of our strategy. Nextel WIP has contributed to us licenses and cash in exchange for an ownership stake in our company. Pursuant to our agreements with Nextel WIP, we enjoy numerous important benefits, including the following:

    - NEXTEL BRAND AND DIFFERENTIATED MARKETING PROGRAMS. We have the exclusive right to offer digital wireless communications services using the Nextel brand in all of our markets. We believe the Nextel brand is among the most recognized wireless brands in the United States. In particular, we believe that the Nextel brand represents a differentiated and value-added product in the wireless marketplace. In using the Nextel brand name, we also benefit from Nextel's national marketing campaigns.

    - INTEGRATED NATIONWIDE NETWORK. Our systems are operationally seamless with those of Nextel, enabling customers of both companies to roam on each other's portion of the Nextel digital mobile network. As customers increasingly choose national rate plans, we believe that the ability to offer national coverage is a competitive advantage. Additionally, we believe that offering users a full digital interconnect feature set wherever they travel within the Nextel digital mobile network differentiates our service from the services of many of our competitors.

    - EXCLUSIVE ROAMING PARTNERSHIP. Under our agreements with Nextel WIP, we are the exclusive provider of wireless communication services to Nextel's iDEN/800 MHz frequency customers who roam into our markets. We believe this affiliation will continue to provide us with a consistent base of recurring roaming services revenue and allow us to offer our customers roaming services on Nextel's portion of the Nextel digital mobile network in a cost-effective manner.

    - INFRASTRUCTURE AND RELATIONSHIPS. In exchange for a fee, we have the right to utilize Nextel's current infrastructure, including certain switching facilities and network monitoring systems, until such time as our customer volume indicates that we should build our own. While we have implemented our own customer activation, billing and customer care systems, we use Nextel's systems to offer our national account subscribers seamless customer service. Additionally, we expect that Nextel's strong relationships with its vendors and national account customers will allow us in many cases to secure wireless equipment at competitive rates and penetrate national accounts within our service area. For example, under our agreement with Motorola, subject to certain exceptions, we purchase wireless telephones and infrastructure equipment from Motorola at the same prices as Motorola offers such equipment to Nextel.

BUSINESS STRATEGY

    Our goal is to become the leading provider of integrated digital wireless communication services in our markets. We believe the following elements of our business strategy will distinguish our wireless service offerings from those of our competitors and will enable us to compete successfully:

    - PROVIDE DIFFERENTIATED PACKAGE OF WIRELESS SERVICES. We offer a package of services and features that combines multiple wireless communications options in a single wireless telephone. We will continue to emphasize the differentiated features of iDEN technology and implement advancements in this technology platform as they become available. In addition, we maintain uniformity with Nextel by offering consistent rates to our customers anywhere on the Nextel digital mobile network, billing based upon the actual numbers of seconds of airtime after the first minute, and rate plans that do not distinguish between "peak" and "off-peak" minutes.

    - TARGET BUSINESS CUSTOMERS. We believe that our focus on business customers will result in higher monthly average revenue per unit and lower average monthly service cancellations or terminations. This is a market segment for which we believe our product has high utility, and we further believe that we and Nextel are the only major U.S. wireless carriers directing fully integrated, nationwide offerings to this segment.

    - DEPLOY ROBUST NETWORK RAPIDLY. Our objective is to build robust wireless systems that cover all key areas of a given market before we launch our network in that market. We are deploying these systems rapidly to capture the current and projected growth in wireless usage in the United States. We are also building our customer care and internal systems to support future anticipated demand.

    - OPERATE IN MID-SIZED AND SMALLER MARKETS. We focus on mid-sized and smaller markets with demographics we believe to be similar to those served by Nextel. We believe that this strategy will allow us to rapidly increase penetration within our targeted customer base, which we believe has historically been underserved in these markets. We believe that this focus, combined with our differentiated service offerings, will give us the ability to sustain our pricing strategy.

MARKETS

    As of January 15, 2000, we had commercial operations in markets with total Pops of 9.9 million and the ability to offer service to, or cover, 7.7 million Pops. These operational markets are in Hawaii, New York, Texas and Pennsylvania. As of December 31, 1999, we had approximately 46,000 digital subscribers with a covered market penetration of approximately 0.75%. We intend to be able to provide service to over 21 million Pops by the end of 2000 and over 27 million Pops by the end of 2001. The following table sets forth those markets with over one million Pops in which we have launched or intend to launch digital wireless service:

MARKETS                                                       TOTAL POPS   MARKET LAUNCH
-------                                                       ----------   --------------
Kentucky (Lexington-Fayette, Louisville)....................  2,543,523    1st Half 2000
Syracuse/Utica-Rome/Binghamton/Elmira, NY...................  2,308,433      Launched
Eastern Iowa (Waterloo, Dubuque, Davenport, Cedar Rapids,
  Iowa City)................................................  1,829,046    1st Half 2000
Arkansas (Fayetteville, Ft. Smith, Pine Bluff)..............  1,804,738    1st Half 2001
Central Illinois (Peoria, Springfield, Champaign,
  Bloomington, Decatur).....................................  1,757,899    1st Half 2000
Evansville/Owensboro, IN....................................  1,652,709    1st Half 2001
Harrisburg/York/Lancaster, PA...............................  1,641,088      Launched
Shreveport/Monroe/Tyler/Longview, LA/TX.....................  1,597,763    2nd Half 2000
Green Bay/Fond du Lac/Appleton/Sheboygan, WI................  1,435,451    1st Half 2001
Albany/Glens Falls, NY......................................  1,407,264      Launched
Hattiesburg/Jackson, MS.....................................  1,390,583    1st Half 2001
Central Pennsylvania (Altoona, Williamsport, State
  College)..................................................  1,366,464    2nd Half 2001
Buffalo, NY.................................................  1,282,387      Launched
Hawaii (all islands)........................................  1,197,687      Launched
Roanoke/Lynchburg/Charlottesville, VA.......................  1,175,872    1st Half 2001
Rochester, NY...............................................  1,049,391      Launched

    We have calculated total Pops for a given market by utilizing the 1990 census data for each county within the market and extrapolating such data through 1997 based on estimated population growth rates. Future launch schedules for our markets are subject to the various factors discussed under the heading "Risk Factors" in this prospectus.

    We were incorporated in the State of Delaware in July 1998. Our principal executive offices are located at 4500 Carillon Point, Kirkland, Washington 98033. Our telephone number is (425) 828-1713.

                                  THE OFFERING

Total Class A common stock offered:
  U.S. offering.............................................              shares
  International offering....................................              shares

Total Class A common stock to be outstanding after this
  offering..................................................  158,927,974 shares

Total Class A common stock and Class B common stock to be
  outstanding after this offering...........................  236,710,600 shares

Use of proceeds...............  We expect to use the estimated $376.5 million in net proceeds from this offering for our general corporate
                                purposes, including:

                                    - capital expenditures in connection with the build-out
                                    and expansion of our portion of the Nextel digital
                                      mobile network, including build-out of the territories
                                      for which we have an option and intend to acquire;

                                    - future acquisition of additional frequencies; and

                                    - introduction of new services, sales and marketing
                                      activities and working capital.

Nasdaq National Market Symbol...............................              "NXTP"

Except where otherwise indicated, all information in this prospectus:

    - reflects the conversion of all outstanding Series A preferred stock into shares of Class A common stock and the conversion of all outstanding shares of Series C preferred stock and Series D preferred stock into shares of Class B common stock upon the closing of this offering; our Class B common stock is convertible on a one-for-one basis into shares of our Class A common stock at any time, at the option of the holder, upon a transfer to a person other than Nextel, a majority-owned Nextel subsidiary or a person or entity controlling Nextel, and is substantially similar to our Class A common stock; the holders of our Class A and Class B common stock are entitled to one vote per share on all matters;

    - gives effect to a six-for-one stock split to be effective prior to the closing of this offering;

    - excludes 5,049,600 shares of Class A common stock issuable upon exercise of options outstanding as of January 15, 2000 at a weighted average exercise price of $1.78 per share;

    - excludes 2,434,260 shares of Class A common stock issuable upon exercise of outstanding warrants at an exercise price of less than $0.01 per share; and

    - assumes no exercise of the underwriters' over-allotment options.

    Please see "Capitalization" on page 23 for a more complete discussion regarding the outstanding shares of Class A common stock and other related matters.

                            ------------------------

    This prospectus contains registered trademarks and service marks of: Nextel, including "Nextel," "Nextel Direct Connect" and "Nextel Online"; Motorola, including "Motorola," "iDEN," "i1000 plus," "i500 plus," and "i700 plus"; and other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    You should read the following consolidated summary financial data together with "Management's Discussion and Analysis" and our consolidated financial statements and the related notes, all of which appear elsewhere in this prospectus. Our historical financial results discussed throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization, which operations had previously been managed by Nextel. See Note 1 of our audited consolidated financial statements for a discussion of our formation, capitalization and basis of presentation. The as adjusted balance sheet information set forth below reflects:

    - the receipt of estimated net proceeds from this offering; and

    - the reclassification of the Series B preferred stock, plus accrued dividends, from stockholders' equity to the section of the balance sheet between liabilities and stockholders' equity.

                                                                YEAR ENDED       YEAR ENDED
                                                               DECEMBER 31,     DECEMBER 31,
                                                                   1998             1999
                                                              --------------   --------------
                                                                  (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Operating revenues:
  Service revenues..........................................         $3,745          $28,136
  Equipment revenues........................................          1,564            4,584
                                                              -------------    -------------
Total revenues..............................................          5,309           32,720
                                                              -------------    -------------
Operating expenses:
  Cost of service revenues..................................          6,108           18,807
  Cost of equipment revenues................................          2,935           10,742
  Selling, general and administrative.......................         13,531           34,862
  Stock-based compensation..................................            447           27,256
  Depreciation and amortization.............................          4,586           12,689
                                                              -------------    -------------
Total operating expenses....................................         27,607          104,356
                                                              -------------    -------------
Operating loss..............................................        (22,298)         (71,636)
                                                              -------------    -------------
Other income (expense):
  Interest expense, net.....................................             --          (65,362)
  Interest income...........................................             --           24,585
                                                              -------------    -------------
Total other (expense).......................................             --          (40,777)
                                                              -------------    -------------
Loss before income tax provision............................        (22,298)        (112,413)
Income tax provision........................................             --               --
                                                              -------------    -------------
Net loss....................................................       $(22,298)       $(112,413)
                                                              =============    =============
Basic and diluted net loss per common share(1)..............                         $(38.18)
                                                                               =============
Weighted average common shares outstanding(1)...............                       2,944,218
Pro forma basic and diluted net loss per common
  share(1)(2)...............................................                          $(0.66)
                                                                               =============
Pro forma weighted average common shares outstanding(1).....                     170,107,513

--------------------------

(1) Weighted average common shares outstanding above were calculated assuming that the shares of Class A and Class B common stock were issued and split on January 29, 1999, the date of the initial capitalization transactions. Pro forma weighted average common shares outstanding above were calculated assuming that the shares of Series A preferred stock were converted into shares of Class A common stock and shares of Series C and Series D preferred stock were converted into shares of Class B common stock, after giving effect to the six-for-one stock split, on January 29, 1999. Per share information is not included for periods prior to 1999 because the capitalization transactions that occurred on January 29, 1999 substantially altered our capital structure.

(2) Pro forma basic and diluted net loss per common share was calculated assuming a $2,551 accrued dividend on the Series B preferred stock. Upon consummation of this offering, the Series B preferred stock becomes subject to mandatory redemption in February 2010. This accrued dividend increases the net loss attributable to common stockholders to $114,964.

                                                                 AS OF                  AS OF
                                                              DECEMBER 31,        DECEMBER 31, 1999
                                                                  1998        -------------------------
                                                                 ACTUAL         ACTUAL     AS ADJUSTED
                                                             --------------   ----------   ------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, short-term investments and
  restricted cash(1).......................................          $16      $  568,729     $945,257
Plant, property and equipment, net.........................      107,948         252,223      252,223
FCC operating licenses, net................................      133,180         151,056      151,056
  Total assets.............................................      247,666       1,015,327    1,391,855
Current liabilities........................................        8,995          58,503       58,503
Long-term debt.............................................           --         785,484      785,484
Series B redeemable preferred stock........................           --              --       24,401
Total stockholders' equity.................................      238,671         170,616      522,743
      Total liabilities and stockholders' equity...........     $247,666      $1,015,327   $1,391,855

--------------------------

(1) Short-term investments include marketable debt securities and corporate commercial paper with original purchase maturities greater than three months. Restricted cash reflects the cash collateral account maintained under our credit facility equal to borrowings outstanding under one of our term loans, until the FCC approved Nextel WIP's transfer of the broadband wireless licenses to us.

                                                                YEAR ENDED       YEAR ENDED
                                                               DECEMBER 31,     DECEMBER 31,
                                                                   1998             1999
                                                              --------------   --------------
                                                                  (DOLLARS IN THOUSANDS)
OTHER DATA:
Covered Pops (end of period) (millions).....................                           6.1
Subscribers (end of period).................................                        46,083
EBITDA as adjusted (1)......................................     $(17,265)        $(31,691)
Capital expenditures (2)....................................     $104,334         $133,210

--------------------------

(1) Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA as adjusted, represents net loss before interest expense, interest income, depreciation, amortization and stock-based compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA as adjusted should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, we have presented EBITDA as adjusted to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA as adjusted is not a measure determined under generally accepted accounting principles. Also, as calculated above, EBITDA as adjusted may not be comparable to similarly titled measures reported by other companies.

(2) Capital expenditures are expenditures (exclusive of $22 million Motorola vender credits and non-cash capitalized interest) during the period related to depreciable property, plant and equipment. Capital expenditures are required to purchase network equipment, such as switching and radio transmission equipment. Capital expenditures also include purchases of other equipment used for administrative purposes, such as office equipment and computer and telephone systems.

                                  RISK FACTORS

    INVESTING IN SHARES OF OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AS WELL AS ALL THE OTHER INFORMATION IN THIS PROSPECTUS--INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES--BEFORE INVESTING IN OUR CLASS A COMMON STOCK. OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED DUE TO ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR CLASS A COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISK FACTORS RELATING TO NEXTEL PARTNERS

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO CONTINUE TO INCUR SUBSTANTIAL OPERATING LOSSES AND MAY NOT BE ABLE TO GENERATE THE EARNINGS NECESSARY TO FUND OUR OPERATIONS, SUSTAIN THE CONTINUED GROWTH OF OUR BUSINESS OR REPAY OUR DEBT OBLIGATIONS.

    We did not commence commercial operations until January 29, 1999, and the portion of the Nextel digital mobile network we acquired on that date only had a few months of operating history. Since then, we have had a history of operating losses and, as of December 31, 1999, we had incurred operating losses of approximately $71.6 million. We expect to continue to incur substantial operating losses and to generate negative cash flow from operating activities through 2003. We cannot assure you that we will become profitable or sustain profitability in the future. If we fail to complete the commercial launch of our portion of the Nextel digital mobile network on schedule or if we fail to achieve significant and sustained growth in our revenues and earnings from operations, we will not have sufficient cash to fund our current operations, sustain the continued growth of our business or repay our debt obligations. Our failure to fund our operations or continued growth would have an adverse impact on our financial condition and our failure to make any required payments would result in defaults under all our debt agreements, which could result in the cessation of our business.

WE MUST COMPLETE OUR PORTION OF THE NEXTEL DIGITAL MOBILE NETWORK BY SET DEADLINES, OFFER CERTAIN SERVICES AND MEET PERFORMANCE REQUIREMENTS OR RISK TERMINATION OF OUR AGREEMENTS WITH NEXTEL WIP, WHICH WOULD ELIMINATE OUR ABILITY TO CARRY OUT OUR CURRENT BUSINESS PLAN AND STRATEGY.

    Our operating agreements with Nextel WIP require us to construct our portion of the Nextel digital mobile network to specific standards and by set deadlines, offer certain services and meet performance requirements. Our failure to meet any of these requirements could constitute a material default under the operating agreements that would give Nextel WIP the right to terminate these agreements, including the right to use the Nextel brand. The non-renewal or termination of the Nextel WIP operating agreements would eliminate our ability to carry out our current business plan and strategy and adversely affect our financial condition. In addition, as described below, in certain circumstances, upon a termination of the agreements by Nextel WIP, Nextel WIP could acquire all of our outstanding stock, including shares of Class A common stock purchased in this offering.

UNDER CERTAIN CIRCUMSTANCES, NEXTEL WIP HAS THE ABILITY TO PURCHASE, AND THE MAJORITY OF OUR CLASS A STOCKHOLDERS CAN CAUSE NEXTEL WIP TO PURCHASE, ALL OF OUR OUTSTANDING STOCK, INCLUDING THE CLASS A COMMON STOCK SOLD IN THIS OFFERING.

    Under our restated certificate of incorporation and our operating agreements, in certain circumstances and subject to certain limitations, Nextel WIP has the ability to purchase, or to cause and fund a redemption by us, of all of the outstanding shares of our Class A common stock, including shares sold in this offering. In addition, under the provisions of our restated certificate of incorporation, upon the occurrence of certain events, the holders of a majority of our outstanding Class A common stock can require Nextel WIP to purchase, or to cause and fund a redemption by us of, all of the outstanding shares of our Class A common stock, including the shares sold in this offering. For a description of these provisions of our restated certificate of incorporation, see "Description of Capital Stock--Certain Obligations Under Our Charter."

NEXTEL WIP HAS APPROVAL RIGHTS THAT ALLOW IT TO EXERT SIGNIFICANT INFLUENCE OVER OUR OPERATIONS AND IT CAN ACQUIRE ADDITIONAL SHARES OF OUR STOCK, WHICH COULD ALLOW IT TO PROMOTE INTERESTS THAT MAY CONFLICT WITH THOSE OF OUR OTHER STOCKHOLDERS.

    Pursuant to our shareholders' agreement and operating agreements, the approval of the director designated by Nextel WIP, and/or Nextel WIP itself, is required in order for us to:

    - make a material change in our technology;

    - modify our business objectives in any way that is inconsistent with our objectives under our material agreements, including our operating agreements with Nextel WIP;

    - dispose of all or substantially all of our assets;

    - make a material change in or broaden the scope of our business beyond our current business objectives; or

    - enter into any agreement the terms of which would be materially altered in the event that Nextel WIP either exercises or declines to exercise its rights to acquire additional shares of our stock under the terms of the shareholders' agreement or our restated certificate of incorporation.

These approvals rights relate to significant transactions, and decisions by the Nextel WIP-designated director could conflict with those of our other directors, including our independent directors.

    The shareholders' agreement does not prohibit Nextel WIP or any of our other stockholders or any of their respective affiliates from purchasing shares of our Class A common stock in the open market. Any such purchases would increase the voting power and influence of the purchasing stockholder, and could result in a change of control of us. Additionally, if we experience a change of control, Nextel WIP could purchase all of our broadband licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the licenses in our territory for as long as our operating agreements with Nextel WIP remain in effect. Such an agreement would be subject to approval by the Federal Communications Commission, or FCC.

OUR SUCCESS IS DEPENDENT, IN PART, ON NEXTEL COMPLETING ITS PORTION OF THE NEXTEL DIGITAL MOBILE NETWORK AND CONTINUING TO BUILD AND SUSTAIN CUSTOMER SUPPORT OF ITS BRAND AND THE MOTOROLA IDEN TECHNOLOGY, AND IF NEXTEL EXPERIENCES FINANCIAL OR OPERATIONAL DIFFICULTIES OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

    Our business plan depends, in part, on Nextel completing its portion of the Nextel digital mobile network on schedule and continuing to build and sustain customer support of its brand and the Motorola iDEN technology. If Nextel encounters financial problems or operating difficulties relating to its portion of the Nextel digital mobile network or experiences a significant decline in customer acceptance of its products or the Motorola iDEN technology, our affiliation with and dependence on Nextel may adversely affect our business, including the quality of our services, the ability of our customers to roam in the entire network and our ability to attract and retain new customers. Additional information regarding Nextel and its domestic digital mobile network business can be found in Nextel's Annual Report on Form 10-K for the year ended December 31, 1998 and Nextel's other filings made under the Securities Act of 1933 and the Securities Exchange Act of 1934 under SEC file number 0-19656. You should read these filings to more fully understand the

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risks presented by our affiliation with Nextel. For a description of where this information can be obtained, see "Where You Can Find More Information."

OUR BUSINESS STRATEGY DEPENDS ON THE SUCCESSFUL AND CONTINUED INTEGRATION OF OUR PORTION OF THE DIGITAL MOBILE NETWORK WITH NEXTEL'S PORTION.

    Pursuant to our operating agreements with Nextel WIP, Nextel WIP provides us with important services and assistance, including a license to use the Nextel brand name and the sharing of switches that direct calls to their destinations. These services are critical to the successful integration of our portion of the Nextel digital mobile network with Nextel's portion, which is essential to the overall success of our business.

    Moreover, our business plan depends on our ability to implement an integrated customer service, network management and billing system with Nextel's systems to allow our respective portions of the Nextel digital mobile network to operate together, and provide our and Nextel's customers with seamless service. Integration requires that numerous and diverse computer hardware and software systems work together. Any failure to integrate these information systems on schedule may have an adverse effect on our results of operations.

DIFFICULTIES IN CONSTRUCTING AND OPERATING OUR PORTION OF THE NEXTEL DIGITAL MOBILE NETWORK COULD INCREASE THE ESTIMATED COSTS AND DELAY THE SCHEDULED COMPLETION OF THE NETWORK, THEREBY ADVERSELY AFFECTING OUR ABILITY TO GENERATE REVENUE.

    The development and operation of our portion of the Nextel digital mobile network involves a high degree of risk. Before we are in a position to commence operations in our undeveloped markets, we will need to:

    - select and acquire appropriate sites for our transmission equipment, or cell sites;

    - purchase and install low-power transmitters, receivers and control equipment, or base radio equipment;

    - build out the physical infrastructure;

    - obtain interconnection services from local telephone service carriers on a timely basis; and

    - test the network.

    Our ability to perform these necessary steps successfully may be hindered by, among other things, any failure:

    - to lease or obtain rights to sites for the location of our base radio equipment;

    - to obtain necessary zoning and other local approvals with respect to the placement, construction and modification of our facilities;

    - to acquire additional necessary radio frequencies from third parties or to exchange radio frequency licenses with Nextel WIP;

    - to commence and complete the construction of sites for our equipment in a timely and satisfactory manner; and

    - to obtain necessary approvals, licenses and permits from federal, state and local agencies, including land use regulatory approvals and approval from the Federal Aviation Administration with respect to the transmission towers that we will be using.

    Before fully implementing our portion of the Nextel digital mobile network in a new market area or expanding coverage in an existing market area, we must complete systems design work, find appropriate sites and construct necessary transmission structures, receive regulatory approvals, free up frequency channels now devoted to non-digital transmissions and begin systems optimization. These processes may take weeks or months to complete, and may be hindered or delayed by many factors, including unavailability of antenna sites at optimal locations, land use and zoning controversies and limitations of available frequencies. In addition, we may experience cost overruns and delays not within our control caused by acts of governmental entities, design changes, material and equipment shortages, delays in delivery and catastrophic occurrences. Any failure to construct our portion of the Nextel digital mobile network on a timely basis may affect our ability to provide services in our markets on a schedule consistent with our current business plan, and any significant delays could have a material adverse effect on our business. Moreover, if we fail to launch two or more markets in any year within 180 days of the scheduled launch date, or if we fail to complete the build-out of two or more markets in any year within 180 days of the scheduled build-out date, we could be in default of our operating agreements with Nextel WIP, which would impede our ability to execute our business plan and potentially give Nextel WIP the right to purchase all of our outstanding stock for a price per share equal to 80% of the average closing price of our stock for the 20 trading days prior to the default. See "Description of Capital Stock--Certain Obligations Under Our Charter."

WE MAY BE REQUIRED TO IMPLEMENT MATERIAL CHANGES TO OUR BUSINESS OPERATIONS TO THE EXTENT THESE CHANGES ARE ADOPTED BY NEXTEL, WHICH MAY NOT BE BENEFICIAL TO OUR BUSINESS.

    If Nextel adopts material changes to its operations, including the adoption of new technology, our operating agreements with Nextel WIP give it the right to require similar changes to our operations. The failure to implement required changes could, under certain circumstances, trigger the ability of Nextel WIP to terminate its operating agreements with us. Even if the required change is beneficial to Nextel, the effect on our business may differ due to differences in markets and customers. We cannot assure you that such changes would not adversely affect our business.

OUR HIGHLY LEVERAGED CAPITAL STRUCTURE LIMITS OUR ABILITY TO OBTAIN ADDITIONAL FINANCING AND COULD ADVERSELY AFFECT OUR BUSINESS IN SEVERAL OTHER WAYS.

    The level of our outstanding debt greatly exceeds the level of our revenues and stockholders' equity. As of December 31, 1999, we had $785 million of total indebtedness outstanding, including $325 million outstanding under our credit facility and $460 million of senior discount notes outstanding at their accreted value. This indebtedness represented approximately 82% of our total capitalization at that date. As of December 31, 1999, we also had $24.4 million of mandatorily redeemable preferred stock outstanding, including accrued dividends.

    Our large amount of indebtedness could significantly impact our business for the following reasons:

    - it limits our ability to obtain additional financing, if needed, to complete the build-out of our portion of the Nextel digital mobile network, to cover our cash flow deficit or for working capital, other capital expenditures, debt service requirements or other purposes;

    - it means that we will need to dedicate a substantial portion of our operating cash flow to fund interest expense on our credit facility and other indebtedness, thereby reducing funds available for our build-out, operations or other purposes;

    - it makes us vulnerable to interest rate fluctuations because our credit facility term loan bears interest at variable rates;

    - it limits our ability to compete with competitors who are not as highly leveraged, especially those who may be able to price their service packages at levels below that which we can or are willing to match; and

    - it limits our ability to react to changing market conditions, changes in our industry and economic downturns.

OUR EXISTING DEBT INCLUDES RESTRICTIVE AND FINANCIAL COVENANTS THAT LIMIT OUR OPERATING FLEXIBILITY.

    Our credit facility and the indenture relating to our senior discount notes contain covenants that, among other things, restrict our ability to take specific actions even if we believe them to be in our best interest. These include restrictions on our ability to:

    - incur additional debt;

    - pay dividends or distributions on, or redeem or repurchase, capital stock;

    - create liens on assets;

    - make investments, loans or advances;

    - issue or sell capital stock of certain of our subsidiaries;

    - enter into transactions with affiliates;

    - enter into sale and leaseback transactions;

    - enter into a merger, consolidation or sale of assets; or

    - engage in any business other than telecommunications.

    In addition, the credit facility imposes financial covenants which require our principal subsidiary to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios, minimum service revenues, minimum subscriber units and covered Pops, minimum EBITDA requirements and minimum fixed charge coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future and if we fail to do so, our debts could become immediately payable at a time when we are unable to pay them, which could adversely affect our ability to carry out our business plan and would have a negative impact on our financial condition.

IF AN EVENT CONSTITUTING A CHANGE OF CONTROL OCCURS, WE MAY BE REQUIRED TO REDEEM ALL OF OUR OUTSTANDING NOTES EVEN IF OUR CREDIT FACILITY PROHIBITS SUCH A REDEMPTION OR WE LACK THE RESOURCES TO MAKE SUCH A REDEMPTION.

    Upon the occurrence of a defined change of control under the indenture relating to our senior discount notes, other than a change of control involving certain of our existing stockholders, we could be required to redeem all outstanding notes. Our credit facility prohibits us from redeeming any of our notes before their stated maturity. In the event we become subject to a change of control at a time when we are prohibited from redeeming the notes, our failure to redeem the tendered notes would constitute an event of default under the indenture, which would in turn result in a default under the credit facility. Any default under our indenture or credit facility would harm our financial condition and could adversely impact our ability to effectuate our business plan. Moreover, even if we obtained consent under our credit facility, we cannot assure you that we would have sufficient resources to redeem the notes and still have sufficient funds available to successfully pursue our business plan.

OUR FUTURE PERFORMANCE WILL DEPEND ON OUR AND NEXTEL'S ABILITY TO SUCCEED IN THE HIGHLY COMPETITIVE WIRELESS COMMUNICATIONS TRANSMISSION INDUSTRY.

    Our ability to compete effectively with established and prospective wireless communications service providers depends on many factors, including:

    - If the wireless communications technology used by Nextel and us does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers, which would adversely affect your investment. Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of system transmissions on the Nextel digital mobile network. If we are unable to address and resolve satisfactorily, performance or other transmission quality issues as they arise, including transmission quality issues on Nextel's portion of the Nextel digital mobile network, or if these issues limit our ability to expand our network coverage or capacity as currently planned, or place either Nextel or us at a competitive disadvantage to other wireless service providers in our markets, we may have difficulty attracting and retaining customers, which would adversely affect our revenues and have a negative impact on the value of the Class A common stock.

    - If we or Nextel cannot expand, provide and maintain our respective system coverage on a nationwide basis in the United States, then our growth and operations, and the value of your investment, would be adversely affected. We will not be able to provide roaming system coverage comparable to that currently available through roaming arrangements from cellular and some personal communication services operators, unless and until we and Nextel substantially complete a nationwide digital mobile network. This places us at a competitive disadvantage, as some other providers currently have roaming agreements that provide coverage of each other's markets throughout the United States, including areas where our portion and/or Nextel's portion of the Nextel digital mobile network has not been or will not be built. In addition, some of our competitors provide their customers with subscriber units with both digital and analog capability, which expands their coverage, while we and Nextel have only digital capability. We cannot assure you that we will be able to achieve sufficient system coverage or that a sufficient number of customers or potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package we provide on our portion and Nextel's portion of the Nextel digital mobile network.

    - Neither we nor Nextel have the extensive direct and indirect channels of distribution for the Nextel digital mobile network products and services that are available to some of our competitors. The lack of this distribution channel could adversely affect our operating results and have a negative impact on the value of your investment. Many of our competitors have established extensive networks of retail locations and multiple distribution channels, and so enjoy a competitive advantage over us in these areas. We have increased the proportion of our digital mobile network customers that we obtain through our indirect distributor network, and we currently anticipate that we will rely more heavily on indirect distribution channels to achieve greater market penetration for our digital wireless service offerings. However, as we expand our retail subscriber base through increased reliance on indirect distribution channels and as price competition in the wireless industry intensifies, our average revenue per digital subscriber unit may decrease and our customer retention may be adversely affected.

    - If we cannot offer pricing packages attractive to customers, our operating results may be adversely affected, which could adversely affect the value of your investment.

    - If our competitors provide two-way radio dispatch services, we will lose a competitive advantage. Our two-way radio dispatch services are currently not available through traditional cellular or personal communication services providers; however, if either personal communication services or cellular operators provide two-way radio dispatch or comparable services in the future, our competitive advantage may be impaired, which could have an adverse effect on our revenue.

WE MAY FACE PRESSURE TO REDUCE OUR PRICES, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

    We expect that as the number of wireless communications providers in our market areas increases, including providers of both digital and analog services, our competitors' prices in these markets will decrease. We may encounter further market pressures to:

    - reduce our digital mobile network service offering prices;

    - restructure our digital mobile network service offering packages to offer more value; or

    - respond to particular short-term, market-specific situations, for example, special introductory pricing or packages that may be offered by new providers launching their service in a particular market.

OUR EQUIPMENT IS MORE EXPENSIVE THAN THE EQUIPMENT OF SOME OF OUR COMPETITORS, WHICH MAY ADVERSELY AFFECT OUR GROWTH AND OPERATING RESULTS.

    We currently market multi-function digital wireless telephones, providing mobile telephone and private and group dispatch service, in addition to paging and alphanumeric short-text messaging. Our mobile telephones are, and are likely to remain, significantly more expensive than mobile analog telephones and are, and are likely to remain, somewhat more expensive than digital cellular or personal communication services telephones that do not incorporate a comparable multi-function capability. Although we believe that our multi-function wireless telephones currently are competitively priced compared to multi-function digital cellular and personal communication services telephones, the higher cost of our equipment may make it more difficult or less profitable to attract customers who do not place a high value on our unique multi-service offering. This may reduce our growth opportunities or profitability and may adversely affect the value of your investment.

OUR NETWORK MUST HAVE SUFFICIENT CAPACITY TO SUPPORT OUR ANTICIPATED CUSTOMER GROWTH.

    Our business plan depends on assuring that our portion of the Nextel digital mobile network has adequate capacity to accommodate anticipated new customers and the related increase in usage of our network. This plan relies on:

    - the ability to obtain additional radio spectrum when and where required;

    - the availability of wireless telephones of the appropriate model and type to meet the demands and preferences of our customers; and

    - the ability to obtain additional cell sites and other infrastructure equipment.

    We cannot assure you that we will not experience unanticipated difficulties in obtaining these items which could adversely affect our ability to build our network.

WE HAVE POTENTIAL SYSTEMS LIMITATIONS ON ADDING CUSTOMERS, WHICH MAY ADVERSELY AFFECT OUR GROWTH AND PERFORMANCE.

    Critical to our business plan is our success in attracting and retaining large numbers of customers to our portion of the Nextel digital mobile network to generate revenue. In order to do so, we must develop effective procedures for customer activation, customer service, billing and other support services. Even if our system is functional on a technical basis, we may encounter other factors that could adversely affect our ability to successfully add customers to our portion of the Nextel digital mobile network, including:

    - inadequate or inefficient information systems, business processes and related support functions, especially as related to customer service and accounts receivable collection; and

    - an inappropriately long length of time between a customer's order and activation of service for that customer, especially since the current activation time is longer than that of some of our competitors.

    Customer reliance on our customer service functions may increase as we add new customers. Our inability to timely and efficiently meet the demands for services could decrease or postpone subscriber growth, or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenues.

WE ARE DEPENDENT ON OUR CURRENT KEY PERSONNEL AND OUR SUCCESS DEPENDS UPON OUR CONTINUED ABILITY TO ATTRACT, TRAIN AND RETAIN ADDITIONAL QUALIFIED PERSONNEL.

    The loss of one or more key officers could impair our ability to successfully build out and operate our portion of the Nextel digital mobile network. We believe that our future success will also depend on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the wireless communications industry. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel.

THE TRANSMISSION TECHNOLOGY USED IN THE NEXTEL DIGITAL MOBILE NETWORK IS DIFFERENT FROM THAT USED BY MOST OTHER WIRELESS CARRIERS, AND, AS A RESULT, WE MIGHT NOT BE ABLE TO KEEP PACE WITH INDUSTRY STANDARDS IF MORE WIDELY-USED TECHNOLOGIES ADVANCE.

    The Nextel digital mobile network uses scattered, non-contiguous radio spectrum near the frequencies used by cellular carriers. Because of their fragmented character, these frequencies traditionally were only usable for two-way radio calls, such as those used to dispatch taxis and delivery vehicles. Nextel became able to use these frequencies to provide a wireless telephone service competitive with cellular carriers only when Motorola developed a proprietary technology it calls "iDEN." We and Nextel are currently the only major U.S. wireless service providers utilizing iDEN technology on a nationwide basis, and iDEN phones are not currently designed to roam onto other wireless networks.

    Our operating agreements with Nextel WIP require us to use the iDEN technology in our system and prevent us from adopting any new communications technology without Nextel WIP's consent. Future technological advancements may enable other wireless technologies to equal or exceed our current levels of service, and render iDEN technology obsolete. If Motorola is unable to upgrade or improve iDEN technology or develop other technology to meet future advances in competing technologies on a timely basis, or at an acceptable cost, because of the restrictive provisions in our agreements, we will be less able to compete effectively and could lose customers to our competitors.

WE ARE DEPENDENT ON MOTOROLA FOR TELECOMMUNICATIONS EQUIPMENT NECESSARY FOR THE OPERATION OF OUR BUSINESS AND ANY FAILURE OF MOTOROLA TO PERFORM WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND THE VALUE OF YOUR INVESTMENT.

    Motorola is currently our sole-source supplier of transmitters used in our network and wireless telephone equipment used by our customers and we rely, and expect to continue to rely, on Motorola to manufacture a substantial portion of the equipment necessary to construct our portion of the Nextel digital mobile network. We expect that for the next few years, Motorola, and competing manufacturers who are licensed by Motorola, will be the only manufacturers of wireless telephones that are compatible with the Nextel digital mobile network. If Motorola becomes unable to deliver such equipment, or refuses to do so on reasonable terms, then we may not be able to service our existing subscribers or add new subscribers and our business would be adversely affected. Motorola and its affiliates engage in wireless communications businesses and may in the future engage in additional businesses that do or may compete with some or all of the services we offer. We cannot assure you that any potential conflict of interest between us and Motorola will not adversely affect our ability to receive equipment in the future. In addition, the failure by Motorola to deliver necessary technology improvements and enhancements and system infrastructure and subscriber equipment on a timely, cost-effective basis would have an adverse effect on our growth and operations and would adversely affect your investment. We generally have been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola, and adequate volumes and mix of wireless telephones and related accessories from Motorola, to meet subscriber and system loading rates, but we cannot assure you that quantities will be sufficient in the future. Additionally, in the event of shortages of that equipment, our agreements with Nextel WIP provide that available supplies of this equipment would be allocated proportionately among Nextel and us.

RISK FACTORS RELATING TO OUR INDUSTRY

CONCERNS THAT THE USE OF WIRELESS TELEPHONES MAY POSE HEALTH AND SAFETY RISKS MAY DISCOURAGE THE USE OF OUR WIRELESS TELEPHONES.

    Media reports have suggested that, and studies are currently being undertaken to determine whether, radio frequency emissions from enhanced specialized mobile radio, or ESMR, cellular and personal communications service, or PCS, wireless telephones may be linked with health risks, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of portable telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.

    Some state and local legislatures have passed or are considering legislation that would restrict the use of wireless telephones while driving automobiles due to safety concerns. The passage or proliferation of this type of legislation could decrease demand for our services.

REGULATORY AUTHORITIES EXERCISE CONSIDERABLE POWER OVER OUR OPERATIONS, WHICH COULD BE EXERCISED AGAINST OUR INTERESTS AND IMPOSE ADDITIONAL UNANTICIPATED COSTS.

    The FCC and state telecommunications authorities regulate our business to a substantial degree. The regulation of the wireless telecommunications industry is subject to constant change. New rules and regulations may be adopted pursuant to the Communications Act of 1934, as amended. The Telecommunications Act of 1996 provided for significant deregulation of the U.S. telecommunications industry and such legislation remains subject to judicial review and additional FCC rulemaking. As a result, we cannot predict the effect that the legislation and any FCC rulemaking may have on our future operations. We must comply with all applicable regulations to conduct our business. Modifications of our business plans or operations to comply with changing regulations or certain action taken by regulatory authorities might increase our costs of providing service and adversely affect our financial condition. FCC regulation may also have the effect of adding new entrants into the telecommunications market as a result of anticipated assignments of spectrum space.

    The FCC has the right to revoke licenses at any time for cause, including failure to comply with the terms of the licenses, failure to continue to qualify for the licenses, malfeasance or other misconduct. In addition, at the end of a ten-year term, we will have to apply to the FCC for renewal of some of our licenses to provide our core services which combine wireless telephone service with dispatch and paging features. We cannot assure you that these licenses will be renewed.

RISK FACTORS RELATING TO OUR CAPITAL STRUCTURE AND COMMON STOCK

CERTAIN SIGNIFICANT STOCKHOLDERS REPRESENTED ON OUR BOARD OF DIRECTORS CAN EXERT SIGNIFICANT INFLUENCE OVER US AND MAY HAVE INTERESTS THAT CONFLICT WITH THOSE OF OTHER STOCKHOLDERS, INCLUDING PURCHASERS IN THIS OFFERING.

    After this offering, our officers, directors and greater than 5% stockholders will together control approximately 79.3% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

    In addition, under our amended shareholders' agreement, Nextel WIP, Madison Dearborn Partners and Eagle River each have the right to designate a member to our six-member board of directors. We cannot be certain that any conflicts that arise between the interests of our company and those of these stockholders will always be resolved in our favor. Moreover, as described above, Nextel WIP has certain approval rights that allow it to exert significant influence over our operations.

    DLJ Merchant Banking, Madison Dearborn Partners and Eagle River each own significant amounts of our capital stock and each currently has a representative on our board of directors. Each of these entities or their affiliates has significant investments in other telecommunications businesses, some of which may compete with us currently or in the future. We do not have a noncompetition agreement with any of our stockholders, and thus their or their affiliates' current and future investments could create conflicts of interest.

ANTI-TAKEOVER PROVISIONS AFFECTING US COULD PREVENT OR DELAY A CHANGE OF CONTROL THAT YOU MAY FAVOR.

    Provisions of our organizational documents, amended shareholders' agreement, operating agreements and Delaware law may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable. We have authorized the issuance of "blank check" preferred stock and have imposed certain restrictions on the calling of special meetings of stockholders. If we experience a change of control, Nextel WIP could purchase all of our broadband licenses for $1.00, provided that it enters into a royalty-free agreement with us to allow us to use the frequencies in our territory for as long as our operating agreements remain in effect. Such an agreement would be subject to approval by the FCC. Moreover, a change of control of us could trigger an event of default under provisions in our credit facility and the indenture with respect to our senior discount notes. These provisions could have the effect of delaying, deferring or preventing a change of control in our company, discourage bids for our Class A common stock at a premium over the market price, lower the market price of, and the voting and other rights of the holders of, our Class A common stock, or impede the ability of the holders of our Class A common stock to change our management. See "Related-Party Transactions," "Description of Certain Indebtedness" and "Description of Capital Stock--Selected Anti-Takeover Matters."

OUR RESTATED CERTIFICATE OF INCORPORATION CONTAINS PROVISIONS THAT ALLOW US TO REDEEM SHARES OF OUR SECURITIES IN ORDER TO MAINTAIN COMPLIANCE WITH APPLICABLE FEDERAL AND STATE TELECOMMUNICATIONS LAWS AND REGULATIONS.

    Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. This regulation may prevent some investors from owning our securities, even if that ownership may be favorable to us. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission. Moreover, our restated certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

OUR SERIES B PREFERRED STOCK HAS A PREFERENCE IN A LIQUIDATION TO OUR COMMON STOCK, CAN BE REDEEMED BY US AT ANY TIME AND MUST BE REDEEMED FOR CASH IN 2010.

    Upon any liquidation of our company, holders of our Series B preferred stock would be entitled to receive, prior to receipt of any funds by the holders of our common stock, an aggregate liquidation preference equal to $21,850,000, plus dividends accrued on such amount from the date of issuance up to the liquidation date equal to 12% per year, compounded quarterly. As of December 31, 1999, we had $24.4 million of Series B preferred stock outstanding, including accrued dividends. In addition, we can redeem all of our Series B preferred stock at any time upon payment of the accreted liquidation preference. We must redeem all such shares in February 2010, and we cannot guarantee that we will have sufficient cash from operations at that time to make such redemption.

OUR STOCK PRICE IS LIKELY TO BE VOLATILE.

    Prior to this offering, you could not buy or sell our Class A common stock publicly. The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

    - quarterly variations in our or Nextel's operating results;

    - variations in our or Nextel's operating results from the expectations of securities analysts and investors;

    - changes in expectations as to our or Nextel's future financial performance, including financial estimates by securities analysts and investors;

    - changes in laws and regulations affecting the telecommunications industry;

    - announcements by third parties or us of significant claims or proceedings against us;

    - changes in market valuations of Nextel or other telecommunications companies;

    - announcements of technological innovations or new services by us, Nextel or our competitors;

    - announcements by us, Nextel or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

    - additions or departures of key personnel;

    - future sales of our Class A common stock; and

    - stock market price and volume fluctuations.

ADDITIONAL SHARES OF OUR CLASS A COMMON STOCK WILL BE ELIGIBLE FOR PUBLIC SALE IN THE FUTURE AND MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK.

    Sales of a substantial number of shares of our Class A common stock in the public market following this offering could adversely affect the market price of our Class A common stock. After this offering, we will have 158,927,974 shares of Class A common stock outstanding, and 236,710,600 shares of Class A and Class B common stock outstanding. Our Class B common stock is substantially similar to our Class A common stock and is convertible at any time into Class A common stock on a one-for-one basis upon a transfer to a person other than Nextel, a majority-owned Nextel subsidiary or a person or entity controlling Nextel. All of our Class B common stock is held by Nextel WIP and is subject to restrictions on its transfer contained in the shareholders' agreement.

    The following table shows the timing of when the shares of Class A common stock outstanding as of January 15, 2000 may be eligible for resale in the public market, assuming that certain contractual "lock-up" agreements are not amended or waived to permit an earlier sale:

                                             SHARES OF CLASS A COMMON
                  DATE                    STOCK FIRST ELIGIBLE FOR RESALE           COMMENT
----------------------------------------  -------------------------------   ------------------------
- Upon effectiveness....................              23,500,000            - Freely tradable shares
                                                                              sold in this offering
- 181 days after date of this                         11,152,780            - Shares eligible for
  prospectus............................                                    sale under Rule 144
- September 9, 2000.....................               2,081,278            - Shares eligible for
                                                                            sale under Rule 144
- December 21, 2000.....................              11,152,780            - Shares eligible for
                                                                            sale under Rule 144
- 18 months after date of this                        67,155,600            - Shares eligible for
  prospectus............................                                    sale under Rule 144,
                                                                              subject to certain
                                                                              restrictions
- September 9, 2001.....................               6,299,446            - Shares eligible for
                                                                            sale under Rule 144,
                                                                              subject to certain
                                                                              restrictions
- December 31, 2001.....................              31,286,644            - Shares eligible for
                                                                            sale under Rule 144,
                                                                              subject to certain
                                                                              restrictions
- September 9, 2002.....................               6,299,446            - Shares eligible for
                                                                            sale under Rule 144,
                                                                              subject to certain
                                                                              restrictions

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

    We expect the initial public offering price will be substantially higher than the net tangible book value of each outstanding share of Class A common stock. Purchasers of Class A common stock in this offering will suffer immediate and substantial dilution. The dilution will be $15.42 per share in the net tangible book value of the Class A common stock issued in the initial public offering assuming an initial public offering price of $17.00 per share.

OUR FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A VARIETY OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT BELIEFS.

    Some statements and information contained in this prospectus are not historical facts, but are forward-looking statements. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will," "would," "could," "should" or "anticipates" or other comparable words, or by discussions of strategy that involve risks and uncertainties. We warn you that these forward-looking statements are only predictions, subject to risks and uncertainties, including financial, regulatory environment, industry growth and trend predictions. Actual events or results can differ materially from those expressed or implied as a result of a variety of factors, including those set forth under "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

    - our plan for meeting our scheduled build-out for commercial launch of markets within our portion of the Nextel digital mobile network;

    - our business plan, its advantages and our strategy for implementing our plan;

    - general economic conditions in the geographic areas and occupational markets that we are targeting in our portion of the Nextel digital mobile network;

    - our expectation regarding the continued successful performance and market acceptance of the technology we use;

    - our ability to attract and retain sufficient subscribers;

    - our anticipated capital expenditures and funding requirements, including our ability to access sufficient debt or equity capital to meet operating and financing needs;

    - the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet our service deployment, marketing plans and customer demand;

    - the ability to achieve and maintain market penetration and average subscriber revenue levels sufficient to provide financial viability;

    - our ability to timely and successfully accomplish required scale-up of our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables;

    - the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of PCS and cellular services;

    - future legislation or regulatory actions relating to specialized mobile radio services, other wireless communications services or telecommunications services generally; and

    - other risks and uncertainties described from time to time in our reports filed with the SEC.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the shares of Class A common stock in this offering will be approximately $376.5 million after deducting the underwriting discounts and estimated offering expenses. If the underwriters exercise in full their options to purchase additional shares, we estimate that our net proceeds in this offering will be approximately
$433.2 million.

    We expect to use the net proceeds of this offering for our general corporate purposes, including:

    - capital expenditures in connection with the build-out and expansion of our portion of the Nextel digital mobile network, including build-out of the territories for which we intend to exercise our option;

    - future acquisition of additional frequencies; and

    - introduction of new services, sales and marketing activities and working capital.

    Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing government or investment grade securities.

                                DIVIDEND POLICY

    We have never paid cash dividends on any of our capital stock, including our Class A common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends on our Class A common stock in the foreseeable future. In addition, our credit facility prohibits us from paying dividends without our lender's consent, and the indenture pursuant to which our senior discount notes were issued prohibits us from paying dividends without the consent of the trustee. We will, however, be required, in a liquidation or upon mandatory redemption in 2010, to pay dividends on our Series B preferred stock. See "Description of Capital Stock."

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

    - on an actual basis;

    - on a pro forma basis after giving effect to the conversion of all outstanding shares of Series A preferred stock into shares of Class A common stock and the conversion of the Series C and Series D preferred stock into shares of Class B common stock; and

    - on a pro forma basis as adjusted to show the effect of our receipt of the net proceeds from the sale of 23,500,000 shares of Class A common stock at an assumed initial public offering price of $17.00 per share in this offering, the midpoint of the range set forth on the cover page of this prospectus.

    You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

    The outstanding share information excludes: 5,049,600 shares of Class A common stock issuable upon exercise of options outstanding as of January 15, 2000 having a weighted average exercise price of $1.78 per share; and 2,434,260 shares of Class A common stock issuable upon the exercise of outstanding warrants having an exercise price of less than $0.01 per share.

                                                                         AS OF
                                                                   DECEMBER 31, 1999
                                                         -------------------------------------
                                                                                   PRO FORMA
                                                          ACTUAL     PRO FORMA    AS ADJUSTED
                                                         ---------   ----------   ------------
                                                                    (IN THOUSANDS)
Cash and cash equivalents, short-term investments and
  restricted cash......................................  $ 568,729   $ 568,729     $  945,257
                                                         =========   =========     ==========
Debt:
  Credit facility(1)...................................    325,000     325,000        325,000
  14% senior discount notes due 2009(2)................    460,484     460,484        460,484
                                                         ---------   ---------     ----------
  Total long-term debt.................................    785,484     785,484        785,484
                                                         ---------   ---------     ----------
Series B redeemable preferred stock due 2010(3)........         --      24,401         24,401
                                                         ---------   ---------     ----------
Stockholders' equity:
  Series B redeemable or convertible preferred stock
    due 2010(3)........................................          2          --             --
  Convertible preferred stock..........................         34          --             --
  Class A common stock and additional paid-in
    capital............................................    145,420     353,583        730,111
  Class B common stock and additional paid-in
    capital............................................                127,051        127,051
  Warrants outstanding.................................      3,847       3,847          3,847
  Other paid-in capital................................    357,028          --             --
  Subscriptions receivable.............................    (83,048)    (83,048)       (83,048)
  Deferred compensation................................   (117,701)   (117,701)      (117,701)
  Accumulated deficit..................................   (134,966)   (137,517)      (137,517)
                                                         ---------   ---------     ----------
    Total stockholders' equity.........................    170,616     146,215        522,743
                                                         ---------   ---------     ----------
    Total capitalization...............................  $ 956,100   $ 956,100     $1,332,628
                                                         =========   =========     ==========

------------------------
(1) One of our subsidiaries, Nextel Partners Operating Corp., entered into a $425 million credit facility and, as of December 31, 1999, had drawn down an aggregate of $325 million in term loans. See "Description of Certain Indebtedness."

(2) Represents the accreted value of the notes as of December 31, 1999.

(3) Relates to Series B preferred stock subject to mandatory redemption by us as a result of this offering in February 2010. Upon the closing of this offering we will record a charge to accumulated deficit with a credit to the Series B preferred stock representing the 12% dividend from issuance to date of effectiveness. Through December 31, 1999 this amounted to $2.6 million and is reflected above. The Series B preferred stock, plus accrued dividends, is being reclassified from stockholders' equity to the section of the balance sheet between liabilities and stockholders' equity.

                                    DILUTION

    If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of outstanding shares of our Class A and Class B common stock. All of our Class B common stock is owned by Nextel WIP, has substantially identical rights as the Class A common stock and is convertible into Class A common stock at any time, at the option of the holder, upon a transfer of such shares to a person other than Nextel, a majority-owned Nextel subsidiary or a person or entity controlling Nextel.

    At December 31, 1999, our pro forma net tangible book value, after giving effect to the automatic conversion of all outstanding shares of Series A, Series C and Series D preferred stock into an aggregate of 203,617,272 shares of common stock upon the closing of this offering, was $(2,990,000), or $(0.01) per share of common stock. After giving effect to the sale of the 23,500,000 shares of Class A common stock at an assumed initial public offering price of $17.00 per share, less estimated underwriting discounts and commissions and estimated expenses we expect to pay in connection with this offering, our pro forma as adjusted net tangible book value at December 31, 1999 would have been $373,538,000 or $1.58 per share. This represents an immediate increase in the as adjusted pro forma net tangible book value of $1.59 per share to existing stockholders and an immediate dilution of $15.42 per share to new investors, or approximately 91% of the assumed offering price of $17.00 per share.

    The following table illustrates this per share dilution:

Assumed initial public offering price per share.............               $    17.00
                                                                           ----------
Pro forma net tangible book value per share at December 31,
  1999......................................................   $   (0.01)
Increase per share attributable to new investors............        1.59
                                                               ---------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................                     1.58
                                                                           ----------
Dilution per share to new investors.........................               $    15.42
                                                                           ==========

    The following table shows on a pro forma as adjusted basis at December 31, 1999, after giving effect to the automatic conversion of all outstanding shares of Series A, Series C and Series D preferred stock into shares of common stock upon the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing Class A common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed public offering price of $17.00 per share:

                                      SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                   ----------------------   ------------------------     PRICE
                                   NUMBER        PERCENT       AMOUNT       PERCENT    PER SHARE
                                   ------        --------   -------------   --------   ----------
Existing stockholders............  213,210,600     90.1%    $342,949,000      46.2%      $ 1.61
New investors....................   23,500,000      9.9      399,500,000      53.8        17.00
                                   -----------     ----     ------------      ----
  Total..........................  236,710,600      100%    $742,449,000       100%
                                                   ====                       ====

    The number of shares outstanding excludes: 5,049,600 shares of Class A common stock issuable upon exercise of options outstanding as of January 15, 2000 having a weighted average exercise price of $1.78 per share; and 2,434,260 shares of Class A common stock issuable upon the exercise of outstanding warrants having an exercise price of less than $0.01 per share. To the extent that any shares are issued upon exercise of these options or warrants, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    We have summarized below our historical consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1998 and 1999. The historical operating data presented below is derived from our records.

    Our historical financial results discussed in this section and throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization, which operations had previously been managed by Nextel. See Note 1 of our audited consolidated financial statements for a discussion of our formation, capitalization and basis of presentation.

    Please read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                YEAR ENDED            YEAR ENDED
                                                               DECEMBER 31,          DECEMBER 31,
                                                                   1998                  1999
                                                              ---------------       ---------------
                                                                     (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Operating revenues:
  Service revenues..........................................         $3,745                $28,136
  Equipment revenues........................................          1,564                  4,584
                                                              -------------         --------------
Total revenues..............................................          5,309                 32,720
                                                              -------------         --------------
Operating expenses:
  Cost of service revenues..................................          6,108                 18,807
  Cost of equipment revenues................................          2,935                 10,742
  Selling, general and administrative.......................         13,531                 34,862
  Stock-based compensation..................................            447                 27,256
  Depreciation and amortization.............................          4,586                 12,689
                                                              -------------         --------------
Total operating expenses....................................         27,607                104,356
                                                              -------------         --------------
Operating loss..............................................        (22,298)               (71,636)
                                                              -------------         --------------
Other income (expense):
  Interest expense..........................................             --                (65,362)
  Interest income...........................................             --                 24,585
                                                              -------------         --------------
Total other (expense).......................................             --                (40,777)
                                                              -------------         --------------
Loss before income tax provision............................        (22,298)              (112,413)
Income tax provision........................................             --                     --
                                                              -------------         --------------
Net loss....................................................       $(22,298)             $(112,413)
                                                              -------------         --------------
Basic and diluted net loss per common share(1)..............                               $(38.18)
                                                                                    --------------
Weighted average common shares outstanding(1)...............                             2,944,218
Pro forma basic and diluted net loss per common
  share(1)(2)...............................................                                $(0.66)
                                                                                    --------------
Pro forma weighted average common shares outstanding(1).....                           170,107,513

------------------------------

(1) Weighted average common shares outstanding above were calculated assuming that the shares of Class A and Class B common stock were issued and split on January 29, 1999, the date of the initial capitalization transactions. Pro forma weighted average common shares outstanding were calculated assuming that the shares of Series A preferred stock were converted into shares of Class A common stock and the shares of Series C and Series D preferred stock were converted into shares of Class B common stock, after giving effect to the six-for-one stock split, on January 29, 1999. Per share information is not included for periods prior to 1999 because the capitalization transactions that occurred on January 29, 1999 substantially altered our capital structure.

(2) Pro forma basic and diluted net loss per common share was calculated assuming a $2,551 accrued dividend on the Series B preferred stock. The Series B preferred stock becomes subject to mandatory redemption in February 2010. This accrued dividend increases the net loss attributable to common stockholders to $114,964.

                                                                                  AS OF
                                                                            DECEMBER 31, 1999
                                                         AS OF          --------------------------
                                                   DECEMBER 31, 1998      ACTUAL     PRO FORMA(1)
                                                  -------------------   ----------   -------------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents, short-term
  investments and restricted cash...............            $16           $568,729      $568,729
Plant, property and equipment, net..............        107,948            252,223       252,223
FCC operating licenses, net.....................        133,180            151,056       151,056
Total assets....................................        247,666          1,015,327     1,015,327
Current liabilities.............................          8,995             58,503        58,503
Long-term debt..................................             --            785,484       785,484
Series B redeemable preferred stock.............             --                 --        24,401
Total stockholders' equity......................       $238,671           $170,616      $146,215

--------------------------

(1) Pro forma amounts reflect adjustments through December 31, 1999 for the reclassification of the Series B preferred stock, plus accrued dividends, from the stockholders' equity section of the balance sheet to between liabilities and stockholders' equity. Upon consummation of this offering, we will record a charge to accumulated deficit with a credit to Series B preferred stock representing the 12% dividend accrued from the time of issuance to the closing of this offering.

(2) Short-term investments include marketable securities and corporate commercial paper with original purchase maturities greater than three months. Restricted cash reflects the cash collateral account maintained under the credit facility equal to borrowings outstanding, until the FCC has approved the transfer applications relating to the licenses acquired by us on January 29, 1999.

                                                              YEAR ENDED          YEAR ENDED
                                                             DECEMBER 31,        DECEMBER 31,
                                                                 1998                1999
                                                            --------------      --------------
                                                                  (DOLLARS IN THOUSANDS)
OTHER DATA:
Covered Pops (end of period) (millions)...................                              6.1
Subscribers (end of period)...............................                           46,083
EBITDA as adjusted(1).....................................     $(17,265)           $(31,691)
Capital expenditures(2)...................................     $104,334            $133,210

------------------------

(1) EBITDA as adjusted represents net loss before interest expense, interest income, depreciation, amortization and stock-based compensation expense. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. While EBITDA as adjusted should not be construed as a substitute for operating income or a better measure of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, we have presented EBITDA as adjusted to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. EBITDA as adjusted is not a measure determined under generally accepted accounting principles. Also, EBITDA as adjusted as calculated above may not be comparable to similarly titled measures reported by other companies.

(2) Capital expenditures are expenditures (exclusive of $22 million Motorola vendor credits and non-cash capitalized interest) during the period related to depreciable property, plant and equipment. Capital expenditures are required to purchase network equipment, such as switching and radio transmission equipment. Capital expenditures also include purchases of other equipment used for administrative purposes, such as office equipment and computer and telephone systems.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    Some of the statements contained in the following discussion of our financial condition and results of operations are forward-looking statements. For a discussion of important factors, including but not limited to the build-out of our portion of the Nextel digital mobile network, actions of regulatory authorities and competitors, and other factors that could cause results to differ materially from the forward-looking statements, see "Risk Factors."

    Please read this discussion together with the Selected Consolidated Financial Data, the consolidated financial statements and the related notes included elsewhere in this prospectus.

    Our historical results discussed in this section and throughout this prospectus include the operations we acquired from Nextel WIP on January 29, 1999 in connection with our initial capitalization, which operations had previously been managed by Nextel. See Note 1 of our audited consolidated financial statements for a discussion of our formation, capitalization and basis of presentation.

OVERVIEW

    We hold or have the right to use broadband wireless frequencies that cover 40 million Pops in 46 markets. We also have the option to acquire from Nextel WIP frequencies that cover an additional 13 million Pops, of which we currently intend to acquire frequencies covering 2.3 million Pops. As of January 15, 2000, we had commercial operations in markets with total Pops of 9.9 million and the ability to offer service to, or cover, 7.7 million Pops. These operational markets are in Hawaii, New York, Texas and Pennsylvania. We intend to be able to provide service to over 21 million Pops by the end of 2000 and over 27 million Pops by the end of 2001.

    As of December 31, 1999, we had approximately 46,000 digital subscribers with a covered market penetration of approximately 0.75%. We added, net of deactivations, 12,682 subscriber units during the fourth quarter of 1999, and 35,901 subscriber units for the year ended December 31, 1999.

    Due to the continued development, build-out and enhancement of our portion of the Nextel digital mobile network, we expect to continue to experience negative operating margins. In addition, we anticipate costs such as site rentals, telecommunications expenses, network equipment and other capital items to increase. Sales and marketing expenses and general and administrative costs are also expected to increase with the commercialization of service in new markets.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

REVENUES

    Our primary sources of revenues are service revenues and equipment revenues. Our service revenues consist of charges for airtime usage and monthly network access fees from providing integrated wireless services within our territory, particularly mobile telephone and two-way radio dispatch services. Service revenues also include roaming revenues related to the use by Nextel subscribers of our portion of the Nextel digital mobile network.

    Our equipment revenues consist of revenues received for wireless telephones purchased by our subscribers. Certain of our digital equipment sales are made through independent distributors under agreements allowing rights of return on merchandise unsold by the distributors. We defer recognition of such sales until the merchandise is sold by the distributors.

    For the year ended December 31, 1999 total revenues were primarily generated from our upstate New York and Hawaii markets, which became operational in July and September 1998, respectively. Revenues increased from 1998 to 1999 due to the growth in the number of subscribers since the initial launch. From the year ended December 31, 1998 to the year ended December 31, 1999, our subscriber base increased from 10,182 to 46,083.

    Average revenue per unit, or ARPU, is an industry term that measures total service revenues per month from our subscribers divided by the average number of digital subscriber units in commercial service for that month. The following table sets forth our recent revenues (in thousands, except for ARPU):

                                    FOR THE YEAR                     FOR THE YEAR
                                       ENDED         PERCENT OF         ENDED         PERCENT OF
                                    DECEMBER 31,    CONSOLIDATED     DECEMBER 31,    CONSOLIDATED
                                        1998          REVENUES           1999          REVENUES
                                   --------------   -------------   --------------   -------------
Service revenues.................      $3,745             71%          $28,136             86%
Equipment revenues...............       1,564             29             4,584             14
                                       ------            ---           -------            ---
Total revenues...................      $5,309            100%          $32,720            100%
                                       ======            ===           =======            ===
ARPU(1)..........................         N/A                              $66

--------------------------

(1) ARPU does not include roaming revenues generated from the use by Nextel subscribers of our portion of the Nextel digital mobile network. ARPU is not calculated for December 31, 1998 due to the information not being comparable to the year ending December 31, 1999.

COST OF SERVICE REVENUES

    Expenses included in the cost of service revenues are site rent, utilities, maintenance, engineering, personnel and interconnect charges, and amounts we must pay Nextel WIP when our customers roam onto Nextel's portion of the Nextel digital mobile network. These expenses depend primarily on the number of operating cell sites, total minutes of use and mix of minutes of use between interconnect and Nextel Direct Connect services.

    For the year ended December 31, 1999 our cost of service revenues was $18.8 million compared to $6.1 million for the same period in 1998. The increase for 1999 compared to 1998 was primarily due to twelve months of operational activities in 1999 compared to initial operating expenses for upstate New York and Hawaii that launched in July and September 1998, respectively.

COST OF EQUIPMENT REVENUES

    Cost of equipment revenues includes the cost of the subscriber wireless telephones and accessories sold by us. For the year ended December 31, 1999 our cost of equipment revenues was $10.7 million compared to $2.9 million for the same period in 1998. The increase in cost in 1999 resulted primarily from the provision of wireless telephones and accessories to new subscribers as we have expanded our portion of the Nextel digital mobile network. As of December 31, 1999, we had 46,083 subscribers. As part of our business plan, we often offer our equipment at a discount or as part of a promotion. As a result, the difference between equipment revenues and cost of equipment revenues was $6.2 million and $1.4 million for the years ended December 31, 1999 and 1998, respectively. We expect to continue to employ these discounts and promotions in an effort to grow our number of subscribers. Therefore, for the foreseeable future, we expect that cost of equipment revenues will exceed our equipment revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses consist of sales and marketing expenses, and general and administrative costs. Sales and marketing expenses relate to salaries for sales representatives and sales support personnel, and costs associated with indirect distribution channels, marketing and advertising programs. We anticipate that our cost per gross additional customer will be relatively high during our first several years of operation, but will decline as sales representatives become more efficient, we expand our indirect distribution channels and the cost of our sales infrastructure is distributed over a greater base of customer additions.

    General and administrative costs relate to corporate overhead personnel including tax, legal, planning, human resources, information technology, treasury and accounting functions. The year ended December 31, 1999 was a transition period during which Nextel WIP made certain accounting, payroll, customer care, purchasing, human resources, information technology and billing functions available to us. For the year ended December 31, 1999 we paid
Nextel WIP approximately $2.8 million for these services. In late October 1999, our customer care center began operations and at the end of 1999, we had transferred a majority of these services to our employees and systems.

    For the year ended December 31, 1999, our selling, general and administrative expenses were $34.9 million compared to $13.5 million for the same period in 1998. Of the total $34.9 million for the year ended December 31, 1999, $18.9 million pertained to our Hawaii and upstate New York markets. The remaining amount reflects the costs to hire and set up functional departments and offices in addition to increasing the sales and marketing activities for new market launches. The $5.4 million increase in expenses for the Hawaii and upstate New York markets for the same period reflects the growth in sales and marketing activities to build the subscriber count.

STOCK-BASED COMPENSATION EXPENSE

    For the years ended December 31, 1999 and 1998, we recorded stock-based compensation expense associated with our restricted stock purchase agreements of $27.3 million and $447,000, respectively. This expense is a non-cash expense. These grants were approved by our board in July 1998, but shares were not issued until November 1998. These grants are considered compensatory and we account for their deferred compensation expenses on a basis similar to that used for stock appreciation rights.

DEPRECIATION AND AMORTIZATION EXPENSE

    For the year ended December 31, 1999, our depreciation and amortization expenses were $12.7 million compared to $4.6 million for the same period in 1998. The increase of $8.1 million relates primarily to depreciating the wireless network assets for the launched Hawaii and upstate New York markets and starting the amortization of our FCC-licensed radio spectrum.

NET LOSS

    For the year ended December 31, 1999 we reported a net loss of approximately $112.4 million which includes an amount for stock-based compensation expense of $27.3 million. This represents an increase of $90.1 million from our loss of $22.3 million for the same period in 1998. Expenses increased in all categories as we have added subscriber usage to the network, hired staff, set up functional departments and offices, and increased marketing and sales activities for new launch markets. We anticipate reporting net losses for the foreseeable future as we grow and expand to meet the requirements of the business.

LIQUIDITY AND CAPITAL RESOURCES

    Our primary liquidity needs arise from the capital requirements necessary to complete the build-out of our portion of the Nextel digital mobile network, including the future acquisitions of additional frequencies and the introduction of new services. We expect capital expenditures to include, among other things, switches, base radios, transmission towers, antennae, radio frequency engineering, cell site construction, and additional FCC licenses. Currently, we estimate that capital requirements to build out our portion of the Nextel digital mobile network, including build-out of the two markets that we intend to exercise our option to purchase, and operating losses and working capital for the period from inception through the end of 2003, will total approximately
$1.2 billion, including the in-kind contributions we have received or expect to receive from Nextel WIP and Motorola.

    For the year ended December 31, 1999, our capital expenditures were approximately $158.1 million, including $22.0 million from the Motorola vendor credit and non-cash capitalized interest, spent primarily to build out the Nextel digital mobile network in the upstate New York, Hawaii, Pennsylvania, Kentucky, Iowa, and Texas markets.

    In addition, as of January 15, 2000 we had approximately $20 million in commitments for additional frequency purchases.

BUILD-OUT SCHEDULE

    For purposes of our build-out, we have divided our territory into 48 markets, including the two markets for which we intend to exercise our option to build out. Our agreements with Nextel WIP require us to build out and provide service in all of these markets by June 2001. The table below identifies our historical and planned build-out schedule for these markets:

                                NEXTEL PARTNERS BUILD-OUT SCHEDULE*
---------------------------------------------------------------------------------------------------
                        INCREMENTAL COVERED     CUMULATIVE COVERED     NUMBER OF MARKETS LAUNCHED
YEAR                         POPULATION             POPULATION              OR TO BE LAUNCHED
----                    --------------------   --------------------   -----------------------------
1998                         4.6 million            4.6 million                     5
1999                         1.5 million            6.1 million                     2
2000                        15.2 million           21.3 million                    28
2001                         5.8 million           27.1 million                    13**

--------------------------

 * We have calculated Pops for purposes of our build-out schedule by using a radio frequency propagation tool to predict reliable service area. We then use a geographical information system product to determine Pops within such reliable service area. Our geographical information system product uses 1990 county census data extrapolated through 1997 based on estimated population growth rates.

**  Including the two markets which we intend to exercise our option to acquire.

OPTION TERRITORIES

    Under our agreements with Nextel WIP, we have the right, but not the obligation, to elect to build out additional markets covering approximately
13 million Pops after we have launched services in five of our existing markets. This option expires if not exercised prior to August 29, 2000. We intend to use a portion of the proceeds of this offering to exercise our option to acquire frequencies covering 2.3 million Pops in two markets in Iowa, South Dakota and Pennsylvania.

    If and when we elect to build out any option territory we must comply with the same launch criteria applicable in the rest of our markets. In addition, we have the right to purchase from Nextel WIP all related fixed network equipment and operational contracts existing, held or used by Nextel in such territories. Moreover, subject to Nextel WIP's ability to obtain any appropriate waivers or approvals from its financing entities and the FCC, Nextel WIP will transfer to us licenses held by Nextel to operate certain frequencies in the option territories in which we elect to build out.

EQUIPMENT AND OPERATING AGREEMENTS

    We have entered into agreements with Motorola to purchase necessary infrastructure equipment and other related software and services we use as well as subscriber wireless telephones and other accessories. In addition, in connection with the capitalization transactions, Motorola contributed to us a total of $22 million credit against future purchases in exchange for shares of our preferred stock. As of December 31, 1999 we had fully utilized this credit. See "Related-Party Transactions--Motorola Purchase Agreements."

    Currently, our agreements with Nextel WIP allow us access to Nextel's switches and switching facilities. Nextel WIP has agreed to cooperate with us to establish a switch facility for our network and to deploy switches in our territory in a manner which best meets the following criteria:

    - integration of our cell sites into Nextel's national switching infrastructure;

    - shared coverage of Nextel Direct Connect service to communities of interest;

    - minimized costs to us and to Nextel; and

    - maximized quality of service to our customers and to Nextel customers.

    These criteria provide for a flexible construction schedule of switches to serve our territory, depending on the existing switches in Nextel's territory and the amount of customer traffic handled by any one switch. We have the option of installing our own switching facilities within our territory. However, our deployment of any switching facility requires coordination with Nextel WIP and may require Nextel WIP's approval. Our agreements with Nextel WIP require us to implement and install appropriate switch elements as the number of our subscribers and cell site levels increases. For example, we will need to install a mobile switching office for every 120,000 subscriber units or a base site controller for every 50 operational cell sites. We believe that we have sufficient funds on hand for these installations under our current business plans.

SOURCES OF FUNDING

    To date, third-party financing activities have provided all of our funding. For the year ended December 31, 1999 these financings totaled $851.1 million and included:

    - proceeds from cash equity contributions of $119.7 million;

    - the offering of our 14% senior discount notes for $406.4 million; and

    - term loans incurred by our operating subsidiary of $325 million.

    For the year ended December 31, 1999, we also received:

    - the contribution by Nextel WIP of FCC licenses valued at $142 million, in exchange for preferred stock; and

    - the contribution by Motorola of a $22.0 million credit to use against our purchases of Motorola manufactured infrastructure equipment in exchange for preferred stock, all of which had been used by December 31, 1999.

    In addition, as of December 31, 1999, we had irrevocable commitments from our current stockholders to contribute an additional $83.1 million. An installment of $52.1 million was contributed in December 1999. The remaining commitments will be paid in installments of

$15.5 million in September of 2000, $52.1 million in December 2000, and $15.5 million in September 2001.

    Our 14% senior discount notes due February 1, 2009 were sold in January 1999. The notes were issued at a discount to their aggregate principal amount at maturity and generated aggregate gross proceeds to us of approximately
$406 million. In July 1999 these notes were exchanged by us for registered notes having the same financial terms and covenants as the notes issued in January 1999. The notes will accrete in value representing the amortization of original issue discount at a rate of 14%, compounded semiannually, to an aggregate principal amount of $800 million by February 1, 2004. Cash interest will not accrue on the notes prior to February 1, 2004. As of December 31, 1999, the accreted value of the outstanding senior discount notes was approximately
$460 million.

    Nextel Partners Operating Corp., one of our wholly owned subsidiaries, entered into a credit facility in January 1999 with a syndicate of banks and other financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, as arranger, DLJ Capital Funding, as syndication agent, and Bank of Montreal, as administrative agent. This credit facility was amended and restated in September 1999. The credit facility, as amended, includes a $175 million term loan, a $150 million term loan and a $100 million reducing revolving credit facility. Subject to Nextel Partners Operating Corp.'s right in the future to seek an increase of up to $50 million, the credit facility may not exceed
$425 million. The $175 million term loan matures on January 29, 2008 and the $150 million term loan matures on July 29, 2008. The revolving credit facility will terminate on January 29, 2007.

    On January 29, 1999, Nextel Partners Operating Corp. borrowed the full amount of the $175 million term loan and on September 9, 1999, it borrowed the full amount of the $150 million term loan. As of December 31, 1999, no amounts were outstanding under the $100 million revolving credit facility.

    The $175 million and the $150 million term loans both bear interest, at our option, at the administrative agent's alternate base rate or reserve-adjusted LIBOR plus, in each case, applicable margins. The applicable margin for the $175 million term loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. The applicable margin for the $150 million term loan is 4.25% over LIBOR and 3.25% over the base rate. For the revolving credit facility, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA, as adjusted, is positive, at which time the applicable margin will be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA, as adjusted, and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over the base rate.

    Borrowings under the term loans are secured by a first priority pledge of all assets of our subsidiaries and a pledge of their capital stock. The credit facility contains customary financial and other covenants for the wireless industry. The credit facility also contains covenants requiring the maintainence of certain defined financial ratios and meeting operational targets including service revenues, subscriber units and network coverage. As of December 31, 1999 Nextel Partners Operating Corp. was in compliance with all covenants associated with this credit facility.

    We believe the net proceeds from this offering, together with the equity investments, the proceeds from the issuance of the senior discount notes and borrowings under the credit facility, provide us with funds sufficient to complete the build-out of our existing markets and the two markets for which we intend to exercise our option to buildout, acquire additional frequencies and provide us with the working capital necessary to cover our debt service requirements and operating losses through 2003, which is when we anticipate achieving positive operating cash flow for the full fiscal year. As of December 31, 1999, our cash and cash equivalents, short-term investments and restricted cash balance was $568.7 million. Although we estimate that we will have sufficient funds through 2003, we cannot assure you that additional funding will not be necessary. We could need additional financing in order to complete our portion of the Nextel digital mobile network, to acquire additional FCC licenses, to add capacity and to offer additional services, and such additional financing might be expensive or impossible to obtain.

MARKET RISKS

    We are subject to market risks arising from changes in interest rates. Our primary interest rate exposure results from changes in LIBOR or the prime rate which are used to determine the interest rate applicable to the term loans of our subsidiary under its credit facility. In April 1999, we entered into an interest rate swap agreement for $60 million of these borrowings to partially hedge our interest rate exposure. Interest rate swaps have the effect of converting the applicable variable rate obligations to fixed or other variable rate obligations. Our potential loss over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate of all our variable rate obligations would be approximately
$2.7 million.

    In January 1999, we issued our 14% senior discount notes. While fluctuations in interest rates may affect the fair value of this debt, interest expense will not be affected due to the fixed interest rate of the notes.

    We do not use financial instruments for trading or other speculative purposes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    SOFTWARE COSTS--In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement became effective for us on January 1, 1999 and established accounting standards for costs incurred in the acquisition or development and implementation of computer software. This new standard requires the capitalization of certain software implementation costs relating to software acquired or developed and implemented for our use. The adoption of this statement has not had a significant effect on our financial position or results of operations.

    ACCOUNTING FOR START-UP ACTIVITIES--In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective on January 1, 1999 and required that costs of start-up activities and organization costs be expensed as incurred. This statement has not had a significant effect on our financial position or results of operations.

    ACCOUNTING FOR DERIVATIVE INSTRUMENT AND HEDGING ACTIVITIES--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. SFAS 137, issued August 1999, postpones for one year the mandatory effective date for SFAS 133 to January 1, 2001. We have not evaluated the effects of this change on our financial position or results of operations.

    REVENUE RECOGNITION IN FINANCIAL STATEMENTS--In November of 1999, the SEC released Staff Accounting Bulletin Number 101--Revenue Recognition in Financial Statements. This bulletin will become effective for us for the quarter ended March 31, 2000. This bulletin establishes more clearly defined revenue recognition criteria than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for nonrefundable fees, such as activation fees, collected by a company upon entering into an arrangement with a customer, such as an arrangement to provide telecommunication services. We believe that the effects of this bulletin will not be material to our financial position or results of our operations.

                                    BUSINESS

OVERVIEW

    We provide digital wireless communications services in mid-sized and smaller markets throughout the United States. We hold or have the right to use broadband wireless frequencies that cover 40 million Pops in 46 markets. We are licensed to operate in 12 of the top 100 metropolitan statistical areas in the United States ranked by population and 51 of the top 200 metropolitan statistical areas. We also have the option, under certain circumstances, to acquire from N-WIP frequencies that cover an additional 13 million Pops, of which we currently intend to acquire frequencies covering 2.3 million Pops. In
January 1999, we entered into an affiliation with Nextel, whose wholly owned subsidiary owns 36.5% of our common stock prior to this offering and is our largest stockholder. This affiliation was created to accelerate the build-out of the Nextel digital mobile network by granting us the exclusive right to offer wireless communications services under the Nextel brand in selected mid-sized and smaller markets.

    The Nextel digital mobile network utilizes a single digital transmission technology called integrated digital enhanced network, or iDEN, which was developed by Motorola. This network constitutes one of the largest fully-integrated wireless communications systems in the United States. By the end of 2000, we and Nextel together plan to provide service covering all of the top 100 metropolitan statistical areas. We offer a differentiated package of services under the Nextel brand name targeted to business users. We currently offer the following fully-integrated services accessible through a single wireless telephone:

    - digital mobile, or interconnect, telephone service;

    - Nextel Direct Connect service that allows users to contact co-workers instantly, on private one-to-one calls or on a group call; and

    - the ability to receive pages and short text messages.

    In addition, Nextel has announced its plan to offer users access to new, digital two-way mobile data and Internet connectivity services, expected to be commercially available in mid-2000. As part of our agreements with Nextel WIP, we expect to offer these same data services in our markets after their commercial implementation by Nextel.

    Our senior management team has substantial operating experience, averaging over 15 years in the communications industry. Each member of senior management has significant experience working at AT&T Wireless, McCaw Cellular and/or Nextel. Our senior management and employees collectively own 6.7% of our common stock on a fully diluted basis prior to this offering. Other key stockholders, in addition to Nextel's subsidiary, include DLJ Merchant Banking, Madison Dearborn Partners, Eagle River Investments, an investment company controlled by Craig O. McCaw, and Motorola.

BUSINESS STRATEGY

    Our goal is to become the leading provider of integrated digital wireless communication services in each market in our territory by offering high-capacity, high-quality, advanced communications services on our portion of the Nextel digital mobile network and implementing key elements of Nextel's business strategy in our markets. In addition to our relationship with Nextel, we believe the following elements of our business strategy will distinguish our wireless service offerings from those of our competitors and will enable us to compete successfully:

    - PROVIDE DIFFERENTIATED PACKAGE OF WIRELESS SERVICES. We offer a package of services and features that combines multiple wireless communications options in a single wireless telephone. We will continue to emphasize the differentiated features of iDEN technology and implement advancements in this technology platform as they become available. In addition, we maintain uniformity with Nextel by offering consistent rates to our customers anywhere on the Nextel digital mobile network, billing based upon the actual numbers of seconds of airtime after the first minute, and rate plans that do not distinguish between "peak" and "off-peak" minutes.

    - TARGET BUSINESS CUSTOMERS. We believe that our focus on business customers will result in higher monthly average revenue per unit and lower average monthly service cancellations or terminations. This is a market segment for which we believe our product has high utility, and we further believe that we and Nextel are the only major U.S. wireless carriers directing fully integrated, nationwide offerings to this segment.

    - DEPLOY ROBUST NETWORK RAPIDLY. Our objective is to build robust wireless systems that cover all key areas of a given market before we launch our network in that market. We are deploying these systems rapidly to capture the current and projected growth in wireless usage in the United States. We are also building our customer care and internal systems to support future anticipated demand.

    - OPERATE IN MID-SIZED AND SMALLER MARKETS. We focus on mid-sized and smaller markets with demographics we believe to be similar to those served by Nextel. We believe that this strategy will allow us to rapidly increase penetration within our targeted customer base, which we believe has historically been underserved in these markets. We believe that this focus, combined with our differentiated service offerings, will give us the ability to sustain our pricing strategy.

MARKETS

    We hold or have the right to use broadband wireless frequencies that cover 40 million Pops in 46 markets. We also have the option to acquire from Nextel WIP frequencies that cover an additional 13 million Pops, of which we currently intend to acquire frequencies covering 2.3 million Pops. We consider these markets to be attractive because:

    - based on our understanding of Nextel's plans, these markets are integral to Nextel's strategy of providing digital wireless services;

    - we believe that Nextel has experienced rapid subscriber growth and competitive success in markets with similar economic and demographic characteristics;

    - we believe that our markets generally contain fewer wireless competitors than do large urban markets; and

    - a number of our markets are adjacent to operational Nextel markets and include numerous offices and branches of Nextel national account customers that we expect will become our customers as soon as we launch service in their vicinity.

    The table below lists the 48 markets in which we have launched or intend to launch digital wireless service:

                                                                                      ACTUAL OR
                                                                                       PLANNED
REGION                 MARKET NAME                                    TOTAL POPS       LAUNCH
-------------------------------------------------------------------------------------------------
NORTHEAST              Syracuse/Utica-Rome/Binghamton/Elmira, NY       2,308,433    2nd Half 1998
                       Harrisburg/York/Lancaster, PA                   1,641,088    1st Half 2000
                       Albany/Glens Falls, NY                          1,407,264    2nd Half 1998
                       Central Pennsylvania (Altoona, Williamsport,
                         State College)*                               1,366,464    2nd Half 2001
                       Buffalo, NY                                     1,282,387    2nd Half 1998
                       Rochester, NY                                   1,049,391    2nd Half 1998
                       Wilkes-Barre/Scranton, PA                         795,694    1st Half 2000
                       Erie, PA                                          369,863    2nd Half 1999
                       Jamestown, NY                                     140,541    1st Half 2000
                                                                      ---------------------------
                                                               Total  10,361,125
                                                                      ----------

                                                                                      ACTUAL OR
                                                                                       PLANNED
REGION                 MARKET NAME                                    TOTAL POPS       LAUNCH
-------------------------------------------------------------------------------------------------
MIDWEST                Eastern Iowa (Waterloo, Dubuque, Davenport,
                         Cedar Rapids, Iowa City)                      1,829,046    1st Half 2000
                       Central Illinois (Peoria, Springfield,
                         Champaign, Bloomington, Decatur)              1,757,899    1st Half 2000
                       Evansville/Owensboro, IN                        1,652,709    1st Half 2001
                       Green Bay/Fond du Lac/Appleton/Sheboygan, WI    1,435,451    1st Half 2001
                       Sioux City, IA/Sioux Falls, SD*                   982,519    2nd Half 2001
                       Nebraska (Omaha, Lincoln)                         936,888    1st Half 2000
                       Des Moines, IA                                    842,622    1st Half 2000
                       Idaho (Boise, Twin Falls)                         606,139    1st Half 2000
                       Eau Claire/La Crosse, WI                          524,868    2nd Half 2000
                       Terre Haute, IN                                   337,121    1st Half 2001
                       Duluth, MN                                        263,627    1st Half 2001
                       Rochester, MN                                     238,733    1st Half 2001
                                                                      ----------
                                                               Total  11,407,622
                                                                      ----------

SOUTH                  Kentucky (Lexington-Fayette, Louisville)        2,543,523    1st Half 2000
                       Arkansas (Fayetteville, Ft. Smith, Pine
                         Bluff)                                        1,804,738    1st Half 2001
                       Shreveport/Monroe/Tyler/Longview, LA/TX         1,597,763    2nd Half 2000
                       Hattiesburg/Jackson, MS                         1,390,583    1st Half 2001
                       Roanoke/Lynchburg/Charlottesville, VA           1,175,872    1st Half 2001
                       McAllen/Harlingen/Brownsville, TX                 963,565    2nd Half 2000
                       Montgomery, MS                                    931,668    1st Half 2000
                       Pensacola/Panama City/Fort Walton Beach, FL       839,162    1st Half 2000
                       Macon/Warner Robins, GA                           743,012    2nd Half 2000
                       Lafayette/Lake Charles, LA                        719,335    1st Half 2000
                       Temple/Killeen/Waco, TX                           672,352    2nd Half 1999
                       Albany, GA                                        651,977    2nd Half 2000
                       Corpus Christi/Victoria, TX                       619,954    2nd Half 2000
                       Little Rock, AR                                   560,297    1st Half 2001
                       Mobile, AL                                        530,315    1st Half 2000
                       Alexandria, LA                                    462,765    2nd Half 2000
                       Bristol/Johnson City/Kingsport, TN                455,691    2nd Half 2000
                       Tallahassee, FL                                   442,904    1st Half 2000
                       Beaumont, TX                                      373,194    1st Half 2000
                       Pascagoula, MS                                    351,431    1st Half 2000
                       Columbus, GA                                      338,865    2nd Half 2000
                       Texarkana, TX/AR                                  331,145    2nd Half 2000
                       Laredo, TX                                        284,574    1st Half 2001
                       Dothan/Auburn-Opelika, GA                         248,951    2nd Half 2000
                       Abilene, TX                                       186,379    1st Half 2001
                       Bryan/College Station, TX                         174,624    1st Half 2000
                                                                      ----------
                                                               Total  19,394,639
                                                                      ----------
NONCONTINENTAL US      Hawaii (all islands)                            1,197,687    2nd Half 1998
                                                                      ----------

                                                      Combined Total  42,361,073
                                                                      ==========

*   Markets for which we expect to exercise our option to build out.

    We have calculated total Pops for a given market by utilizing the 1990 census data for each county within the market and extrapolating such data through 1997 based on estimated population growth rates. Future launch schedules for our markets are subject to the various factors discussed under the heading "Risk Factors" in this prospectus.

    In addition to the medium-sized and smaller markets, our markets include selected corridors along interstate highways and state highways. While these corridors do not have large business or residential populations, we believe that significant revenues will be earned from travelers on such highways. Accordingly, the population of a given area may not fully indicate the amount of the revenues that may be generated in such area.

FREQUENCY MANAGEMENT AGREEMENT

    In August 1999, we exercised our option to elect to build out certain markets in Texas, Indiana, Arkansas, and Georgia. These markets contain 3.8 million Pops. On September 9, 1999, Nextel filed with the FCC applications to transfer control to us of the licenses covering these markets. The FCC did not receive any comments from third parties during the public comment period on these applications. We anticipate that the FCC will approve these applications later this year, although there can be no assurance that it will do so.

    Pending FCC approval, we are managing the frequencies covered by the transfer applications pursuant to a frequency management agreement with Nextel WIP. This agreement obligates us to, among other things, comply with all applicable FCC rules and regulations governing the licenses underlying the managed frequencies and with various standards and criteria established by Nextel relating to the construction, implementation and operation of the Nextel digital mobile network. This agreement will terminate upon the FCC's approval of the transfer applications.

THE NEXTEL DIGITAL MOBILE NETWORK

    We are constructing our portion of the Nextel digital mobile network using the same technology used by Nextel. This technology, referred to as iDEN, was developed by Motorola.

    We are required and intend to build and operate our portion of the Nextel digital mobile network in accordance with Nextel's standards, which will enable both companies to achieve a consistent level of service throughout the United States. By the end of 2000, together with Nextel, we plan to provide service covering all of the top 100 metropolitan statistical areas in the United States ranked by population.

    Our customers are assured of digital quality and advanced features whether they are using our or Nextel's portion of the Nextel digital mobile network. This contrasts to the hybrid analog/digital networks of cellular competitors that do not support all features in the analog-only portions of their networks.

    DIGITAL MOBILE NETWORK SERVICES. We offer a bundled product consisting of the following fully-integrated services accessible through a single wireless telephone:

    - digital mobile, or interconnect, telephone service;

    - Nextel Direct Connect service that allows users to contact co-workers instantly, on private one-to-one calls or on a group call; and

    - the ability to receive pages and short-text messages.

In addition, the Nextel digital mobile network has been designed to offer customers additional features, such as voicemail, call hold, call waiting, no-answer or busy-signal transfer, call forwarding and three-way calling.

    We believe that Nextel's experience demonstrates that a significant degree of overlap exists in the customer population for these separate wireless communications services and that business customers are attracted to the convenience of combining multiple wireless communications options in a single wireless telephone and consolidating all wireless service charges into a single package price and billing statement.

    Nextel's experience and market research show that a sizable portion of certain business users' communications involves contacting others within the same organization. Nextel Direct Connect service is especially well suited to address these intracompany wireless communications needs. Nextel Direct Connect service enables a user to instantly set up a conference on either a one-to-one or group basis within the same geographic area. This is a feature that is not included in any integrated service package currently available from competing cellular and digital operators. We believe that the Nextel Direct Connect feature currently generates approximately 50% of our network traffic.

    To further expand the flexibility and convenience offered by Nextel Direct Connect service to users outside a single organization but within a single industry or interest group in a particular dispatch service area, Nextel has introduced the Nextel Business Networks service. Nextel Business Networks extends Nextel Direct Connect service beyond a company's employees to suppliers, customers and other parties involved in the same transaction, industry or work site.

    Nextel has announced its plans to offer customers access to new digital two-way mobile data and Internet connectivity services. Three new wireless telephones developed and manufactured by Motorola, the "i1000plus," "i500plus" and "i700plus," are available. These new wireless telephones are expected to be the first in a product line that incorporates micro-browsers and wireless Internet capability, and are designed to be combined with other mobile data applications to be used in connection with Nextel's planned wireless data service offering. Nextel has begun testing the underlying technology for these services in several U.S. markets and has announced that it currently plans to commercially launch the wireless data service offering in mid-2000.

    In May 1999, Nextel announced an agreement with Microsoft Corporation to deploy Nextel Online, a wireless Internet service offering that enables Nextel subscribers to access a customized set of Internet services offered through a version of Microsoft's MSN portal anytime, anywhere on the Nextel digital mobile network. Concurrent with this agreement, Microsoft invested $600 million in Nextel.

    We believe Nextel's focus on business customers, particularly those customers who employ a mobile workforce with high demand for wireless communications services, accounts, in part, for its performance in the following areas:

    - SUBSCRIBER GROWTH. Nextel reported in its quarterly report that as of September 30, 1999, it provided digital service to about 4.1 million subscriber units in the United States. Based on information reported by cellular and digital service providers, in seven of the eight quarters through September 30, 1999, Nextel has been one of the top two U.S. wireless industry growth leaders as measured by net customer additions.

    - SUBSCRIBER REVENUES. As reported in its quarterly report for the period ended September 30, 1999, Nextel's average monthly ARPU for its services was approximately $74 for the three months ended September 30, 1999, as compared with a wireless industry average of approximately $40 for the six months ended June 30, 1999, as reported by the Cellular Telecommunications Industry Association.

    INTERNATIONAL ROAMING AGREEMENTS. We expect to enter into international roaming agreements with carriers operating outside of the United States. To the extent that we are unable to obtain an independent agreement due to a technological issue, our agreements with Nextel WIP allow us to earn revenue when non-U.S. subscribers roam on our portion of the Nextel digital mobile network.

    Currently, our and Nextel's subscribers can roam on Clearnet Communications Inc.'s network in Canada and Clearnet's subscribers can roam on the Nextel digital mobile network.

    DIGITAL MOBILE NETWORK TECHNOLOGY. The Nextel digital mobile network combines the iDEN technology developed and designed by Motorola with a low-power, multi-site deployment of base radios similar to that used by cellular service, that permits us to reuse the same frequency in different cells, increasing our system's effective capacity. Nextel currently uses iDEN technology throughout its portion of the Nextel digital mobile network, and we are required to use iDEN technology exclusively. iDEN technology is a proprietary format for delivering signals over scattered, non-contiguous specialized mobile radio, or SMR, frequencies.

    The iDEN technology shares the same basic platform as the wireless standards underlying global system for mobile communications, or GSM, and time division multiple access, or TDMA. iDEN shares many common components with the GSM technology that has been established as the digital cellular communications standard in Europe and is a variant of the GSM technology that is being deployed by certain PCS operators in the United States. iDEN differs in a number of significant respects from the TDMA technology versions being assessed or deployed by many cellular and PCS providers in the United States. The iDEN technology, when utilized for the two-way radio dispatch function, can be significantly more efficient than TDMA technology formats.

    The design of the Nextel digital mobile network is premised on dividing a service area into multiple sites. Each site will contain the base radio connected by a microwave, fiber optic or telephone line to a computer-controlled switching center. In the case of mobile telephone calls, the switching center controls the automatic transfer of calls from site to site as a customer travels, coordinates calls to and from a customer unit and connects calls to the public switched telecommunications network. In the case of two-way dispatch calls, the switching center connects the customer initiating the call directly to the other customer, in the case of a private call and directly to a number of other customers, in the case of a group call, to whom the call is directed in the geographic service areas.

    Under our agreements, we and Nextel WIP are required to cooperate to optimize the location of the switching centers to support both its existing and planned Nextel digital mobile network service and our launch of service. In areas where we do not have our own switch, we obtain switching services from Nextel WIP for a fee.

    The implementation of the Nextel digital mobile network design and technology increases the capacity of a SMR channel significantly, as compared to analog technology, in two ways:

    - The content of every call made by a digital subscriber is converted into a stream of data bits that are encoded and compressed before being transmitted over the airwaves. By converting the call into digital bits, both the content and the processing information used to route the call can be transmitted over the same channel without causing interference with other calls. Upon receipt of the coded data bits, the subscriber's handset will decode the signal into an audible voice.

      By using the iDEN digital technology instead of analog technology on our systems, we achieve an approximate six times improvement in efficiency in the use of our spectrum for two-way radio dispatch service and an approximate three times improvement in efficiency for mobile telephone service.

    - Each cell site provides service on our licensed frequencies to a particular geographic area permitting the customer's telephone to communicate with our network. By designing our system with multiple cell sites, we are able to reuse the frequency channels many times throughout the same license area by placing our transmitters at low elevation sites and restricting the power of each transmitter to a directed geographic area, which may be less than one mile and up to 30 miles. This process avoids interference, while permitting significantly more customers to use the frequencies allotted to us.

    The system described above, combining digital compression technology with the reuse of spectrum throughout our license area, allows us to support more customer calls than would otherwise be the case.

NETWORK BUILD-OUT AND CAPITAL EXPENDITURE PLAN

    For purposes of our build-out, we have divided our territory into 48 markets, including the two markets which we intend to exercise our option to build out. Our agreements with Nextel WIP require us to build out and provide service in all of these markets by June 2001. The table below identifies our historical and planned build-out schedule for these markets:

                                NEXTEL PARTNERS BUILD-OUT SCHEDULE*
---------------------------------------------------------------------------------------------------
                        INCREMENTAL COVERED     CUMULATIVE COVERED     NUMBER OF MARKETS LAUNCHED
YEAR                         POPULATION             POPULATION              OR TO BE LAUNCHED
----                    --------------------   --------------------   -----------------------------
1998                         4.6 million            4.6 million                     5
1999                         1.5 million            6.1 million                     2
2000                        15.2 million           21.3 million                    28
2001                         5.8 million           27.1 million                    13**

------------------------

* We have calculated Pops for purposes of our build-out schedule by using a radio frequency propagation tool to predict reliable service area. We then use a geographical information system product to determine Pops within such reliable service area. Our geographical information system product uses 1990 county census data extrapolated through 1997 based on estimated population growth rates.

**  Including the two markets which we intend to exercise our option to acquire.

    Under the terms of the operating agreements with Nextel WIP, specific areas, including metropolitan areas, smaller communities and corridors, are "required build" areas. Our agreements with Nextel WIP require us to launch commercial service in these areas and we have ongoing requirements to complete additional build-outs in subsequent years.

    In addition, we have the option to elect to build out certain additional markets covering approximately 13 million Pops once we have launched services in five of our existing markets. We currently intend to exercise this option with respect to licenses covering 2.3 million Pops. This option expires if not exercised prior to August 2000. Nextel may build out option markets prior to our exercise of an option if Nextel WIP provides us with notice of Nextel's intent to build out an optioned market and, in response to the notice, we decline to exercise our option to build out that market. If our required markets are not timely built-out or if we choose not to build out optional markets, Nextel will have the right to build out these markets. If Nextel timely completes the build-out of these areas, we will have no right to acquire or operate in those areas.

    CELL SITE ACQUISITION AND CONSTRUCTION. As of December 31, 1999, we had leasehold interests in 1,010 cell site locations for our transmission equipment throughout our territory, which is more than 56% of the 1,800 sites that we estimate will be required to complete the initial system build-out of our portion of the Nextel digital mobile network. Of these sites, 530 were equipped and operational at December 31, 1999.

    Initially, we leased approximately 40 of these sites from Nextel WIP. In April 1999, Nextel WIP sold these towers to SpectraSite Holdings, Inc., along with other towers, and entered into agreements pursuant to which SpectraSite agreed to build or purchase additional towers, including towers in our territory. We have entered into leasing arrangements with SpectraSite on agreed terms for space on all towers controlled by SpectraSite located in our territory and upon which we require space. With respect to all SpectraSite towers in our territory on which we lease space, Nextel WIP has agreed to compensate us for the difference between the lease rates we pay to SpectraSite and the lease rates we would have paid to Nextel WIP under our former master lease agreement.

    To reduce the risk of zoning and other local regulatory delays, construction delays and site acquisition costs, we intend to locate our cell sites on existing transmission towers owned by third parties wherever possible, or if necessary, on towers constructed or purchased by SpectraSite or other contracted third parties at our request. In addition, we plan to take advantage of the capacity of iDEN technology to efficiently employ base radio equipment for less densely-populated areas and for coverage along interstate highways.

    BUILD-OUT CRITERIA Our agreements with Nextel WIP require us to build out our markets in compliance with the site acquisition, frequency design, launch criteria and construction standards that are in effect from time to time and generally applicable to Nextel's U.S. operating subsidiaries. These standards evolve with changes in technology and are subject to modification or adjustments to comply with local rules and laws.

    In general, the site acquisition and construction standards include the use of standard lease or license agreements, appropriate environmental testing of sites for our transmission equipment, compliance with local zoning and building permit requirements and compliance with applicable FAA and FCC registration and other requirements applicable to site construction and operation.

    Frequency design requirements relate to specific frequencies, their required signal strength and performance levels in a given area.

    Similarly, the launch criteria include the ability to provide service in the designated market at specified performance levels to both new customers and existing Nextel digital mobile network customers who roam into our market and the ability to support additional features as required by Nextel.

RELATIONSHIP WITH NEXTEL

    We intend to capitalize on our relationship with Nextel, and believe our relationship provides strategic and cost-saving advantages, including the following:

    - NEXTEL BRAND AWARENESS AND MARKETING PROGRAMS. We benefit from the broad scope and geographic coverage of Nextel's marketing efforts and related advertising campaigns, which are designed to increase awareness of the Nextel brand name and stimulate interest in and demand for Nextel service by stressing its versatility, value, simplicity and quality.

    - NATIONWIDE ROAMING. Our subscribers and subscribers of Nextel are able to use interconnect service to roam throughout the Nextel digital mobile network at no additional charge. Nextel provides our subscribers the same basic mobile telephone functionality and related features available to them in our markets when they roam into Nextel's markets. Pursuant to our operating agreements with Nextel WIP, Nextel's subscribers generate revenue for us when they roam into our markets and we pay Nextel when our subscribers roam into its markets.

    - SUPPORT SERVICES. The operating agreements with Nextel WIP enable us to:

       - use Nextel's switching facilities and network monitoring center;

       - use Nextel's back-office systems to support customer activation and billing; and

       - access technology improvements from Nextel's research and development.

    Prices for these services are based on Nextel's cost to provide us these services.

    - NEXTEL'S EXISTING RELATIONSHIPS WITH VENDORS AND DISTRIBUTORS. Nextel WIP has agreed to assist us in obtaining the same terms it receives from its vendors of equipment and services. For example, under our agreement with Motorola, subject to certain exceptions, we purchase wireless telephones and infrastructure equipment from Motorola at the same prices as Motorola offers such equipment to Nextel. We intend to develop our own relationships with vendors and seek from Nextel's distributors terms similar to those agreed to with Nextel.

    - NEXTEL'S NATIONAL ACCOUNTS. We anticipate that individuals in numerous offices and branches of Nextel's national accounts will become our subscribers when we launch service in their area. On January 29, 1999, Nextel national accounts' subscribers who were located in our operational markets became our subscribers.

SALES AND MARKETING

    BUSINESS CUSTOMER FOCUS. Our marketing strategy targets business users who we believe are particularly attracted to the Nextel digital mobile network's potential for increasing efficiencies and reducing costs. Following Nextel's marketing approach, we have initially concentrated our sales efforts on a number of distinct groups of mobile workers, including personnel in the transportation, delivery, real property and facilities management, construction and building trades, landscaping and other service sectors. We will gradually expand our target customer group to include additional industry groups.

    As we launch in each of our markets, we receive leads and prospects previously generated by the Nextel marketing organization within our territory, either as a result of offices or branches of Nextel national accounts located within our territory or as a result of inquiries directed to Nextel prior to the launch of services. We expect to continue to benefit from Nextel's national advertising campaigns. We utilize a direct sales force as well as indirect sales channels, direct mail and telemarketing to market our services and products.

    We believe that this focus on business customers and our unique bundle of services have resulted in higher monthly average revenue per unit and a lower average monthly cancellation or termination rate than other wireless services providers have experienced.

    PRICING PLANS. Although we set our price levels in each of our markets independently of Nextel, we are required to adopt Nextel's pricing strategies. We believe these strategies are both profitable and attractive to customers. These pricing features include home-rate roaming, one-second rounding after the first minute and flat-rate pricing, which we believe differentiate our services from competitors, and enable us to benefit from Nextel's national advertising of these features:

    - HOME-RATE ROAMING. Our customers pay the same rates they pay at home when traveling anywhere on either Nextel's or our portion of the Nextel digital mobile network, without the complex dialing procedures, access fees or higher roaming airtime rates frequently encountered by roaming customers of cellular providers.

    - ONE-SECOND ROUNDING. We bill our mobile telephone service customers based on the actual number of seconds of airtime used after the first minute, in contrast to the common cellular industry practice of rounding call lengths up to the next minute.

    - FLAT-RATE PRICING. Our rate plans do not distinguish between "peak" and "off-peak" minutes, charging one airtime rate and a single nationwide long distance rate, regardless of the time of day a call is made.

CUSTOMER CARE

    In October 1999, our customer care call center in Las Vegas, Nevada became operational and began to provide services to our subscribers. Our subscribers can reach customer service by dialing 611 from their wireless telephones or by calling the national 800 number advertised by Nextel. Nextel's call center routes all calls from our customers to us. In addition to customer care, we have strategically located our credit and activation, order fulfillment, and collection services in the call center.

THE NEXTEL WIP OPERATING AGREEMENTS

    The operating agreements define the relationship, rights and obligations between Nextel WIP and us. The agreements began January 29, 1999, have initial terms of ten years, and may be extended for up to two and a half years, with four ten-year renewals available at our option.

    Pursuant to the agreements, Nextel WIP is obligated to share with us Nextel's experience in operating iDEN networks by granting us access to meetings and providing specified services upon our request. The most significant services Nextel WIP may provide us are:

    - use of certain of Nextel's switching facilities in exchange for a per-minute fee based on Nextel's national average cost for such service, including financing and depreciation costs;

    - monitoring of switches owned by us on a 24-hour per day basis by Nextel's network monitoring center in exchange for a fee based on pro-rata costs;

    - use of Nextel's back-office systems in order to support customer activation, billing and customer care for national accounts in exchange for fees based on Nextel's national average cost for such services;

    - use of the Nextel brand name and certain trademarks and service marks, and the marketing and advertising materials developed by Nextel in exchange for a marketing services fee described below;

    - access to technology enhancements and improvements; and

    - assisting us in contracting with Nextel's vendors on the same terms as Nextel obtains wherever possible.

To further support us in our efforts, Nextel WIP has also agreed that:

    - the per-minute switching fees through the year 2001 will be based on the estimated national average cost for such services in the year 2001;

    - the switch monitoring services will be supplied for a fee based on Nextel's average costs of providing such service;

    - no marketing services fee is due until the later of January 2002 or the first month of the quarter beginning after we achieve two consecutive quarters of positive EBITDA as adjusted, at which time the fee will be 0.5% of gross monthly service revenues for the next three years of operation and 1.0% of gross monthly service revenues thereafter; and

    - when a Nextel subscriber roams on our system we receive a percentage of the service revenues generated by the roaming subscriber. The percentage is 90% of the service revenues in 2000, 85% in 2001 and 80% thereafter, subject to upward or downward adjustment based on the relative customer satisfaction levels of Nextel and us.

    In addition, the operating agreements demand that we adhere to certain key operating requirements, including the following:

    - we generally are required to offer the full complement of products and services offered by Nextel in comparable service areas;

    - we must abide by Nextel's standard pricing structure--principally home-rate pricing, per-second billing and flat-rate pricing--but we need not charge the same prices as Nextel;

    - we must meet minimum network performance and customer care thresholds; and

    - we must adhere to standards in other operating areas, such as frequency design, site acquisition, construction, cell site maintenance and marketing and advertising.

THE U.S. WIRELESS COMMUNICATIONS INDUSTRY

OVERVIEW

    Wireless communications systems use a variety of radio frequencies to transmit voice and data, and include cellular telephone services, ESMR, PCS and paging. ESMR stands for enhanced specialized mobile radio, and is the regulatory term applied to the services, including those provided by the Nextel digital mobile network, that combine wireless telephone service with a dispatch feature and paging. PCS stands for personal communications service, and refers to digital wireless telephone service.

    Since the first commercial cellular systems became operational in 1983, wireless telecommunications services have grown dramatically as these services have become widely available and increasingly affordable. This growth has been driven by technological advances, changes in consumer preferences and increased availability of spectrum to new operators.

    The provision of cellular telephone service began with providers utilizing the 800 MHz band of radio frequency in 1982 when the FCC began issuing two licenses per market throughout the United States. In 1993, the FCC allocated a portion of the radio spectrum, 1850-1990 MHz, for a new wireless communications service commonly known as PCS. The FCC's stated objectives in auctioning bandwidth for PCS were to foster competition among existing cellular carriers, increase availability of wireless services to a broader segment of the public, and bring innovative technology to the U.S. wireless industry. From 1995 through 1997, the FCC conducted auctions in which industry participants were awarded PCS licenses for designated areas throughout the United States.

    The demand for wireless telecommunications has grown rapidly, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. According to the Cellular Telecommunications Industry Association, the number of wireless subscribers in the United States, including cellular, PCS and ESMR, has grown from approximately 200,000 at June 30, 1985 to over 76 million at June 30, 1999, which reflected a penetration rate of 27.6%.

    The following graph and table set forth certain U.S. wireless industry statistics:

                           U.S. WIRELESS SUBSCRIBERS
                                1992 - JUNE 1999

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NUMBER OF SUBSCRIBER
(in millions)
1992                  11,000
1993                  16,000
1994                  24,100
1995                  33,800
1996                  44,000
1997                  55,300
1998                  69,200
June 30,1999          76,300

                                                                                                                  SIX
                                                                                                                MONTHS
                                                           YEAR ENDED DECEMBER 31,                               ENDED
                                  --------------------------------------------------------------------------   JUNE 30,
WIRELESS INDUSTRY STATISTICS(1)     1992       1993       1994       1995       1996       1997       1998       1999
-------------------------------   --------   --------   --------   --------   --------   --------   --------   ---------
Total service revenues (in
  billions).....................   $  7.8     $ 10.9     $ 14.2     $ 19.1     $ 23.6     $ 27.5     $ 33.1     $ 19.4
Wireless subscribers at end of
  period (in millions)..........     11.0       16.0       24.1       33.8       44.0       55.3       69.2       76.3
Subscriber growth...............     46.0%      45.1%      50.8%      40.0%      30.4%      25.6%      25.1%      25.5%
Average monthly revenues per
  subscriber....................   $68.68     $61.49     $56.21     $51.00     $47.70     $42.78     $39.43     $40.24
Ending penetration..............      4.3%       6.2%       9.2%      12.9%      16.6%      20.0%      25.0%      27.6%
Digital subscribers at end of
  period (in millions)..........       --         --         --         --         --        6.5       18.3         --

------------------------

Source: Cellular Telecommunications Industry Association and Census Bureau Data.

(1) Reflects domestic U.S. commercially operational cellular, ESMR and PCS providers.

WIRELESS COMMUNICATIONS SYSTEMS

    In the U.S. wireless communications industry, there are three wireless telephone services: cellular, ESMR and PCS. Currently, cellular is the predominant service available and has several competitive advantages. Cellular and ESMR services utilize radio spectrum in the 800 MHz band while PCS operates at higher frequencies of 1850 to 1990 MHz. Use of the 800 MHz band gives cellular and ESMR superior ability to penetrate buildings and other physical obstacles and spread or "propagate" through air, thereby reducing infrastructure costs since fewer base radios are needed to cover a given area.

    All cellular services transmissions were originally analog-based, although some cellular providers have now overlaid digital systems alongside their analog systems in many markets. Analog cellular technology has the advantage of using a consistent standard nationwide, permitting nationwide roaming using a single mode, single band telephone. On the other hand, analog technology has several disadvantages, including less efficient use of spectrum, which reduces effective call capacity; inconsistent service quality; decreased privacy, security and reliability as compared to digital technologies; and the inability to offer services such as voice mail, call waiting or caller identification.

    All PCS services, like ESMR, are all-digital systems which convert voice or data signals into a stream of binary digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with improvements in digital signaling, allows digital-based wireless technologies to offer new and enhanced services, and improved voice quality and system flexibility, as compared with analog technologies. Call forwarding, call waiting and greater call privacy are among the enhanced services that digital systems provide. In addition, due to the reduced power consumption of digital handsets, users benefit from an extended battery life.

    The FCC has also assigned non-contiguous portions of the 800 MHz band to SMR, which was initially dedicated to analog two-way radio dispatch services. This service only became viable in the wireless telephone market with the introduction in 1993 of ESMR, which applies digital technology to make use of the 800 MHz spectrum band and its superior propagation characteristics to deliver the advantages of a digital wireless mobile telephone system while retaining and significantly enhancing the value of SMR's traditional dispatch feature.

    Unlike analog cellular, which has been implemented in a uniform manner across the United States, several mutually incompatible digital technologies are currently in use in the United States. Roaming into different areas often requires multi-mode (analog/digital) and/or multi-band (PCS/ cellular) telephones that function at both cellular and PCS frequencies and/or are equipped for more than one type of modulation technology. Time-division technologies, which include GSM, TDMA and iDEN, break up each transmission channel into time slots that increase effective capacity. Code Division Multiple Access, or CDMA technology is a spread-spectrum technology which transmits portions of many messages over a broad portion of the available spectrum rather than a single channel. iDEN phones presently operate only in the iDEN mode within SMR frequencies, and therefore cannot roam onto other digital or analog wireless networks.

NEXTEL

    Nextel deployed a second generation of Motorola's iDEN technology beginning in the third quarter of 1996. In its quarterly and annual reports, Nextel has reported a high rate of customer growth since that time, making it one of the industry's growth leaders as compared to information reported by other cellular and digital service providers. Based on Nextel's quarterly and annual reports, over the past three years the number of Nextel's ESMR customers in the United States has grown at a 106.9% compounded growth rate quarter over quarter, and as of September 30, 1999 the number of Nextel's ESMR customers in the United States is estimated to have grown to about 4.1 million.

    The following chart illustrates the quarterly growth of Nextel's ESMR customers in the United States over the past four years. Because our physical network will take several years to build out fully, and because of the smaller size of our territory as compared to Nextel's, our rate of customer growth may not equal or exceed Nextel's results. Moreover, we cannot assure you that Nextel, whose growth we believe has been driven primarily by its success in penetrating its core market of industries dependent upon mobile work groups, will sustain its recent growth rates in the future.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NEXTEL - QUARTERLY DIGITAL SUBSCRIBERS*
(in thousands)
Subscribers
Q4 94                                       13.5
Q1 95                                       22.6
Q2 95                                       37.0
Q3 95                                       61.0
Q4 95                                       85.0
Q1 96                                      129.1
Q2 96                                      176.0
Q3 96                                      228.0
Q4 96                                      300.3
Q1 97                                      422.9
Q2 97                                      624.4
Q3 97                                      946.6
Q4 97                                    1,270.7
Q1 98                                    1,641.5
Q2 98                                    2,042.1
Q3 98                                    2,417.4
Q4 98                                    2,789.9
Q1 99                                    3,152.9
Q2 99                                    3,592.9
Q3 99                                    4,050.9

------------------------

* As reported in Nextel's quarterly and annual reports on Forms 10-Q and 10-K as filed with the SEC.

    Nextel's reported monthly average revenue per unit has generally increased since 1993, a fact that stands in notable contrast to the overall trend in the wireless industry, where, according to data reported by the Cellular Telecommunications Industry Association, monthly average revenue per unit declined from 1993 to 1998 with a slight increase in the first half of 1999. Nextel's monthly average revenue per unit may be adversely affected in the future as it attempts to broaden its customer base and faces increasing competition. There can be no assurance that our monthly average revenue per unit will duplicate that of Nextel because we set our prices independently, and our markets are distinct from Nextel's.

    The following chart illustrates the quarterly growth of Nextel's monthly average revenue per unit rates over the past three years.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NEXTEL - MONTHLY AVERAGE REVENUE PER DIGITAL
Subscriber Unit (ARPU)*
ARPU
Q2 96                                         $52
Q3 96                                         $56
Q4 96                                         $56
Q1 97                                         $59
Q2 97                                         $63
Q3 97                                         $70
Q4 97                                         $68
Q1 98                                         $66
Q2 98                                         $69
Q3 98                                         $70
Q4 98                                         $70
Q1 99                                         $71
Q2 99                                         $74
Q3 99                                         $74

------------------------

* As reported in Nextel's quarterly and annual reports on Forms 10-Q and 10-K filed with the SEC.

    We believe that Nextel has maintained and increased its monthly ARPU as a result of the unique features of its differentiated product and its focus on mobile work groups. In its 1998 annual report, Nextel reported that it believes that these groups have made its service an integral part of their business operations, which we believe contributes to high usage and improved customer satisfaction. iDEN service offers the same mobile telephone features as digital cellular and PCS service, including call forwarding, call waiting and greater call privacy. Moreover, iDEN technology's unique differentiation from other digital standards is its dispatch service, which is marketed by Nextel and us as Nextel Direct Connect service.

    The Nextel Direct Connect service dispatch capability allows any member of a mobile team to immediately communicate with any or all of a prearranged Nextel phone-equipped team of up to 100 members with the push of a button. This "push-to-talk" feature works like a two-way radio, but, in contrast to analog dispatch SMR radios, iDEN technology allows only the person or persons being called to hear the conversation.

    Nextel Direct Connect service, together with other enhancements, including call alert, speakerphone capability, short text paging and "hot-sync" programming (on certain subscriber unit models), differentiate Nextel's digital service from those of cellular and PCS providers, and we believe it has been responsible for Nextel's strong appeal to business users in mobile occupations, including transportation, delivery, real property and facilities management, construction and building, landscaping, and other service sectors. "Hot-sync" programming allows users to quickly and easily program their subscriber units with the data necessary to form a Direct Connect work group by inserting each unit into a cradle connected to a personal computer. In addition to its advantages to users, Nextel Direct Connect service uses only half the bandwidth that an interconnected call over an iDEN network would use, and this efficient use of spectrum gives the iDEN service provider the opportunity to offer attractive pricing for Nextel Direct Connect service.

COMPETITION

    In each of the markets where our portion of the Nextel digital mobile network will operate, we will compete with the two established cellular licensees and as many as six PCS licensees, including AT&T Wireless, Sprint PCS, Bell Atlantic, VoiceStream, BellSouth, SBC Communications, PrimeCo and AirTouch. Our ability to compete effectively with other wireless communications service providers depends on a number of factors, including:

    - the continued satisfactory performance of iDEN technology;

    - the establishment and maintenance of roaming service among our market areas and those of Nextel; and

    - the development of cost-effective direct and indirect channels of distribution for our portion of the Nextel digital mobile network and our products and services.

    A substantial number of the entities that have been awarded PCS licenses are current cellular communications service providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources, customer bases and name recognition greater than ours. PCS operators will likely compete with us in providing some or all of the services available through our network. Additionally, we expect that existing cellular service providers, some of which have been operational for a number of years and have significantly greater financial and technical resources, customer bases and name recognition than us, will continue to upgrade their systems to provide digital wireless communications services competitive with those available on our network. Moreover, cellular and wireline companies have been granted authority to participate in dispatch and SMR services, respectively. We also expect our business to face competition from other technologies and services developed and introduced in the future.

    We believe that the mobile telephone service currently being provided on the Nextel digital mobile network utilizing the iDEN technology is similar in function to and achieves performance levels competitive with those being offered by other current wireless communications service providers in our market areas. There are, however, and will in certain cases continue to be, differences between the services provided by us and by cellular and/or PCS system operators and the performance of our respective systems. The all-digital networks that we and Nextel operate provide customers with digital quality and advanced features wherever they roam on the Nextel digital mobile network, in contrast to hybrid analog/digital networks of cellular competitors, which do not support these features in the large analog-only portion of their networks. Nevertheless, our ability to provide roaming services will be more limited than that of carriers whose subscribers use handsets that can operate on both analog and digital cellular networks and who have roaming agreements covering larger parts of the country. As the Nextel digital mobile network expands to cover a greater geographic area, this disadvantage will be reduced, but we can give no assurance that the Nextel digital mobile network will ever cover the same geographic areas as other mobile telephone services. In addition, if either PCS or cellular operators provide two-way radio dispatch services in the future, our competitive advantage in being uniquely able to combine that service with our mobile telephone service would be impaired.

    Telephones utilized on the Nextel digital mobile network are not compatible with those employed on cellular or PCS systems, and vice versa. This lack of interoperability may impede our ability to attract cellular or PCS customers or those new mobile telephone customers that desire the ability to access different service providers in the same market.

    We plan to market the multi-function telephones manufactured by Motorola, and in the future, other manufacturers including Kyocera Corporation, who may license the iDEN technology from Motorola. These telephones are and are likely to remain significantly more expensive than analog telephones, and are and are likely to remain somewhat more expensive than digital cellular or PCS telephones that do not incorporate a comparable multi-function capability. We therefore expect to

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
charge higher prices for the telephones to be used by our customers than those charged by operators for analog cellular telephones and possibly than those charged by operators for digital cellular telephones. However, we believe that our multi-function telephones currently are competitively priced compared to multi-function--mobile telephone service and short text messaging--digital, cellular and PCS telephones.

    During the transition to digital technology, certain participants in the U.S. cellular industry are offering telephones with dual mode--analog and digital--compatibility. Additionally, certain analog cellular system operators that directly or through their affiliates also are constructing and operating digital PCS systems have made available to their customers dual mode/dual band--800 MHz cellular/1900 MHz PCS--telephones, to combine the enhanced feature set available on digital PCS systems within their digital service coverage areas with the broader wireless coverage area available on the analog cellular network. We do not have comparable hybrid telephones available to our customers.

    We can give no assurances that potential customers will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package we plan to provide on our portion of the Nextel digital mobile network.

    Over the past several years as the number of wireless communications providers in our market areas has increased, the prices of such providers' wireless service offerings to customers in those markets have generally been decreasing. We may encounter market pressures to reduce our service offering prices or to restructure our service offering packages to respond to particular short-term, market-specific situations, such as special introductory pricing or packages that may be offered by new providers launching their service in a market, or to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers, particularly if PCS operators enter the smaller markets that we intend to serve.

    Because many of the cellular operators and certain of the PCS operators in our markets have substantially greater financial resources than us, they may be able to offer prospective customers equipment subsidies or discounts that are substantially greater than those, if any, that could be offered by us and may be able to offer services to customers at prices that are below prices that we are able to offer for comparable services. Thus, our ability to compete based on the price of our digital mobile network telephones and service offerings will be limited. We cannot predict the competitive effect that any of these factors, or any combination thereof, will have on us.

    Cellular operators and certain PCS operators and entities that have been awarded PCS licenses each control more spectrum than is allocated for SMR service in each of the relevant market areas. Specifically, each cellular operator is licensed to operate 25 MHz of spectrum and certain PCS licensees have been licensed for 30 MHz of spectrum in the markets in which they are licensed, while no more than 21.5 MHz is available in the 800 MHz band to all SMR systems, including our systems, in those markets. The control of more spectrum gives cellular operators and such PCS licensees the potential for more system capacity and, therefore, the ability to serve more subscribers than SMR operators, including Nextel and us. We believe that we generally have adequate spectrum to provide the capacity needed on our portion of the Nextel digital mobile network currently and for the reasonably foreseeable future.

    In 1997, the FCC reallocated and auctioned 30 MHz of 2.3 GHz spectrum to wireless services. However, the strict operational and technical limitations the FCC placed on use of the spectrum will likely prohibit the provision of mobile services using current technology. Additionally, the FCC has reallocated 220 MHz of radio spectrum for use by "emerging telecommunications technologies," such as PCS, low-earth orbit satellites and mobile satellite systems. The FCC has authorized a consortium of communications companies to provide nationwide mobile satellite services. Additionally, the FCC recently reallocated 36 MHz of the former analog television channels to commercial services, including broadcasts, fixed and mobile services. The FCC has announced that

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
it intends to auction this spectrum in April 2000. We cannot predict how these technologies will develop or what impact, if any, they will have on our ability to compete for wireless communications services customers.

    The FCC has recently announced plans to reauction over 150 PCS licenses on July 26, 2000. However, these licenses are presently subject to ongoing litigation in federal court. If and when these licenses go into service, they may be purchased by our competitors, subject to FCC's spectrum cap discussed below, and may increase the level of competition in our markets. The FCC may also allocate additional spectrum at any time and create rules that would make services provided on that spectrum competitive with our ESMR service.

EMPLOYEES

    As of December 31, 1999, we had approximately 530 employees. None of our employees are or are expected to be represented by a labor union or subject to a collective bargaining agreement, nor have we experienced any work stoppage due to labor disputes. We believe that our relations with our employees are good.

PROPERTIES

    We own no material real property. We lease our headquarters located in Kirkland, Washington. This facility is approximately 10,000 square feet and we have a lease commitment on the facility through July 25, 2001. We lease administrative offices of approximately 12,700 square feet in Minnetonka, Minnesota under a lease expiring March 31, 2002. We lease office space of approximately 23,000 square feet in Las Vegas, Nevada for operation of our customer service call center under a lease expiring May 11, 2004. We lease cell sites for the transmission of radio service under various master site lease agreements as well as individual site leases. The terms of these leases generally range from five to 25 years at monthly rents ranging from $300 to $2,200. As of December 31, 1999, we had approximately 530 constructed sites at leased locations.

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
                                   REGULATION

FEDERAL REGULATION

    SMR REGULATION. We are an SMR operator regulated as such by the FCC. The FCC also regulates the licensing, construction, operation and acquisition of all other wireless telecommunications systems in the United States, including cellular and PCS operators. We are generally subject to the same FCC rules and regulations as cellular and PCS operators, but our status as an SMR operator creates some important regulatory differences.

    Within the limitations of available spectrum and technology, SMR operators are authorized to provide mobile communications services to business and individual users, including mobile telephone, two-way radio dispatch, paging and mobile data services. SMR regulations have undergone significant changes during the last five years and continue to evolve as new FCC rules and regulations are adopted.

    The first SMR systems became operational in 1974, but these early systems were not permitted or designed to provide mobile telephone service competitive with that provided by cellular operators. SMR operators originally emphasized two-way dispatch service, which involves shorter duration communications than mobile telephone service and places less demand on system capacity. SMR system capacity and quality was originally limited by:

    - the smaller portion of the radio spectrum allocated to SMR;

    - the assignment of SMR frequencies on a non-contiguous basis;

    - regulations and procedures that initially served to spread ownership of SMR licenses among a large number of operators in each market, thereby further limiting the amount of SMR spectrum available to any particular operator; and

    - older SMR technology, which employed analog transmission and a single site, high-power transmitter configuration, thus precluding the use of any given SMR frequency by more than one caller at a time within a given licensed service area.

    The original analog SMR market, therefore, was oriented largely to customers such as contractors, service companies and delivery services that have significant field operations and need to provide their personnel with the ability to communicate directly with one another, either on a one-to-one or one-to-many basis, within a limited geographic area. SMR licenses granted prior to 1997 have several unfavorable characteristics, as compared with cellular or PCS licenses. Because these SMR licenses were on a site-by-site basis, numerous SMR licenses were required to cover the metropolitan area typically covered by a single cellular or PCS license.

    SMR licenses granted in 1997 and later were granted to cover a large area (known as an economic area, or EA) rather than a particular antenna at a particular site. EA licenses, therefore, are more like cellular or PCS licenses in this regard, and eliminate one of the former regulatory disadvantages of SMR licenses. Nextel was the largest successful bidder in the FCC's auction of EA licenses, and, as a result, we, or a Nextel subsidiary, hold EA licenses for all of the territories that we intend to serve.

    EA licenses grant the licensee exclusive use of the frequencies in the EA territory. To the extent that another SMR site-by-site licensee may be operating in the same frequencies in the EA pursuant to another license, the EA licensee has priority, but must compensate the incumbent for the cost of changing to another frequency. Most of our EA licenses are free of incumbent carriers other than Nextel. Nextel WIP has transferred to us those site-by-site licenses located in our EA territories operating at the same frequencies. EA licenses to operate on these frequencies were granted pursuant to a one-time auction and are issued for ten years, after which we will need to apply for

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
renewal from the FCC. EA licensees can generally expect to obtain renewal of their licenses if they are otherwise in good standing before the FCC.

    All of our SMR licenses are subject to FCC build-out requirements. The FCC recently modified the build-out deadlines for our pre-1997 site-by-site SMR licenses permitting us to utilize the same build-out schedule as our EA licenses. Our EA licenses must provide coverage to at least one-third of the population of the license area within three years of the initial grant and two-thirds of the population within five years. Failure to comply with the build-out requirements for both site-by-site licenses and EA licenses may result in a revocation of these licenses by the FCC. We will be acquiring and utilizing both site-by-site licenses and EA licenses.

    FEDERAL REGULATION OF WIRELESS OPERATORS. SMR regulations have undergone significant changes during the last five years and continue to evolve as new FCC rules and regulations are adopted pursuant to the Omnibus Budget Reconciliation Act of 1993 and the Telecommunications Act. Since 1996 SMR operators like us and Nextel have been subject to common carrier obligations similar to those of cellular and PCS operators. This regulatory change recognized the emergence of SMR service as competitive with the wireless service provided by cellular and PCS providers.

    As a result, SMR providers like us now have many of the same rights (such as the right to interconnect with other carriers) and are subject to many of the same obligations applicable to cellular and PCS operators.

    The FCC prohibits any SMR, cellular or PCS provider, including us, collectively regulated as "CMRS" providers, from restricting another carrier's ability to resell its services until November 24, 2002. The FCC also has adopted requirements for CMRS providers, including covered SMR providers, to implement various enhanced 911 capabilities. The FCC also requires CMRS providers to deploy technology that would allow customers to keep their telephone numbers when switching to another carrier. Covered SMR providers, including us, along with other CMRS services providers, must offer this number portability service in the 100 largest metropolitan areas, including the ability to support nationwide roaming, by November 2002. This requirement also includes enabling calls from our network to be delivered to telephone numbers which have been switched from one wireline carrier to another. The FCC is presently considering whether to accelerate this deployment schedule so that CMRS providers could use this technology to foster more efficient utilization of telephone numbers. An acceleration of this schedule could result in significant costs on us and other carriers.

    The FCC's spectrum cap regulations limit any entity from holding attributable interests in more than 45 MHz of licensed broadband PCS, cellular or covered SMR spectrum with significant overlap in any geographic area. The FCC has recently upheld this 45 MHz cap, while increasing the cap in rural areas to 55 MHz. An interest of 20% or more of the equity or voting rights in a PCS, SMR or cellular licensee may subject an investor to restrictions on ownership of overlapping wireless providers. These rules may affect our ability to obtain additional spectrum.

    Wireless providers, including us, also must satisfy FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent networks. In addition, the height and power of base radio transmitting facilities of certain wireless providers and the type of signals they emit must fall within specified parameters.

    The FCC is responsible for the other rules and policies which govern the operations over the SMR spectrum necessary for the offering of our services. This includes the terms under which CMRS providers interconnect their networks and the networks of wireline and other wireless providers of interstate communications services. The FCC also has the authority to adjudicate complaints filed under the Communications Act with respect to service providers subject to its jurisdiction among other matters. Under its broad oversight authority with respect to market entry and the promotion of a competitive marketplace for wireless providers, the FCC regularly conducts rulemaking and other types of proceedings to determine rules and policies that could affect SMR operations. These rules and policies are applicable to our operations and we intend to comply with the FCC's promulgations.

    In August 1996, the FCC adopted rules implementing certain Communications Act provisions that impose a number of obligations for local exchange carriers to interconnect their network to other carriers' networks which affect wireless service providers. Established local exchange carriers must provide for co-location of equipment necessary for interconnection, as well as any technically feasible method of interconnection requested by a CMRS provider. In addition, all local exchange carriers are obligated to enter into reciprocal, cost-based compensation arrangements with CMRS providers for the transmission of local calls. If we cannot successfully negotiate an interconnection agreement with an established local exchange carrier, it may require the relevant state public utilities commission to serve as arbitrators.

    In addition, the Communications Assistance for Law Enforcement Act of 1994 requires all telecommunications carriers, including wireless carriers, as of June 30, 2000, to ensure that their equipment is capable of permitting the government, pursuant to a court order or other lawful authorization, to intercept any wire and electronic communications carried by the carrier to or from its subscribers and to access certain call-identifying information that is reasonably available to the carriers. Implementation of certain capabilities required by the FCC must be completed by September 30, 2001. These requirements are presently subject to appeal in Federal court. Compliance with the requirements of this Act and the FCC's rules could impose significant additional direct and/or indirect costs on us and other wireless carriers.

    Wireless networks are also subject to certain FCC and FAA regulations respecting the relocation, lighting and construction of transmitter towers and antennas and are subject to regulation under the National Environmental Policy Act and the environmental regulations of the FCC. The FCC's rules require antenna structure owners to notify the FAA of structures that may require marking or lighting. In addition to our SMR licenses, we may also utilize other carriers' facilities to connect base radio sites and to link them to their respective main switching offices. These facilities may be separately licensed by the FCC and may be subject to regulation as to technical parameters, service, and transfer or assignment.

    Pursuant to the Telecommunications Act, all telecommunications carriers that provide interstate telecommunications services, including SMR providers such as ourselves, are required to make an "equitable and non-discriminatory contribution" to support the cost of federal universal service programs. These programs are designed to achieve a variety of public interest goals, including affordable telephone service nationwide, as well as subsidizing telecommunications services for schools and libraries. Contributions are calculated on the basis of each carrier's interstate end-user telecommunications revenue. The Telecommunications Act also permits states to adopt universal service regulations not inconsistent with the Telecommunications Act or the FCC's regulations. The FCC has concluded that states can require CMRS providers to contribute to their universal services funds. Additional costs may be incurred by us and ultimately by our subscribers as a result of our compliance with these required contributions.

    The Telecommunications Act also requires all telecommunications carriers, including SMR licensees, to ensure that their services are accessible to and useable by persons with disabilities, if readily achievable. Compliance with the Telecommunications Act requirements, and the regulations promulgated thereunder, could impose additional direct and/or indirect costs on us and other licensees.

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
    In addition, other regulations may be promulgated pursuant to the Communications Act or the Telecommunications Act which would significantly raise our cost of providing service. In response, we may be required to modify our business plans or operations in order to comply with any such regulations. Moreover, the FCC or other federal government agencies or any state regulatory agency having jurisdiction over our business may adopt or change regulations or take other action that could adversely affect our financial condition or results of operations.

STATE REGULATION AND LOCAL APPROVALS

    The states in which we operate generally have state agencies or commissions charged under state law with regulating telecommunications companies, and local governments generally seek to regulate placement of transmitters and rights of way. While the powers of state and local governments to regulate wireless carriers are limited to some extent by federal law, we will have to devote resources to comply with state and local requirements. For example, state and local governments generally may not regulate our rates or our entry into a market, but are permitted to manage public rights of way, for which they can require fair and reasonable compensation.

    Under the Communications Act, state and local authorities maintain authority over the zoning of sites where our antennas are located. These authorities, however, may not discriminate against or prohibit our services through their use of zoning authority. Therefore, while we may need approvals for particular sites or may not be able to choose the exact location for our sites we do not foresee significant problems in placing our antennas at sites in our territory.

PENDING REGULATORY INITIATIVES

    The FCC and a number of state regulatory authorities have initiated proceedings or indicated their intention to examine the implementation of number portability to permit customers to retain their telephone numbers when they change service providers, the implementation of various number conservation mechanisms, and alterations in the structure of universal service funding, among other matters. These initiatives could impose significant financial obligations on us and other wireless service providers, the magnitude of which we cannot predict. Pursuant to Congressional directive, or on its own, the FCC may allocate additional spectrum, at any time, which may lead to the offering by others of services competitive with ours.

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
                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to our executive officers and directors:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
John Chapple..............................     46      President, Chief Executive Officer and
                                                       Chairman of the Board
John Thompson.............................     46      Vice President, Chief Financial Officer
                                                       and Treasurer
David Thaler..............................     44      Vice President--Business Operations
David Aas.................................     46      Vice President--Engineering and Technical
                                                       Operations
Perry Satterlee...........................     39      Vice President--Sales and Marketing
Mark Fanning..............................     40      Vice President--People Development
Donald Manning............................     39      Vice President, General Counsel and
                                                       Secretary
Timothy Donahue...........................     51      Director
Andrew Rush...............................     42      Director
Andrew Sinwell............................     35      Director
Dennis Weibling...........................     47      Director
Steven Dodge..............................     54      Director

    JOHN CHAPPLE worked to organize Nextel Partners throughout 1998 and has been the President, Chief Executive Officer and Chairman of the Board of Nextel Partners and our subsidiaries since August 1998. Mr. Chapple was elected to our board of directors pursuant to the terms of our shareholders' agreement.
Mr. Chapple, a graduate of Syracuse University and Harvard University's Advanced Management Program, has nearly 20 years of experience in the cable television and wireless communications industries. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as Senior Vice President of Operations from 1983 to 1988. From 1988 to 1995, he served as Executive Vice President of Operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1995 to 1997, Mr. Chapple was the President and Chief Operating Officer for Orca Bay Sports and Entertainment in Vancouver, B.C. Orca Bay owns and operates Vancouver's National Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. Mr. Chapple is the past Chairman of Cellular One Group and the Personal Communications Industry Association, past Vice-Chairman of the Cellular Telecommunications Industry Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple is currently on the Syracuse University Maxwell School Board of Advisors.

    JOHN THOMPSON has been the Chief Financial Officer and Treasurer of Nextel Partners and our subsidiaries since August 1998 and has approximately 20 years of finance experience, including 12 years in the wireless communications industry. In March 1999 he became a Vice President. Mr. Thompson holds both a B.A. in Accounting and a Juris Doctor from the University of Puget Sound. From 1978 to 1986, he served as Tax Manager for Laventhol & Horwath. In 1986, he joined McCaw Cellular Communications as Vice President of Tax. In 1990, he became Senior Vice President of McCaw Cellular Communications and assumed a significant role in a number of key initiatives for the company, including its acquisition of LIN Broadcasting in 1990, the merger of it and AT&T in 1993, and AT&T's PCS license acquisitions in 1996. In 1997, he became Chief Financial Officer for AT&T Wireless Services. Mr. Thompson has served on the boards of a number of AT&T Wireless Services joint ventures, including Bay Area Cellular Telephone Company.

    DAVID THALER has been the Vice President-Business Operations of Nextel Partners and our subsidiaries since August 1998 and has nearly 17 years of management experience in the wireless and cable television industries. From February 1997 to 1998, he served as Senior Vice President and Managing Director of International Development and Operations for AT&T Wireless Services. In this role, Mr. Thaler had overall responsibility for all operating facets related to AT&T Wireless joint ventures in Brazil, Hong Kong, India, Colombia and Taiwan. From 1995 to 1997, Mr. Thaler was Vice President of Operations for AT&T Wireless Services' Central Region business unit. From 1988 to 1995, Mr. Thaler served as Vice President and General Manager of McCaw Cellular Communications' Minnesota District, providing overall leadership for an operation consisting of 14 metropolitan areas. From 1983 to 1988, he served as General Manager and Regional Vice President for American Cablesystems.

    DAVID AAS has been the Vice President-Engineering and Technical Operations of Nextel Partners and our subsidiaries since August 1998. Prior to joining Nextel Partners, Mr. Aas served as Vice President of Engineering and Operations of AT&T Wireless' Messaging Division. Mr. Aas has 21 years of experience in the wireless industry and has held a number of senior technical management positions, including positions with Airsignal from 1977 to 1981, MCI from 1981 to 1986, and MobileComm from 1986 to 1989. From 1989 to August 1998, he was with AT&T Wireless, where he led the design, development, construction and operation of AT&T Wireless' national messaging network. Mr. Aas served on the Technical Development Committee of the Personal Communications Industry Association and led the development and deployment of the PACT two-way messaging system.

    PERRY SATTERLEE has been the Vice President-Sales and Marketing of Nextel Partners and our subsidiaries since August 1998 and has approximately 12 years of wireless industry experience. He spent the prior two years with Nextel, where he held the position of President-Pacific Northwest Area since its inception in 1996. Prior to joining Nextel, Mr. Satterlee served from 1992 to 1996 as Vice President and General Manager of AT&T Wireless Services' Central California District. From 1990 to 1992, he was General Manager of McCaw Cellular Communications' Ventura/Santa Barbara market. From 1988 to 1990, Mr. Satterlee was Director of Planning for McCaw Cellular Communications, where he led the company's planning and budgeting processes.

    MARK FANNING has been the Vice President-People Development of Nextel Partners and our subsidiaries since August 1998 and has over 17 years of human resources experience, including nine years in the wireless industry with McCaw Cellular Communications and AT&T Wireless Services. From 1995 to 1998,
Mr. Fanning served as Vice President for People Development Operations for AT&T Wireless Services. From 1991 to 1995, he served as Director and later as Vice President of Compensation & Benefits for AT&T Wireless Services. From 1989 to 1991, he was the Director of People Development for McCaw Cellular's California/Nevada region.

    DONALD MANNING has been the Vice President, General Counsel and Secretary of Nextel Partners and our subsidiaries since August 1998. From July 1996 to July 1998, he served as Regional Attorney for the Western Region of AT&T Wireless Services, an 11-state business unit generating over $400 million in revenues annually. Prior to joining AT&T Wireless Services, from September 1989 to July 1998, Mr. Manning was an attorney with Heller Ehrman White & McAuliffe specializing in corporate and commercial litigation. From September 1985 to September 1989, he was an attorney with the Atlanta-based firm of Long, Aldridge & Norman.

    TIMOTHY DONAHUE has been a director of Nextel Partners and our subsidiaries since January 1999. Mr. Donahue was elected to our board of directors as the designee of Nextel WIP pursuant to the terms of our shareholders' agreement.
Mr. Donahue has been a director of Nextel since June 1996, was the President and Chief Operating Officer from February 1996 to July 1999, and has been the President and Chief Executive Officer since July 1999. From 1986 to January 1996, Mr. Donahue held various senior management positions with AT&T Wireless Services.

    ANDREW RUSH has been a director of Nextel Partners and Nextel Partners Operating Corp. since January 1999. Mr. Rush was elected to our board of directors as the designee of DLJ Merchant Banking pursuant to the terms of our shareholders' agreement. Mr. Rush has been a Managing Director of DLJ Merchant Banking since January 1997. From 1992 to 1997, Mr. Rush was an officer of DLJ Merchant Banking and its predecessors. Mr. Rush currently serves as a member of the advisory board of Triax Midwest Associates, L.P. and as a member of the boards of directors of Societe d'Ethanol de Synthese, American Tissue, Inc. and Worldwide Fiber, Inc.

    ANDREW SINWELL has been a director of Nextel Partners and Nextel Partners Operating Corp. since January 1999. Mr. Sinwell was elected to our board of directors as the designee of Madison Dearborn Partners pursuant to the terms of our shareholders' agreement. Mr. Sinwell is currently a Director of Madison Dearborn Partners, which he joined in August 1996. From 1994 to 1996,
Mr. Sinwell was a Senior Policy Advisor at the FCC. He currently serves on the boards of directors of @Link Networks, Inc., Enews.com, Hotwire Services, Inc., Reiman Holding Company, LLC and Western Integrated Network, LLC.

    DENNIS WEIBLING has been a director of Nextel Partners and Nextel Partners Operating Corp. since January 1999. Mr. Weibling was elected to our board of directors as the designee of Eagle River pursuant to the terms of our shareholders' agreement. Mr. Weibling has been a director of NEXTLINK since January 1997. Mr. Weibling has also been President of Eagle River, Inc. since October 1993. Mr. Weibling is a director of Nextel and a member of the operations, audit, finance and compensation committees for Nextel. Mr. Weibling serves on the board and executive committee of Teledesic Corporation, a satellite telecommunications company backed by Craig O. McCaw and William H. Gates III.

    STEVEN DODGE has been a director of Nextel Partners and Nextel Partners Operating Corp. since February 2000. In addition, Mr. Dodge is currently the Chairman and Chief Executive Officer of American Tower Corporation, an independent owner and operator of communications towers in the United States. American Tower Corporation was organized in July 1995 as a subsidiary of American Radio Systems Corporation, of which Mr. Dodge was the founder and Chief Executive Officer, and was spun off to the American Radio stockholders at the time of American Radio's merger with CBS in June 1998. At that time, American Tower Corporation began trading publicly. Mr. Dodge was employed with American Radio from March 1988 to June 1998, and prior to that time, from 1978 to 1988, Mr. Dodge was the founder and Chief Executive Officer of American Cablesystems, a publicly traded cable television company which was merged into Continental Cable in 1988, now Media One. Mr. Dodge also serves on the boards of directors of WebLink Wireless Inc., a publicly traded provider of wireless messaging services, TD Waterhouse Group, Inc., a publicly traded brokerage firm, and Sensitech, Inc., a supplier of environmentally-sensitive products.

BOARD OF DIRECTORS

    Upon consummation of this offering, our board of directors will be comprised of six directors. Pursuant to the shareholders' agreement, as amended, certain parties to the agreement, who together will own approximately 79% of our outstanding common stock upon completion of this offering, have agreed to vote their shares of our common stock to elect as directors:

    - one person selected by Madison Dearborn Partners: currently, Andrew
      Sinwell;

    - one person selected by Nextel WIP: currently, Timothy Donahue;

    - one person selected by Eagle River: currently, Dennis Weibling; and

    - our chief executive officer: currently, John Chapple.

    Prior to this offering, DLJ Merchant Banking had the right to designate two directors, one of whom was in turn designated by Madison Dearborn Partners, and all of the parties to the shareholders' agreement had agreed to vote to elect such designees as directors. Andrew Rush was elected to our board as a result of his designation by DLJ Merchant Banking prior to the amendment to the shareholders' agreement, which amendment was completed in contemplation of this offering. The shareholders' agreement, as amended, will be in effect following closing of this offering.

    All directors will hold office until the next annual meeting of stockholders and until their successors are duly elected.

    COMMITTEES

    Upon consummation of this offering, our audit committee will consist of Messrs. Rush, Sinwell and Dodge. The audit committee will make recommendations to our board of directors regarding the selection of independent auditors, review the scope of audit and other services by our independent auditors, review the accounting principles and auditing practices and procedures to be used for our financial statements and review the results of those audits.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    We do not currently have a compensation committee, and, instead, our entire board of directors makes compensation determinations. John Chapple, our Chief Executive Officer and Chairman of the Board, participated in our board's deliberations of executive officer compensation in 1999. No interlocking relationship exists between any member of our board of directors and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

DIRECTOR COMPENSATION

    To date, none of our directors has received compensation for services provided to us as a director. Mr. Dodge will receive compensation of $2,500 per quarter, plus $1,000 for each meeting he attends in person and $500 for each meeting he attends via conference call. In addition, we have authorized a grant to Mr. Dodge of an option, to be effective as of the closing of this offering, to purchase 25,000 shares of Class A common stock, which option will vest in three equal annual installments and have an exercise price equal to the price at which the Class A common stock is initially offered to the public in this offering. All directors are reimbursed for their out-of-pocket expenses in serving on the board of directors.

EXECUTIVE COMPENSATION

    Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

    SUMMARY COMPENSATION TABLE. Prior to January 29, 1999, we did not pay any compensation to our executive officers, and on January 29, 1999, certain executive officers received a lump sum in recognition of such officer's service prior to such date. See "--Executive Employment Contracts and Termination of Employment Arrangements."

    The following table sets forth the compensation paid by us for services rendered during fiscal year 1999 by our chief executive officer and our other four most highly compensated executive officers.

                                             ANNUAL               LONG-TERM COMPENSATION
                                          COMPENSATION       ---------------------------------
                                      --------------------    RESTRICTED        SECURITIES
                                        BASE                     STOCK          UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION           SALARY $    BONUS $    AWARDS(1)($)     OPTIONS/SARS(#)     COMPENSATION(9)($)
---------------------------           ---------   --------   -------------   -----------------   --------------------
John Chapple
  Chief Executive Officer...........  $150,000       --        $491,111(2)        105,000(7)           $87,500
John Thompson
  Chief Financial Officer and
  Treasurer.........................   150,000       --         339,444(3)        315,000(8)            87,500
David Thaler
  Vice President--Business
  Operations........................   150,000       --         195,000(4)         60,000(7)            87,500
David Aas
  Vice President--Engineering and
  Technical Operations..............   140,000       --         162,500(5)         60,000(7)            10,000
Perry Satterlee
  Vice President--Sales and
  Marketing.........................   150,000       --         137,222(6)        120,000(7)            44,000

------------------------------

(1) Represents an estimated value of $0.17 per share as of the date of grant, less price paid per share by such officer for shares of Class A common stock sold to such officer at a purchase price of $0.002 per share pursuant to restricted stock purchase agreements. As of January 1, 2000, 44.5% of these shares had vested. Assuming continued employment with us, the remaining shares vest pursuant to the following schedule: an additional 19.5% vest as of December 31, 2000 and an additional 18% vest as of each of December 31, 2001 and December 31, 2002. See "--Restricted Stock Purchase Agreements and Change of Control Arrangements."

(2) Represents 2,946,666 shares of Class A common stock, of which 1,311,264 shares have vested as of January 1, 2000.

(3) Represents 2,036,664 shares of Class A common stock, of which 906,318 shares have vested as of January 1, 2000.

(4) Represents 1,170,000 shares of Class A common stock, of which 520,650 shares have vested as of January 1, 2000.

(5) Represents 975,000 shares of Class A common stock, of which 433,878 shares have vested as of January 1, 2000.

(6) Represents 823,332 shares of Class A common stock, of which 366,384 shares have vested as of January 1, 2000.

(7) Represents options to purchase shares of Class A common stock granted on December 31, 1999, which options have an exercise price of $1.85 per share and vest in three equal annual installments.

(8) Represents an option to purchase up to 210,000 shares of Class A common stock granted to Mr. Thompson on January 29, 1999, which option has an exercise price of $1.67 per share and is fully vested, as well as an option to purchase up to 105,000 shares granted on December 31, 1999, which option has an exercise price of $1.85 per share and vests in three equal annual installments. See "--Option Grants in Fiscal Year 1999."

(9) Represents lump sum payments made to officers on January 29, 1999 for services rendered to us prior to that date. See "--Executive Employment Contracts and Termination of Employment Arrangements."

    OPTION GRANTS IN FISCAL YEAR 1999

    The following table sets forth certain information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 1999. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option, the period from the grant date to the expiration date, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are mandated by the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our Class A common stock. In fiscal year 1999, we granted options to acquire up to an aggregate of 5,049,600 shares to employees and directors, excluding options that were subsequently forfeited due to termination, all under our stock option plan and all at an exercise price equal to the fair market value of our Class A common stock on the date of grant as determined in good faith by our board of directors.

                                                                                                      POTENTIAL REALIZABLE
                                                                                                        VALUE AT ASSUMED
                                                                                                         ANNUAL RATES OF
                                                                                                              STOCK
                                                         PERCENT OF TOTAL                            PRICE APPRECIATION FOR
                                 NUMBER OF SECURITIES    OPTIONS GRANTED    EXERCISE                       OPTION TERM
                                  UNDERLYING OPTIONS     TO EMPLOYEES IN    PRICE PER   EXPIRATION   -----------------------
             NAME                     GRANTED (#)          FISCAL 1999        SHARE        DATE        5%($)        10%($)
-------------------------------  ---------------------   ----------------   ---------   ----------   ----------   ----------
John Chapple...................         105,000                2.1%           $1.85      12/31/09    $2,907,577   $4,629,830
John Thompson..................         210,000(1)             4.2             1.67       1/29/09     5,538,242    8,417,873
                                        105,000                2.1             1.85      12/31/09     2,907,577    4,629,830
David Thaler...................          60,000                1.2             1.85      12/31/09     1,661,473    2,645,617
David Aas......................          60,000                1.2             1.85      12/31/09     1,661,473    2,645,617
Perry Satterlee................         120,000                2.4             1.85      12/31/09     3,322,945    5,291,235

(1) After the fourth anniversary of the stock option agreement pursuant to which this option was granted, Mr. Thompson may surrender, without payment of the exercise price, all or a portion of the option for payment in cash by us of $2.38 per share. The option is currently fully vested and exercisable by Mr. Thompson and will expire on January 29, 2009.

    AGGREGATE OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

    None of our named executive officers exercised any options in fiscal 1999. With respect to our named executive officers, the following table sets forth information concerning exercisable and unexercisable options held as of December 31, 1999. The "Value of Unexercised In-the-Money Options at
December 31, 1999" is based upon an assumed initial public offering price of $17.00 per share minus the per share exercise price multiplied by the number of shares underlying the option.

                                                          NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS AT
                                                      OPTIONS AT DECEMBER 31, 1999        DECEMBER 31, 1999 ($)(1)
                                                    ---------------------------------   -----------------------------
NAME                                                EXERCISABLE        UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                                ------------       --------------   ------------   --------------
John Chapple......................................          0             105,000        $       --      $1,590,750
John Thompson.....................................    210,000             105,000         3,219,300       1,590,750
David Thaler......................................          0              60,000                --         909,000
David Aas.........................................          0              60,000                --         909,000
Perry Satterlee...................................          0             120,000                --       1,818,000

EXECUTIVE EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

    We have entered, through our wholly owned subsidiary, into employment agreements with Messrs. Chapple, Thompson, Thaler, Aas, Satterlee and Fanning in connection with their employment. Each receives an annual base salary ranging from $125,000 to $150,000, with an additional cash payment of up to 40% of his then current base salary if certain performance targets are met. On or about January 29, 1999, each received a lump sum ranging from $70,000 to $90,000 in recognition of services rendered to us prior to such date. Upon completion of the build-out of initial portions and applicable optional portions of the Nextel digital mobile network on or before March 1, 2002, each may receive a raise in his base salary and a performance-based bonus. In addition, each has agreed that while employed by us, and for one year thereafter, he will not compete against, or solicit employees or business from, us or Nextel, or any of our affiliates.

    Each agreement has an initial four-year term and further provides that in the event the employee is terminated without cause or resigns for good reason, as defined in the agreements, the employee shall be entitled to receive up to one year's base salary plus an amount equal to the employee's most recent annual bonus.

RESTRICTED STOCK PURCHASE AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    On November 20, 1998, we entered into restricted stock purchase agreements with each of Messrs. Chapple, Thompson, Thaler, Aas, Satterlee and Fanning in consideration of their employment, which agreements were amended on January 29, 1999. We also entered into a restricted stock purchase agreement with Donald Manning on September 9, 1999. Pursuant to these agreements, we sold an aggregate of 8,834,994 shares of Class A common stock to these executive officers at a price of $0.002 per share. These shares are subject to vesting provisions and, subject to certain conditions, unvested shares may be repurchased by us for $0.002 per share upon termination of the individual's employment, and vested shares may be repurchased by us upon termination for cause or resignation without good reason at varying prices.

    As of January 1, 2000, 44.5% of these shares had vested. Assuming continued employment with us, the remaining shares vest pursuant to the following schedule: an additional 19.5% vest as of December 31, 2000 and an additional 18% vest as of each of December 31, 2001 and December 31, 2002. In addition, the vesting of the shares may be accelerated upon:

    - a change of control of us or Nextel;

    - termination of employment on account of death or disability, or by us without cause;

    - resignation for good reason as defined in the agreements; or

    - subject to certain conditions, upon the sale or other disposition by affiliates of DLJ Merchant Banking of 75% or greater of their Class A common stock.

EMPLOYEE STOCK OPTION PLAN

    Our nonqualified stock option plan was adopted by our board of directors in January 1999 and is anticipated to be approved by our stockholders in February 2000. This plan offers employees the opportunity to purchase shares of Class A common stock at a price equal to the fair market value of the stock as of the date of the option grant. The total number of shares that has been reserved for issuance under the plan is 16,545,354 shares of Class A common stock, provided that this number will be increased by the amount of shares repurchased by us under the restricted stock purchase agreements or our shareholders' agreement.

    Under our stock option plan, no options may be granted to senior managers unless we achieve certain performance criteria based on build-out, revenue and EBITDA targets. The grants to employees, other than senior managers, may be subject to similar performance criteria or other criteria established by our board of directors. Under the terms of the plan, it is contemplated that approximately 25% of the options subject to the plan will be granted in connection with the recruitment of new employees and that senior managers will receive in the aggregate approximately 20% of the total number of options granted each year.

    Moreover, under the terms of the plan, no more than 30% of the total number of authorized options may be granted in any year and no options may be granted under the plan after January 1, 2003. The options granted are exercisable for ten years. The options are generally non-transferable, and the right to exercise terminates concurrently with termination of employment. The plan contemplates the acceleration of vesting of some or all outstanding options upon a change of control of us.

EMPLOYEE STOCK PURCHASE PLAN

    Our employee stock purchase plan was adopted by our board of directors in January 2000 and is anticipated to be approved by our stockholders in February 2000. The employee stock purchase plan will be effective upon the completion of this offering. Initially, a total of 3,000,000 shares of Class A common stock will be reserved for issuance under the employee stock purchase plan.

    The employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, will be administered by a committee appointed by our board. Our employees, including officers and employee directors, are eligible to participate in the employee stock purchase plan if they are employed for at least 20 hours per week.

    The employee stock purchase plan will be implemented by consecutive offering periods ranging in duration from three to 12 months. We currently anticipate that the initial offering period under the employee stock purchase plan will begin on April 1, 2000 and terminate on or before June 30, 2000. Our board of directors may change the timing or duration of the offering periods. The employee stock purchase plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the lesser of the fair market value per share of the common stock on the first day of the offering period or on the purchase date. Participants generally may not purchase shares if, immediately after the grant, the participant would own stock or options to purchase shares of Class A common stock totaling 5% or more of the total combined voting power of all of our outstanding capital stock, or more than $25,000 of our outstanding capital stock in any calendar year.

                           RELATED-PARTY TRANSACTIONS

    Prior to January 29, 1999, we had limited financial resources and Nextel and Eagle River funded our operations. On January 29, 1999, we reimbursed Nextel and Eagle River $1.5 million and $1.2 million, respectively, for operating advances previously made to us, and we made a return of capital payment to Nextel WIP of $130.9 million representing the reimbursement of net operating expenses of $15.1 million and capital expenditures of $115.8 million incurred by our operations prior to January 29, 1999. As of December 31, 1999, Nextel WIP owed us $1.2 million.

    As a result of the initial capitalization transactions which were consummated on January 29, 1999, we raised $989.4 million in debt and equity capital through cash and in-kind equity contribution and commitments, issuance of the 14% senior discount notes and borrowings by our principal operating subsidiary. On September 9, 1999 we raised an additional $209 million through cash and in-kind equity contribution and commitments and borrowings. In connection with these transactions, we or one of our subsidiaries entered into several agreements with our majority stockholders, including new and/or revised operating agreements with Nextel WIP and equipment purchase agreements with Motorola.

CAPITALIZATION TRANSACTIONS

    JANUARY 29, 1999 TRANSACTIONS. On January 29, 1999, Nextel WIP assigned to us, subject to approval by the FCC, certain licenses and equipment in exchange for 13,110,000 shares of Series B preferred stock, 52,440,000 shares of Series C preferred stock, 13,110,000 shares of Series D preferred stock and cash of $130.9 million. Nextel WIP is the owner of 36.5% of our common stock prior to this offering, and two of our directors, Timothy Donahue and Dennis Weibling, are affiliated with Nextel WIP.

    Simultaneously, we sold equity securities in a private placement in the amount of $174.8 million and issued 14% senior discount notes for aggregate proceeds of approximately $406 million. The equity securities sold consisted of 104,879,826 shares of Series A preferred stock, valued at $170.9 million, and warrants to purchase 2,434,260 shares of Class A common stock for an exercise price of less than $0.01 per share, valued at $3.8 million. The equity securities were sold in exchange for cash of $52.1 million, an irrevocable cash equity commitment of $104.3 million to be received over the subsequent two-year period, and a vendor credit from Motorola of $18.4 million towards the purchase of infrastructure equipment. As of December 31, 1999 the Company had used all $18.4 million of the vendor credit from Motorola. Motorola is the beneficial owner of 6.1% of our outstanding common stock prior to this offering.

    In addition to Motorola, purchasers of the Series A preferred stock and warrants in the January 29, 1999 transaction included:

    - DLJ Merchant Banking and its affiliates, who are the beneficial owners of 13.3% of our outstanding common stock prior to this offering. One of our directors, Andrew Rush, is affiliated with DLJ Merchant Banking;

    - Madison Dearborn Partners, which is the beneficial owner of 12.7% of our outstanding common stock prior to this offering. One of our directors, Andrew Sinwell, is affiliated with Madison Dearborn Partners;

    - Eagle River, which is the beneficial owner of 9.1% of our outstanding common stock prior to this offering. One of our directors, Dennis Weibling, is affiliated with Eagle River;

    - The Huff Alternative Income Fund, L.P., which is the beneficial owner of 6.7% of our outstanding common stock prior to this offering and holds a portion of our 14% senior discount notes; and

    - John Chapple, our chief executive officer and a director, and the beneficial owner of 1.6% of our outstanding common stock prior to this offering.

    SEPTEMBER 9, 1999 EXPANSION TRANSACTIONS. On September 9,1999, one of our subsidiaries entered into an expansion territory asset transfer and reimbursement agreement with Nextel WIP to acquire for $10.6 million certain assets, properties, rights and interests to be used in connection with the construction and operation of additional territories. To accomplish the build-out and operation of this expansion territory, we issued 5,330,142 shares of Series C preferred stock to Nextel WIP having an aggregate value of $8.9 million in exchange for the contribution of certain licenses and an extension of an operating agreement governing the build-out of the Nextel digital mobile network in the expansion territory. We also issued 20,954,820 shares of Series A preferred stock, valued at $37.2 million, to investors, and 6,902,484 shares of Series C preferred stock, valued at $12.8 million, to Nextel WIP. The equity securities were issued in exchange for cash of $15.5 million, an irrevocable cash equity commitment of $30.9 million to be received over the subsequent two-year period, and a vendor credit from Motorola of $3.6 million towards the purchase of infrastructure equipment. As of December 31, 1999 we had used all of the $3.6 million vendor credit from Motorola. In addition to Motorola, purchasers of the Series A preferred stock in the September 9,1999 transaction included DLJ Merchant Banking and its affiliates, Madison Dearborn Partners, Eagle River, The Huff Alternative Income Fund, John Chapple, David Aas, our vice president--engineering and technical operations, Mark Fanning, our vice president--people development, Perry Satterlee, our vice president--sales and marketing, David Thaler, our vice president--business operations, and John Thompson, our chief financial officer and treasurer.

    Upon the closing of this offering, each outstanding share of Series A preferred will convert into one share of Class A common stock and each share of Series C and Series D preferred stock will convert into one share of Class B common stock.

SHAREHOLDERS' AGREEMENT

    GENERAL. On January 29, 1999, we entered into a shareholders' agreement with Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola, our senior management stockholders, and all of our other stockholders prior to this offering. In that agreement, we agreed to certain matters in connection with our management and operations and the sale, transfer or other disposition of our capital stock by these stockholders. This agreement was amended in connection with the transactions contemplated by this prospectus and will survive closing of this offering.

    MANAGEMENT. Under the terms of the shareholders' agreement, as amended, we have agreed that our board of directors will consist of six persons. The parties to the amended shareholders' agreement other than DLJ Merchant Banking, who together will own approximately 79% of our outstanding common stock upon completion of this offering, have agreed to vote to elect as directors:

    - one person selected by Madison Dearborn Partners;

    - one person selected by Nextel WIP;

    - one person selected by Eagle River; and

    - our chief executive officer.

    Prior to this offering, DLJ Merchant Banking had the right to designate two directors, one of whom was designated by Madison Dearborn Partners, and all of the parties to the shareholders' agreement had agreed to vote to elect such designees as directors. The obligation of the other parties to the shareholders' agreement to vote in favor of the DLJ Merchant Banking designee terminated upon the amendment of the shareholders' agreement. The parties to the amended shareholders' agreement have agreed that DLJ Merchant Banking may nominate a director for election by the Company's stockholders.

    On January 29, 1999, the parties to the shareholders' agreement elected John Chapple, our chief executive officer, Timothy Donahue, Nextel WIP's designee, Andrew Rush and Andrew Sinwell, DLJ Merchant Banking's designees, and Dennis Weibling, Eagle River's designee, to our board of directors. The right of a stockholder to designate a director terminates when the stockholder and its affiliates own, in the aggregate, less than 50% of their original ownership of our capital stock.

    Certain matters, including a sale of substantially all of our assets, the entering into of any agreement the terms of which would be materially altered in the event Nextel or Nextel WIP exercised or failed to exercise its right to acquire a majority of our outstanding stock, changes in our business strategy or objectives, a material change in the technology we use, or a decision to broaden the scope of our business, require the approval of the director designated by Nextel WIP, although these approval rights terminate if, after January 29, 2011, Nextel WIP transfers all of its shares to a third party.

    RESTRICTIONS ON TRANSFER. The shareholders' agreement imposes numerous restrictions with respect to the sale, transfer or other disposition of our capital stock by the parties to the shareholders' agreement. Generally, prior to the completion of our portion of the Nextel digital mobile network and the achievement of positive EBITDA for two consecutive fiscal quarters, excluding the effects of any optional markets acquired by us, Eagle River and the management stockholders may transfer shares only to family members, affiliates and certain other permitted transferees; provided, however, that after this offering, each such stockholder may sell up to 30% of its shares subject to certain rights of first offer and rights of first refusal available to DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola, Nextel WIP, the management stockholders and their permitted transferees. Prior to January 29, 2011, Nextel WIP may not transfer its shares other than to permitted transferees or to us in return for frequencies that it repurchases. Other stockholders who are parties to the shareholders' agreement may transfer their shares to third parties, subject to the rights of first offer and rights of first refusal described above. No party to the shareholders' agreement may transfer its shares to a telecommunications company or a person or entity controlling a telecommunications company.

    REGISTRATION RIGHTS. Following this offering, entities affiliated with DLJ Merchant Banking and Madison Dearborn Partners, will have the following registration rights, provided in each case that the aggregate proceeds from the sale of the amount of securities demanded to be registered must be expected to exceed $50,000,000:

    - DLJ Merchant Banking and Madison Dearborn Partners may collectively demand one registration, at our expense, of up to all of their shares if the stockholder making the request then holds at least 5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock; and

    - DLJ Merchant Banking and Madison Dearborn Partners may collectively demand a second and third registration, at their expense, if the stockholder making the request then holds at least 2.5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock.

If DLJ Merchant Banking or Madison Dearborn Partners exercises any of their demand rights, all of the other parties to the shareholders' agreement would be entitled to include their shares in such registration, subject to cutback by the underwriters in any underwritten offering.

    Additionally, under the terms of the shareholders' agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the parties to the shareholders' agreement are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. All of these registration rights are subject to the right of the underwriters of an offering to limit the number of shares included in such registration.

    Each of Nextel WIP, DLJ Merchant Banking and its affiliates, Madison Dearborn Partners, Eagle River and the management stockholders have entered into a lock-up agreement with us and have agreed generally not to transfer their shares or exercise their registration rights for a period of 18 months following this offering.

    PREEMPTIVE AND ANTIDILUTIVE RIGHTS. Prior to the later of completion of the initial build-out of scheduled sections of our territory and January 29, 2003, Nextel WIP has the right to preempt any public offering of our stock by us or by DLJ Merchant Banking and to purchase all of the stock being offered. Nextel WIP has waived its preemptive right with respect to this offering.

    REIMBURSEMENT OF CERTAIN EXPENSES. In 1999 we reimbursed Nextel, Nextel WIP and Eagle River $16.6 million and $1.2 million, respectively, for operating advances and expenses made and incurred by them prior to January 29, 1999 in order to facilitate the construction of our portion of the Nextel digital mobile network. We also reimbursed the actual out-of-pocket transaction costs, including fees and expenses of counsel, incurred by Nextel WIP, Eagle River and DLJ Merchant Banking in connection with the consummation of the capitalization transactions on January 29, 1999.

    TERMINATION. The amended shareholders' agreement continues until January 29, 2014, and thus remains in effect following the closing of this offering.

NEXTEL OPERATING AGREEMENTS

    We, through our principal subsidiary, entered into agreements with Nextel WIP which govern the build-out and operation of our portion of the Nextel digital mobile network. Except as specifically set forth below, these operating agreements were executed on January 29, 1999 and, in some cases, were amended on September 9, 1999, and have an initial term of ten years, which may be extended for up to an additional two and a half years and renewed for up to four ten-year renewal terms at our option. Summarized below are some important terms of these agreements.

JOINT VENTURE AGREEMENT

    BUILD-OUT AND OPERATIONS. Our agreements with Nextel WIP require us to build our portion of the Nextel digital mobile network on time and make it compatible with Nextel's systems. We have agreed to meet or exceed quality standards applicable from time to time to Nextel's subsidiaries operating in the United States. We are also required to offer a set of core service features and to upgrade our system to comply with future Nextel standards. If we determine that implementation of an upgrade required by Nextel WIP would be materially adverse to us, then we will not be required to implement the upgrade unless Nextel WIP agrees to pay a subsidy to us in an amount not to exceed the lesser of:

    - our anticipated aggregate net losses resulting from the upgrade;

    - our actual net losses associated with the upgrade through the date of the subsidy payment;

    - the anticipated cumulative losses for all the upgrades net of all cumulative anticipated profits for all the upgrades; and

    - the actual cumulative losses for all the upgrades net of all actual cumulative profits for all the upgrades.

Alternatively, if Nextel WIP elects not to pay us a subsidy in connection with the required upgrade, then:

    - Nextel WIP can agree under certain circumstances to waive the requirement that we make the upgrade;

    - we can exercise an option to provide all non-Nextel stockholders with the opportunity to put their stock to Nextel WIP, as described below; or

    - we can request arbitration to determine the subsidy that Nextel WIP will be required to pay in connection with the implementation of the upgrade.

    With respect to data and Internet connectivity services, Nextel WIP has agreed to charge us only for development work necessary to enable us to offer those services and not to charge us for any part of Nextel's development cost. In return, we have agreed not to seek any subsidy under the operating agreements when we offer the data and Internet connectivity services now being implemented by Nextel.

    ACQUISITION OF LICENSES. In October 1999, we received FCC approval of the transfer of control of Nextel WIP's initial contribution of licenses to us, and the transfer was completed in January 2000. We are currently awaiting FCC approval of the licenses contributed to us in September 1999 by Nextel WIP. To the extent that we require additional frequencies to operate our business, the joint venture agreement sets forth the terms under which we may acquire such frequencies from Nextel WIP, from third parties or from FCC auctions of spectrum. All of the frequencies we use are subject to transfer restrictions and rights of first refusal in favor of Nextel WIP.

    EQUIPMENT, VENDORS AND DISCOUNTS. If we request, Nextel WIP has agreed to assist us in obtaining the same discounts as are available to Nextel from any Nextel vendor or service provider with whom we are negotiating for the purchase of equipment, advertising, media buying, telemarketing and related services.

    NEXTEL APPROVAL RIGHTS. We have agreed that we will obtain Nextel WIP's approval prior to taking certain actions, including:

    - making a material change in our technology or business objectives;

    - broadening the scope of our business beyond our current business objectives;

    - disposing all or substantially all of our assets; or

    - the entering into of any agreement the terms of which would be materially altered in the event that Nextel WIP or Nextel exercises, or declines to exercise, its rights to acquire additional shares of our stock under the terms of the shareholders' agreement or our restated certificate of incorporation.

    EXCLUSIVITY. Nextel WIP has agreed that during the term of the joint venture agreement, Nextel and/or its subsidiaries will not provide digital mobile wireless communications services within our markets, except that Nextel and/or its subsidiaries:

    - have certain rights in any of the option territories we elect not to build out;

    - may continue to provide analog 800 MHz service in our markets so long as the services do not use any of the marks licensed to us under our trademark license agreement with Nextel WIP;

    - may provide digital wireless communications services in our markets on non-800 MHz frequencies so long as these services:

       - do not use any of the marks licensed to us under the trademark license agreement, and

       - do not use Motorola iDEN or other digital service on 800 MHz frequencies.

In addition, Nextel WIP has agreed to negotiate with us to give us the first right to own and operate businesses using the 900 MHz frequency in our territory.

    MARKETING, ADVERTISING AND PRICING. We are generally required to adhere to the same standards for pricing structure, advertising, promotions, customer care, telemarketing and related activities as the Nextel subsidiaries operating in the United States. We do, however, set our own prices in our markets, except that we are required to honor pricing plans established by Nextel for its national account customers even with respect to subscribers of those national accounts located in our markets, and we are required to support any of Nextel's indirect distribution outlets located in our markets.

    BACK OFFICE/MIS SERVICES. Nextel WIP provides us access to certain back-office support and information systems on an ongoing basis. In exchange, we pay Nextel WIP fees, based on its costs, for access to and use of these systems. For the year ended December 31, 1999, we were charged approximately $455,000 for these services.

    MATERIAL BREACH; TERMINATION. In the case of certain material breaches, including, without limitation, a delay in the completion of the build-out of the Nextel digital mobile network and our failure to offer services required by Nextel WIP or to meet performance requirements, Nextel WIP may have the right to terminate the joint venture agreement and the other operating agreements following an arbitration proceeding.

    In the event of a termination of the joint venture agreement, Nextel WIP could, in certain circumstances, purchase or be forced to purchase all of our outstanding stock. In such event, Nextel WIP, at its option, would be entitled to pay the purchase price therefor in cash or in shares of Nextel common stock. See "Description of Capital Stock."

TRADEMARK LICENSE AGREEMENT

    Under the trademark license agreement, Nextel granted us a license to use certain Nextel trademarks and service marks. We can sublicense the licensed marks to our subsidiaries and authorized dealers in connection with the marketing, promotion and sale of our services and equipment. Royalties are due to Nextel WIP for the use of the licensed marks, beginning January 1, 2002, if and when, following January 1, 2002 we achieve two consecutive fiscal quarters of positive EBITDA. In such event, we would pay 0.5% of our gross monthly service revenues from the time of such event to December 31, 2004, and thereafter we would pay 1.0% of our gross monthly service revenues from the later of the time of such event and January 1, 2005. This agreement terminates automatically upon termination of the joint venture agreement. Nextel WIP is entitled to seek termination of the trademark license agreement upon the occurrence of certain material defaults under the joint venture agreement, even if the joint venture agreement and other operating agreements remain in effect. Termination of the trademark license agreement would require, among other things, that we change our corporate name and all of our promotional materials.

ROAMING AGREEMENT

    Through the roaming agreement, we and Nextel WIP (with respect to Nextel subscribers) have agreed to provide ESMR service to each other's subscribers when those subscribers are roaming in the territory of the other. Subject to quarterly adjustment, we receive revenues from the payment of roaming fees by Nextel WIP equal to 95% of the aggregate service revenue generated by Nextel customers roaming on our portion of the Nextel digital mobile network through 1999, 90% in 2000, 85% in 2001 and 80% thereafter. When our customers roam onto Nextel's portion of the Nextel digital mobile network, 80% of the aggregate service revenue generated by such customers is paid to Nextel WIP. In either case, such percentage payments are subject to adjustment based on a comparison between customer satisfaction levels attained in Nextel's and our portions of the Nextel digital mobile network. For the year ended December 31, 1999, we earned approximately $8.5 million from Nextel customers roaming on our portion of the Nextel digital mobile network and paid Nextel WIP approximately $1.2 million for our subscribers roaming on Nextel's portion.

ANALOG MANAGEMENT AGREEMENT

    Through the analog management agreement and the expansion territory management agreement, we permit Nextel WIP to use SMR frequencies that are covered by our licenses and licenses being transferred to us and that are not being used by us to operate our portion of the Nextel digital mobile network, to operate analog systems and to offer analog service. If we need to use these frequencies for our portion of the Nextel digital mobile network, we may terminate Nextel WIP's right to use any of these frequencies upon at least six months notice. The analog management agreement requires Nextel WIP to, among other things, comply with all applicable FCC rules and regulations governing the licenses covering the managed frequencies.

ASSET AND STOCK TRANSFER AND REIMBURSEMENT AGREEMENTS

    On January 29, 1999, we purchased from Nextel WIP assets located in our markets at a cost of approximately $115.8 million through the asset transfer reimbursement agreement. We also reimbursed Nextel WIP for operating losses incurred by Nextel WIP prior to January 29, 1999 in the amount of $15.1 million. On September 9, 1999, one of our subsidiaries entered into an expansion territory asset transfer and reimbursement agreement with Nextel WIP to acquire for $10.6 million certain assets, properties, rights and interests to be used in connection with the construction and operation of additional territories.

MASTER SITE LEASE AGREEMENT

    On January 29, 1999 we entered into a master site lease agreement with Nextel WIP for the lease of space on approximately 40 telecommunications towers. We paid Nextel WIP monthly rental payments based on the number of sites subject to the master site lease, and for the year ended December 31, 1999, we were charged approximately $586,000 by Nextel WIP under these arrangements.

    Nextel has reported that in April 1999, it and SpectraSite entered into an agreement whereby SpectraSite purchased certain existing telecommunications towers from Nextel, including those we leased. We have executed a master site lease agreement with SpectraSite to replace our master lease with Nextel WIP. Nextel WIP has agreed to compensate us for the difference between the lease rates we pay to SpectraSite and the lease rates we would have paid to Nextel WIP under our former master lease agreement.

TRANSITION SERVICES AGREEMENT

    Under the transition services agreement, certain accounting, payroll, customer care, purchasing, human resources and billing functions are made available to us by Nextel WIP during a defined transition period. The services provided under the transition services agreement have different variable terms agreed to by the parties. Subject to notice requirements, we have the right to terminate any services covered by the transition services agreement before the end of any term of service. In the event we desire any services from Nextel WIP following the expiration of the transition services agreement, Nextel WIP may, at its election, agree to provide certain services to us on an arm's length basis, at prices to be agreed upon.

    We pay monthly fees based on Nextel WIP's cost of providing such transition services. For the year ended December 31, 1999, we were charged approximately $2.7 million for these services. We have terminated the majority of the services provided under the transition services agreement as of December 31, 1999.

SWITCH SHARING AGREEMENT

    Nextel WIP provides certain telecommunications switching services to us which permit us to link cell sites to, and electronically access, certain switching equipment used and maintained by Nextel and thereby allows us to provide ESMR service to our customers in areas in which we do not own a switch. Until January 1, 2001, while we develop our own infrastructure, we will pay Nextel WIP monthly switching fees based on the estimated cost of providing such services as of January 1, 2001 subject to adjustment. For the year ended December 31, 1999, we were charged approximately $2.4 million for these services.

    As Nextel's and our operations expand and customer bases grow, the monthly switching fees are expected to increase in the aggregate, but decrease on a per customer basis, assuming a reduction in the minute of use charge. We are entitled to a credit against our monthly switching fee charges based on the operation of certain owned switching network elements as described in the switch sharing agreement. If and when we install or acquire additional switching equipment to serve additional areas within our markets, our dependency on Nextel WIP and its affiliates for switching services should decrease.

    Nextel WIP is obligated, on the terms set forth in the switch sharing agreement, to cause its affiliates to implement upgrades so that sufficient switching capacity is available to meet our predicted customer growth and increased service use during the term of the joint venture agreement. We are also obligated to install our own equipment when our customer usage reaches certain levels. At any time upon or following termination or expiration of the joint venture agreement, either party will be allowed to terminate the switch sharing agreement upon notice to the other.

AGREEMENT SPECIFYING OBLIGATIONS AND LIMITING LIABILITY OF, AND RECOURSE TO,
  NEXTEL

    All of our operating agreements are with Nextel WIP, not Nextel. Pursuant to the terms of the agreement specifying obligations and limiting liability of, and recourse to, Nextel, the maximum cumulative, aggregate cash liability of Nextel and its controlled affiliates, other than Nextel WIP, for any and all actual or alleged claims or causes of action arising in connection with any aspect of the agreements governing or otherwise relating to the operating agreements is capped at $200 million.

    The amount of the cap will be reduced, dollar for dollar, by the aggregate amount that Nextel and its affiliates have advanced, expended or otherwise provided to or for the benefit of Nextel WIP to enable Nextel WIP to perform its obligations relating to the operating agreements, other than contributions for which Nextel has received equity securities or has received consideration equal to Nextel's cost to provide the contribution.

    Some significant Nextel obligations, including any commitments that Nextel may make in the future to enable Nextel WIP to subsidize required upgrades and to buy our stock from our other stockholders under certain circumstances, will not be subject to the cap. This agreement will survive the expiration or termination of any and all of the operating agreements.

MOTOROLA PURCHASE AGREEMENTS

    Under the iDEN infrastructure equipment purchase agreement and the subscriber purchase and distribution agreement between us and Motorola, we agreed to purchase, and Motorola agreed to sell, certain infrastructure equipment and related software and services required for the build-out of our portion of the Nextel digital mobile network, as well as telephones and other accessories.

    We obtained pricing for the Motorola equipment and telephones on financial and other terms that we believe are substantially similar to those obtained by Nextel. Under these purchase agreements, we expect to purchase over a three-year period $98.5 million worth of telephones and accessories and over the same period approximately $145 million worth of Motorola equipment. For the years ended December 31, 1999 and 1998, we purchased approximately $40.7 million (includes $22 million of purchases from the Motorola vendor credit) and $47.5 million, respectively, of infrastructure and other equipment, telephones, warranties and services from Motorola.

    We received, in connection with our purchases of Motorola equipment, an aggregate $22 million credit from Motorola in return for the issuance of 13,076,376 shares of Series A preferred stock to Motorola as part of the capitalization transactions consummated on January 29, 1999 and September 9, 1999.

EAGLE RIVER SUBLEASE

    On August 1, 1999, one of our subsidiaries entered into an assignment and assumption of lease agreement with Eagle River, one of our stockholders, pursuant to which we assumed Eagle River's obligations in connection with our leased property in Kirkland, Washington.

DLJ MERCHANT BANKING RELATIONSHIP

    Donaldson, Lufkin & Jenrette Securities Corporation served as an initial purchaser of our senior discount notes and received a customary underwriting discount. Donaldson, Lufkin & Jenrette Securities Corporation also acted as our financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent under our credit facility, and received customary fees and reimbursements in connection therewith. DLJ Merchant Banking and certain related parties, all of which are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, own a significant amount of our equity and are represented on our board of directors. The aggregate amount of all fees paid to the DLJ entities in connection with the capitalization transactions was approximately
$14.7 million. Donaldson, Lufkin & Jenrette Securities Corporation is a co-lead manager of this offering and we may from time to time enter into other investment banking relationships with it or one of its affiliates. See "Underwriting."

OTHER TRANSACTIONS WITH SENIOR MANAGEMENT

    We have entered into restricted stock purchase agreements with each of Messrs. Chapple, Thompson, Thaler, Aas, Satterlee, Fanning and Manning pursuant to which we sold an aggregate of 8,834,994 shares of Class A common stock to these executive officers at a price of $0.002 per share. See "--Restricted Stock Purchase Agreements and Change of Control Arrangements." In addition, on
January 29, 1999, Mr. Thompson obtained an interest-free secured loan of $2.2 million from us, evidenced by a non-negotiable promissory note due and payable on January 29, 2003.

    We also granted options to purchase shares of Class A common stock under our employee stock option plan to the following officers and directors on the date, for the number of shares and with an exercise price indicated opposite each person's name:

                                                                       NUMBER OF SHARES
                                                                          UNDERLYING      EXERCISE
                          NAME                            GRANT DATE       OPTIONS         PRICE
                          ----                            ----------   ----------------   --------
John Chapple............................................   12/31/99         105,000        $ 1.85
John Thompson...........................................    1/29/99         210,000          1.67
                                                           12/31/99         105,000          1.85
David Thaler............................................   12/31/99          60,000          1.85
David Aas...............................................   12/31/99          60,000          1.85
Perry Satterlee.........................................   12/31/99         120,000          1.85
Mark Fanning............................................   12/31/99          90,000          1.85
Donald Manning..........................................    1/29/99         180,000          1.67
                                                           12/31/99          90,000          1.85

    In addition, we have authorized the grant to Steven Dodge, of an option, to be effective as of the closing of this offering, to purchase 25,000 shares of Class A common stock, which option will vest in three equal annual installments and have an exercise price equal to the price at which shares of Class A common stock are initially offered to the public in this offering.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock as of January 15, 2000, consisting of Class A and Class B common stock, and as adjusted to reflect the sale of the Class A common stock offered hereby, by:

    - each stockholder known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

    - each of our directors;

    - each of our named executive officers; and

    - all executive officers, and directors as a group.

    Our Class B common stock is convertible into shares of our Class A common stock at any time on a one-for-one basis upon a transfer to a person other than Nextel, a majority-owned Nextel subsidiary or a person or entity controlling Nextel. The holders of our Class A and Class B common stock are entitled to one vote per share on all matters in which they are entitled to vote. All of our Class B common stock is held by Nextel WIP and is subject to restrictions on its transfer contained in the amended shareholders' agreement.

    Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options, warrants and securities convertible into common stock held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Except as indicated in the footnotes to this table, we believe that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name, except to the extent shared by a spouse under applicable law.

    Unless otherwise noted, the address for each stockholder below is: c/o Nextel Partners, Inc., 4500 Carillon Point, Kirkland, WA 98033.

                                                               NUMBER OF                  PERCENTAGE OF
                                          NUMBER OF             SHARES               COMMON STOCK OUTSTANDING
                                          SHARES OF      UNDERLYING OPTIONS OR   --------------------------------
NAME AND ADDRESS                         COMMON STOCK          WARRANTS          BEFORE OFFERING   AFTER OFFERING
----------------                        --------------   ---------------------   ---------------   --------------
Parties to Amended and Restated
  Shareholders' Agreement(1)(10)......   213,210,600            2,704,260             100.0              91.2
Nextel WIP Corp.
  2001 Edmund Halley Drive
  Reston, VA 20191....................    77,782,626                   --              36.5%             32.9%
Entities affiliated with DLJ Merchant
  Banking Partners II, L.P.(2)
  277 Park Avenue
  New York, NY 10172..................    27,287,310            1,245,822              13.3              12.0
Madison Dearborn Capital Partners
  II, L.P.
  Three First National Plaza, Suite
  3800
  Chicago, IL 60602...................    26,030,466            1,188,438              12.7              11.4
Eagle River Investments, LLC
  2300 Carillon Point
  Kirkland, WA 98033..................    19,500,012                   --               9.1               8.2
The Huff Alternative Income Fund, L.P.
  1776 On The Green
  67 Park Place
  Morristown, NJ 07960................    14,239,380                   --               6.7               6.0

                                                               NUMBER OF                  PERCENTAGE OF
                                          NUMBER OF             SHARES               COMMON STOCK OUTSTANDING
                                          SHARES OF      UNDERLYING OPTIONS OR   --------------------------------
NAME AND ADDRESS                         COMMON STOCK          WARRANTS          BEFORE OFFERING   AFTER OFFERING
----------------                        --------------   ---------------------   ---------------   --------------
Motorola, Inc.
  1303 East Algonquin Road, 11th Floor
  Schaumburg, IL 60196................    13,076,376                   --               6.1               5.5
John Chapple(3).......................     3,336,024                   --               1.6               1.4
John Thompson(4)......................     2,210,664              210,000               1.1               1.0
David Thaler..........................     1,254,000                   --                 *                 *
David Aas.............................     1,064,130                   --                 *                 *
Perry Satterlee(5)....................     1,003,332                   --                 *                 *
Mark Fanning..........................       903,486                   --                 *                 *
Andrew Rush(6)........................    27,287,310            1,245,822              13.3              12.0
Dennis Weibling(7)....................    97,282,638                   --              45.6              41.1
Timothy Donahue(8)....................    77,782,626                   --              36.5              32.9
Andrew Sinwell(9).....................    26,030,466            1,188,438              12.7              11.4
Steven Dodge..........................            --                   --                --                --
Directors and officers as a group (12
  persons)(10)........................   160,432,050            2,704,260              75.6%             68.1%

--------------------------

*Less than 1%

(1) All of our stockholders prior to this offering are parties to a shareholders' agreement that will survive the closing of this offering and that contains an agreement to vote for certain of our directors and imposes restrictions with respect to the sale, transfer or other disposition of our capital stock by these parties. See "Related-Party Transactions--Shareholders' Agreement" for a description of this agreement. All parties to this agreement disclaim beneficial ownership of shares not owned directly by them or by an entity otherwise affiliated with them.

(2) Consists of shares held directly by DLJ Merchant Banking Partners and the following related investors: DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P., DLJ First ESC, L.P. and DLJ ESC II, L.P.

(3) Includes 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple.

(4) Includes 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson.

(5) Includes 165,000 shares held by PSS-MSS L.P., an entity controlled by Mr. Satterlee.

(6) Consists of shares held by entities affiliated with DLJ Merchant Banking Partners II, L.P., all of which are funds managed by DLJ Merchant Banking, of which Mr. Rush is a Managing Director. Mr. Rush disclaims beneficial ownership of such shares.

(7) Consists of shares held by Eagle River Investments, LLC, of which Mr. Weibling serves as President, and by Nextel WIP, of which Mr. Weibling serves as a director. Mr. Weibling disclaims beneficial ownership of such shares.

(8) Consists of shares held by Nextel WIP, of which Mr. Donahue is president, chief executive officer and director. Mr. Donahue disclaims beneficial ownership of such shares.

(9) Consists of shares held by Madison Dearborn Partners II, L.P., of which
    Mr. Sinwell serves as a director. Mr. Sinwell disclaims beneficial ownership of such shares.

(10) See footnotes 3 through 9 above. Also includes an option to purchase up to 60,000 shares of Class A common stock granted to Mr. Manning, which option is exercisable within 60 days of the date of this prospectus.

    See "Description of Capital Stock" for a description of certain agreements relating to potential change of control events.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

14% SENIOR DISCOUNT NOTES

    In January 1999, we sold $800 million aggregate principal amount at maturity 14% senior discount notes due February 1, 2009. The notes were issued at a discount to their aggregate principal amount at maturity and generated aggregate gross proceeds to us of approximately $406 million. In July 1999 these notes were exchanged by us for registered notes having the same financial terms and covenants as the notes issued in January 1999. The notes will accrete in value representing the amortization of original issue discount at a rate of 14%, compounded semiannually, to an aggregate principal amount of $800 million by February 1, 2004. Cash interest will not accrue on the notes prior to February 1, 2004. As of December 31, 1999, the accreted value of the outstanding senior notes was approximately $460 million.

    These notes:

    - are subject to the provisions of an indenture;

    - are senior unsecured obligations of ours;

    - will mature on February 1, 2009; and

    - bear interest at the rate of 14% per annum, which interest is to be paid semi-annually on February 1 and August 1 of each year, commencing
      August 1, 2004.

    We may redeem the notes, in whole or in part, at any time on or after February 1, 2004. If we choose this optional redemption, we are required to redeem the notes at the redemption prices set forth below, plus an amount in cash equal to all accrued and unpaid interest and liquidated damages, if any, to the redemption date:

                                               REDEMPTION PRICE
                                  (EXPRESSED AS PERCENTAGES OF THE PRINCIPAL
              YEAR                     AMOUNT AT MATURITY OF THE NOTES)
--------------------------------  ------------------------------------------
2004............................                      107.000%
2005............................                      104.667%
2006............................                      102.333%
2007 and thereafter.............                      100.000%

    Prior to February 1, 2002, we may redeem up to 35% of the notes at a redemption price of 114% of the accreted value of the notes on the redemption date, plus liquidated damages, if any, to the redemption date if:

    - we receive net proceeds of at least $75 million from one or more sales of our capital stock, other than redeemable stock, prior to February 1, 2002;

    - at least 65% of the aggregate accreted value of the notes originally issued remain outstanding immediately after the redemption; and

    - the redemption occurs within 60 days of such sale.

    In the indenture relating to the notes, we agreed to certain restrictions that limit our and our subsidiaries' ability to:

    - incur additional debt;

    - pay dividends, acquire our shares, make certain investments or redeem outstanding debt which is subordinate in right of payment to the notes;

    - designate unrestricted subsidiaries;

    - enter into transactions with affiliates;

    - engage in any business other than telecommunications;

    - create liens;

    - pay dividends, make loans or advances to our subsidiaries or transfer any of our property or assets to our subsidiaries;

    - issue or sell shares of capital stock of our subsidiaries; and

    - sell assets.

    In addition, in the event of a change of control as defined in the indenture, each holder of notes will have the right to require us to repurchase all or part of such holder's notes at a price equal to 101% of the accreted value plus any liquidated damages to any purchase date prior to February 1, 2004 or 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest and any liquidated damages to any purchase date after February 1, 2004.

    Events of default under the indenture include but are not limited to:

    - the failure to pay principal of or premium, if any, on, any note when due;

    - the failure to pay any interest on any note when due, such failure continuing for 30 days;

    - the default in the payment of principal and interest on notes required to be purchased; and

    - certain events of bankruptcy, insolvency or reorganization.

    If an event of default, other than events of bankruptcy, insolvency or reorganization, occurs and is continuing, the maturity date of all of the notes may be accelerated. If a bankruptcy, insolvency or reorganization occurs, the outstanding notes will automatically become immediately due and payable.

DESCRIPTION OF CREDIT FACILITY

    Nextel Partners Operating Corp., one of our wholly owned subsidiaries, entered into a credit facility in January 1999 with a syndicate of banks and other financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, as arranger, DLJ Capital Funding, as syndication agent and Bank of Montreal, as administrative agent. This credit facility was amended and restated in September 1999. The credit facility includes a $175 million term loan, a $150 million term loan and a $100 million reducing revolving credit facility. Subject to Nextel Partners Operating Corp.'s right in the future to seek an increase of up to $50 million, the credit facility will not exceed
$425 million. The $175 million term loan matures on January 29, 2008 and the $150 million term loan matures on July 29, 2008. The revolving credit facility will terminate on January 29, 2007.

    On January 29, 1999, Nextel Partners Operating Corp. borrowed the full amount of the $175 million term loan and on September 9, 1999, it borrowed the full amount of the $150 million term loan. As of December 31, 1999, no amounts were outstanding under the $100 million revolving credit facility.

    The $175 million and the $150 million term loans both bear interest, at our option, at the administrative agent's alternate base rate or reserve-adjusted LIBOR plus, in each case, applicable margins. The applicable margin for the $175 million term loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. For the revolving credit facility, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA as adjusted is positive, at which time the applicable margin will

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
be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA, as adjusted, and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over the base rate. The applicable margin for the $150 million term loan is 4.25% over LIBOR and 3.25% over the base rate.

    We pay a commitment fee calculated at a rate equal to 2.0% per annum, calculated on the daily average unused commitment under the revolving credit facility, whether or not then available. Such fee is payable quarterly in arrears. The commitment fee is subject to reduction based on utilization of the revolving credit facility.

    Prior to the date on which our portion of the Nextel digital mobile network is substantially complete and operations and services are offered to customers over a minimum coverage area, loans under the revolving credit facility will be made subject to satisfaction of certain financial covenants and certain build-out covenants.

    PREPAYMENTS.  The term loans are subject to mandatory prepayment:

    - with 100% of the net cash proceeds from the issuance of debt, subject to exceptions;

    - with 100% of the net cash proceeds of asset sales, subject to exceptions;

    - after December 31, 2002, with 50% of Nextel Partners Operating Corp.'s excess earnings over interest expense, taxes, capital expenditures, payments made in connection with the credit facility, and other adjustments; and

    - after January 29, 2004, with 50% of the net cash proceeds from the issuance of equity by us.

    Nextel Partners Operating Corp.'s obligations under the credit facility is secured by:

    - a first-priority lien on all property and assets, tangible and intangible, of the borrower and its subsidiaries, including accounts receivable, inventory, equipment, intellectual property, general intangibles, cash and proceeds of the foregoing; and

    - a first-priority pledge of its capital stock and the stock of its current and future subsidiaries, including the subsidiary holding our FCC licenses.

    Our other subsidiaries have guaranteed the obligations of Nextel Partners Operating Corp. under the credit facility.

    The credit facility contains customary covenants and restrictions on our and our subsidiaries' ability to engage in certain activities, including but not limited to:

    - limitations on the incurrence of liens and indebtedness;

    - restrictions on sale lease-back transactions, consolidations, mergers, sale of assets, capital expenditures, transactions with affiliates and investments; and

    - severe restrictions on dividends and distributions on, and redemptions and repurchases of, capital stock, and other similar distributions.

    In addition, Nextel Partners Operating Corp. is required to comply with specified financial ratios and tests, including:

    - certain defined ratios of senior debt and total debt to EBITDA as adjusted;

    - a minimum interest coverage ratio;

    - a minimum fixed charge coverage ratio;

    - a maximum leverage ratio; and

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
    - minimum service revenues, subscriber units and covered population equivalents.

    As of December 31, 1999, Nextel Partners Operating Corp. was in compliance with all of its required covenants.

    The credit facility contains customary events of default, including defaults relating to payments, breach of representations, warranties and covenants, cross-defaults and cross-acceleration to other indebtedness, bankruptcy and insolvency, judgments, and actual or asserted invalidity of security, as well as, among others, events of default relating to:

    - the change of control of us or Nextel Partners Operating Corp.;

    - the early termination of our right to use the Nextel brand name or right to acquire equipment incorporating iDEN technology;

    - the termination of, revocation of, or failure to renew by the FCC of licenses material to our business;

    - the early termination or failure to renew of operating agreements with Nextel WIP;

    - certain material breaches of obligations under these operating agreements or default by Nextel WIP of certain obligations to provide agreed upon services; or

    - the failure of certain of our stockholders to make funding or contribution obligations in accordance with the subscription and contribution agreement.

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
                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Upon completion of this offering, we will be authorized to issue up to 500,000,000 shares of Class A common stock, $.001 par value, 100,000,000 shares of Class B convertible common stock, $.001 par value, and 113,110,000 shares of preferred stock, $.001 par value. The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in the Class A common stock. This description is subject to and qualified in its entirety by provisions of our restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by provisions of applicable Delaware law.

COMMON STOCK

    The common stock is classified into two classes: Class A common stock and Class B convertible common stock.

    As of January 15, 2000, assuming conversion of all outstanding shares of Series A, Series C and Series D preferred stock, there were 135,427,974 shares of Class A common stock outstanding that were held of record by 41 stockholders and 77,782,626 shares of Class B common stock outstanding that were held of record by one stockholder. After giving effect to the sale of Class A common stock offered in this offering, there will be 236,710,600 shares of Class A and Class B common stock outstanding, assuming no exercise of outstanding options or warrants. As of January 15, 2000, there were outstanding options to purchase a total of 5,049,600 shares of Class A common stock and outstanding warrants to purchase a total of 2,434,260 shares of Class A common stock.

    The holders of Class A common stock and Class B common stock will generally vote as a single class on all matters upon which stockholders have a right to vote, subject to the requirements of applicable laws. The holders of Class A and Class B common stock are entitled to one vote per share on all matters to be voted on by the stockholders except that holders of Class A common stock vote separately as a class if deciding whether to require Nextel WIP to purchase all the outstanding shares of Class A common stock or whether to participate in a sale by Nextel WIP of its holdings of our stock, as described below. Any amendment to the restated certificate of incorporation that would change the provisions regarding Nextel WIP's ability or obligation to purchase all outstanding shares of Class A common stock, including the redemption alternative, the appraisal and challenge process, payment terms, or that would change the ability of Class A stockholders to participate in a sale of our equity by Nextel WIP, requires both the consent of Nextel WIP and the vote of the holders of a majority of the Class A common stock voting separately as a class.

    Subject to preferences that may be granted to any outstanding shares of preferred stock, the holders of Class A and Class B common stock are entitled to receive ratably only those dividends our board of directors declares out of funds legally available for the payment of dividends as well as any other distributions to the stockholders.

    If we are liquidated, dissolved or wound-up, the holders of common stock are entitled to share pro rata all of our assets remaining after payment of our liabilities and liquidation preferences of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive rights and there are no redemption or sinking fund provisions applicable to the common stock. In the event of a merger or consolidation, holders of Class A and Class B common stock are entitled to receive the same kind and amount of consideration per share. All outstanding shares of common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued in this offering will be fully paid and non-assessable.

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
    Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis at the option of any holder of Class B common stock concurrently with a sale or other transfer of such shares to a transferee that does not hold any shares of Class B common stock prior to such transfer. Shares of Class A common stock are immediately and automatically convertible into an equal number of shares of Class B common stock upon the acquisition of such shares of Class A common stock by Nextel, by any of its majority-owned subsidiaries, or by any person or group that controls Nextel.

PREFERRED STOCK

GENERAL

    Upon the closing of this offering, all outstanding shares of Series A preferred stock will be converted into 125,834,646 shares of Class A common stock and all outstanding shares of Series C and D preferred stock will be converted into an aggregate of 77,782,626 shares of Class B common stock. Thereafter, pursuant to our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the relative designations, powers, preferences and privileges of the preferred stock, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of us or make removal of our management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the Class A common stock and may adversely affect the voting and other rights of the holders of Class A common stock. We have no present plans to issue any preferred stock.

SERIES B PREFERRED STOCK

    Upon the closing of this offering, our only preferred stock that will remain issued and outstanding is 13,110,000 shares of our Series B preferred stock.

    With respect to rights on liquidation, dissolution or winding up, the Series B preferred stock ranks senior to the Class A and Class B common stock. In addition, upon any liquidation of us, holders of the Series B preferred stock will be entitled to receive a liquidation preference of approximately
$21.9 million, plus dividends of 12% per year.

    The Series B preferred stock does not have any voting rights except with respect to the following, in which case it shall vote as a separate class:

    - amendments to our bylaws or restated certificate of incorporation, including the authorization of additional shares of Series B preferred stock;

    - the authorization of securities senior to the Series B preferred stock;

    - approval of mergers or consolidations adverse to the rights of the holders of the Series B preferred stock, subject to exceptions; or

    - redemption of any outstanding shares of common or preferred stock, subject to exceptions.

    Except as set forth above, the holders of Series B preferred stock are not entitled to receive dividends on their shares of preferred stock, and have no conversion rights.

    We may redeem the Series B preferred stock, in whole but not in part, at any time in exchange for an aggregate amount equal to its accrued liquidation preference. If the Series B preferred stock has not been redeemed by us by February 11, 2010, we will be required to redeem it in exchange for an aggregate amount equal to its accrued liquidation preference. Our ability to redeem the

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
Series B preferred stock may be limited by the provisions of both the indenture governing our outstanding notes and our credit facility.

WARRANTS

    As of January 15, 2000, we had warrants outstanding to purchase 2,434,260 shares of Class A common stock at an exercise price of less than $0.01 per share.

CERTAIN OBLIGATIONS UNDER OUR CHARTER

    The following is a discussion of provisions of our restated certificate of incorporation that, under certain circumstances, allow Nextel WIP, or allow a majority of our Class A stockholders to cause Nextel WIP, to purchase all of our outstanding Class A common stock. In any such event, Nextel WIP will have the choice of paying for any shares of Class A common stock in cash, in shares of Nextel common stock, or in a combination of cash and Nextel common stock. We believe that registration of common stock of Nextel that may be issued is not required in connection with this offering because Nextel WIP has the right to pay for our Class A common stock with cash, there is no certainty that an event giving rise to a purchase possibility will take place, and no holder of Class A common stock will have an opportunity to make a volitional act with respect to acceptance of Nextel common stock. Any purchase will be a result of provisions contained in our restated certificate of incorporation. If Nextel WIP purchases all of our Class A common stock, we will cease to be a publicly traded company.

    The following table sets forth the triggering events and the consideration to be paid with regard to the ability of Nextel WIP to purchase all outstanding shares of our Class A common stock:

TRIGGERING EVENT                                        CONSIDERATION PAID
----------------                                        ------------------
-          January 29, 2008, subject to certain         -          Cash, Nextel stock or a combination of
           postponements by our board of directors                 both, at Nextel WIP's option

-          If Nextel changes its digital transmission   -          Cash, Nextel stock or a combination of
           technology for our frequency range, the                 both, at Nextel WIP's option
           change is materially adverse to us and
           Nextel WIP determines not to provide us
           free of charge the equipment necessary to
           provide our subscribers with service
           comparable to what they had been receiving

-          If Nextel WIP requires a change in our       -          Cash, Nextel stock or a combination of
           business, operations or systems, the change             both, at Nextel WIP's option
           is materially adverse to us, Nextel WIP
           does not subsidize us for the costs of such
           change and we decline to implement the
           required change

-          Termination of our operating agreements      -          Cash, Nextel stock or a combination of
           with Nextel WIP as a result of our breach               both, at Nextel WIP's option

    If Nextel WIP is able to purchase all of our outstanding Class A common stock for any reason other than as a result of the termination of the operating agreements, then the purchase price will be the fair market value of the Class A common stock. Under our restated certificate of incorporation, "fair market value" is determined by the appraisal process described below, and is defined as the price that a buyer would be willing to pay for all of our outstanding capital stock, excluding the Series B preferred stock, in an arm's-length transaction and includes a control premium. In the event of a termination of the operating agreements as a result of our breach, then

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
Nextel WIP has the ability to purchase all of our outstanding Class A common stock for an amount based on 80% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

    The following table sets forth the triggering events and the consideration to be paid with regard to the ability of a majority of our stockholders to cause Nextel WIP to purchase all outstanding Class A common stock. If a triggering event occurs and a majority of our Class A common stockholders determine to require Nextel WIP to purchase all of our outstanding Class A common stock, all stockholders will be required to sell their shares to Nextel WIP. We currently have no majority stockholder.

TRIGGERING EVENT                                        CONSIDERATION PAID
----------------                                        ------------------
-          Change of control of Nextel                  -          Cash, Nextel stock or a combination of
                                                                   both, at Nextel WIP's option

-          If prior to January 29, 2003, Nextel WIP     -          Cash, Nextel stock or a combination of
           exercises its right under the shareholders'             both, at Nextel WIP's option
           agreement to preempt a public offering of
           our stock by DLJ Merchant Banking or
           Madison Dearborn Partners and buys all of
           our shares owned by DLJ Merchant Banking or
           Madison Dearborn Partners

-          If we do not implement a change in our       -          Cash, Nextel stock or a combination of
           business, operations or systems required by             both, at Nextel WIP's option
           Nextel WIP, the change is materially
           adverse to us, and our board of directors
           provides non-Nextel affiliated stockholders
           with the opportunity to require Nextel WIP
           to buy their shares of Class A common stock
           and a majority of the stockholders vote to
           do so

-          Termination of our operating agreements      -          Cash, Nextel stock or a combination of
           with Nextel WIP as a result of a breach by              both, at Nextel WIP's option
           Nextel WIP

    If the event giving rise to the stockholders' right to cause Nextel WIP to buy all of the outstanding shares of Class A common stock:

    - is a change in control of Nextel, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is the fair market value of the Class A common stock, as determined by the appraisal process described below;

    - is the preemption of a public offering of our stock by DLJ Merchant Banking or Madison Dearborn Partners, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is the same per share price that was paid by Nextel WIP to purchase the shares from DLJ Merchant Banking or Madison Dearborn Partners;

    - is the election of a majority of our non-Nextel stockholders to require Nextel WIP to buy all shares of Class A common stock after our failure to implement changes in our business, operations or systems required by Nextel WIP, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is an amount that would equal a 20% rate of return on each tranche of invested capital in us, from the date of its contribution, whether contributed in cash or in kind, through the purchase date, which value will be divided over all our capital stock; or

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
    - is the termination of our operating agreement with Nextel WIP as a result of a breach by Nextel WIP, the purchase price that Nextel WIP is required to pay for shares of Class A common stock is an amount based on 120% of the average closing price on the Nasdaq National Market of our Class A common stock for the 20 trading days prior to the date of termination.

    REDEMPTION ALTERNATIVE. If Nextel WIP elects to purchase or is required to purchase our shares pursuant to our restated certificate of incorporation, Nextel WIP is entitled to cause the transaction to be effected as a redemption by us of the Class A common stock.

    APPRAISAL AND CHALLENGE PROCESS. When the fair market value of our Class A common stock is to be determined using an appraisal, our restated certificate of incorporation sets out a procedure binding on all our stockholders. Our board first selects a nationally recognized investment banker or appraiser and then Nextel WIP selects one. If the higher of the two values so determined is more than 110% of the lower value, a third appraiser will be asked to value us. In any event, the fair market value that will determine the per share price that Nextel WIP will pay will be somewhere between the values determined by the first two appraisers.

    Our restated certificate of incorporation also allows either Nextel WIP or our stockholders to challenge the value so determined. Our restated certificate of incorporation sets a floor and a ceiling, binding on both Nextel WIP and all other stockholders, for the price to be paid if there is a challenge. The maximum value that can result from a challenge to the appraisal value is a value equal to a 30% rate of return on each tranche of capital invested in us. The lowest price that could result from a challenge would be a value that would equal a 10% rate of return on each tranche of capital invested in us. Any stockholder that joins the challenge is bound by the results of the challenge process and receives the value so determined, not the value determined by the appraiser.

    In any purchase by Nextel WIP of all our outstanding stock, stockholders will not otherwise be entitled to any statutory appraisal rights under Delaware law.

    RIGHT/OBLIGATION TO PARTICIPATE IN SALE BY NEXTEL WIP AND NEXTEL. Holders of our Class A common stock also have the right and/or obligation to participate in any sale by Nextel WIP of all of its shares of our capital stock to a third party occurring after January 29, 2011. Pursuant to the amended shareholders' agreement, prior to January 29, 2011, Nextel WIP cannot transfer its shares of our capital stock to a third party. In the event that the holders of a majority of the Class A common stock elect to participate in such sale, then pursuant to our restated certificate of incorporation, all holders of Class A common stock, including purchasers in this offering, will be required to participate.

    SHARE LEGEND. Certificates for Class A common stock are required by our restated certificate of incorporation to bear the following legend:

        The Class A common stock evidenced hereby is subject to provisions of the corporation's restated certificate of incorporation that allow an entity to purchase or cause the corporation to redeem all of the outstanding
    Class A common stock or allow a majority of the Class A common stockholders to cause such entity to purchase or cause the corporation to redeem all of the outstanding Class A common stock, in each such instance at a purchase price determined in accordance with the provisions of the restated certificate of incorporation. Copies of the restated certificate of incorporation are available at the principal office of the corporation and will be furnished without cost to stockholders on request.

    OUR RESTATED CERTIFICATE OF INCORPORATION. Prospective investors in the Class A common stock should know that our restated certificate of incorporation has been filed as an exhibit to this registration statement and is incorporated by reference into this prospectus.

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
REGISTRATION RIGHTS

    Following this offering, entities affiliated with DLJ Merchant Banking and Madison Dearborn Partners will have the following registration rights, provided in each case that the aggregate proceeds from the sale of the amount of securities demanded to be registered must be expected to exceed $50,000,000:

    - DLJ Merchant Banking and Madison Dearborn Partners may collectively demand one registration, at our expense, of up to all of their shares if the stockholder making the request then holds at least 5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock; and

    - DLJ Merchant Banking and Madison Dearborn Partners may collectively demand a second and third registration, at their expense, if the stockholder making the request then holds at least 2.5% of our outstanding common stock at the time of demand, assuming conversion of any outstanding warrants, options and convertible stock.

If DLJ Merchant Banking or Madison Dearborn Partners exercises any of their demand rights, all of the other parties to our shareholders' agreement would be entitled to include their shares in such registration, subject to cutback by the underwriters in any underwritten offering.

    Additionally, under the terms of the shareholders' agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the parties to the shareholders' agreement are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. All of these registration rights are subject to the right of the underwriters of the offering to limit the number of shares included in such registration. Each of Nextel WIP, DLJ Merchant Banking and its affiliates, Madison Dearborn, Eagle River, and the management stockholders have entered into a lock-up agreement and have waived their registration rights for a period of 18 months following this offering.

SELECTED ANTI-TAKEOVER MATTERS

    RESTATED CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS. Our restated certificate of incorporation and bylaws include provisions that may have the effect of deterring, delaying or preventing a change of control of us. Our bylaws provide that special meetings of our stockholders may only be called by our board of directors, president, or holders of not less than 50% of our outstanding capital stock, which could delay or prevent such meetings from taking place altogether.

    Our restated certificate of incorporation provides for 113,110,000 authorized shares of preferred stock and grants our board of directors broad power to establish the rights and preferences of authorized and unissued, or "blank check," preferred stock. Upon the closing of this offering, only 13,110,000 shares of preferred stock will be designated and issued and, thus, we will have 100,000,000 authorized shares of "blank check" preferred stock remaining. Preferred shares repurchased or redeemed by us may be reissued. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control over us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. The issuance of shares of preferred stock pursuant to our board of directors' authority described above could have the effect of delaying, deferring or preventing a change in control of us.

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
    SHAREHOLDERS' AND OPERATING AGREEMENT PROVISIONS. Certain provisions of the amended shareholders' agreement may also have the effect of deterring, delaying or preventing a change of control of us. These include rights of first offer and first refusal among the parties to that agreement, restrictions on any such party transferring their shares to a telecommunications company or a person or entity controlling a telecommunications company, and agreements of the parties, other than DLJ Merchant Banking, to vote for certain designees to serve on our board.

    The approval rights granted to the Nextel WIP designee on our board as well as certain rights granted to Nextel WIP, could also have these effects. For example, among other things, if a business transaction or combination would broaden our business, it would require approval by Nextel WIP and its designee on our board.

    DELAWARE ANTI-TAKEOVER LAW. Section 203 of the Delaware General Corporation Law prohibits certain "business combination" transactions between a Delaware corporation and any "interested stockholder" owning 15% or more of the corporation's outstanding voting stock for a period of three years after the date on which such stockholder became an interested stockholder, unless:

    - the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

    - on or subsequent to the date on which such stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder.

    Under Delaware law, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Section 203 does not apply, however, to those stockholders who own 15% or more of our voting stock prior to this offering.

FCC-RELATED REDEMPTION RIGHTS

    Our certificate of incorporation allows us to redeem shares of our stock from any stockholder in order to maintain compliance with applicable federal and state telecommunications laws and regulations.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent's address is 101 Barclay Street, 12W, New York, New York 10286, and its telephone number is (212) 635-7134.

NATIONAL MARKET LISTING

    Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "NXTP."

                      LIMITATION ON DIRECTORS' LIABILITIES

    The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations of personal liability authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The restated certificate of incorporation limits the liability of our directors to our stockholders to the fullest extent permitted by the Delaware statute. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law regarding liability for any unlawful payment of dividends or unlawful stock purchase or redemption; or

    - for any transaction from which a director derived an improper personal benefit. The inclusion of this provision in the restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for beach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

    In addition, we anticipate entering into indemnity agreements with all of our directors indemnifying them to the fullest extent permitted under Delaware law.

    Certain of our outside directors may also be covered by indemnification arrangements under the organizational documents of their employers and/or by liability insurance policies provided by their employers.

    To the extent the provisions of our restated certificate of incorporation provide for indemnification of directors for liabilities arising under the Securities Act, those provisions are, in the opinion of the SEC, against public policy as expressed in the Securities Act and are therefore unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect the market price of our Class A common stock.

    Upon completion of this offering, assuming no exercise of outstanding options or warrants and no conversion into shares of Class A common stock of the 77,782,626 shares of Class B common stock that will be outstanding after this offering, we will have outstanding 158,927,974 shares of Class A common stock. Of these shares, the 23,500,000 shares that we expect to sell in this offering, will be freely tradable in the public market without restriction under the Securities Act, unless such shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

    The remaining 135,427,974 shares of Class A common stock that will be outstanding after this offering will be restricted shares. We issued and sold these restricted shares in private transactions in reliance on exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act.

    As a result of the contractual restrictions described below and the provisions of Rule 144, the restricted shares will be available for sale in the public market as follows:

    - On the date of the expiration of the 180-day lock-up agreements described below, 11,152,780 shares of the restricted securities will be eligible for immediate sale in the public market under Rule 144, subject to the transfer provisions in the shareholders' agreement.

    - On September 9, 2000, an additional 2,081,278 shares of the restricted securities will be eligible for immediate sale in the public market under Rule 144, subject to the transfer provisions in the shareholders' agreement.

    - On December 21, 2000, an additional 11,152,780 shares of the restricted securities will be eligible for immediate sale in the public market under Rule 144, subject to the transfer provisions in the shareholders' agreement.

    - On the date of the expiration of the 18-month lock-up agreement described below, an additional 67,155,600 shares of the restricted securities will be eligible for immediate sale in the public market under Rule 144, subject to the transfer provisions of the shareholders' agreement, and subject in some cases to certain volume, manner of sale and other limitations under Rule 144.

    - On September 9, 2001, December 31, 2001 and September 9, 2002, 6,299,446 shares, 31,286,644 shares and 6,299,446 shares, respectively, of the restricted securities will be eligible for immediate sale in the public market under Rule 144, subject to the transfer provisions of the shareholders' agreement, and subject in some cases to certain volume, manner of sale and other limitations under Rule 144.

EMPLOYEE STOCK OPTION AND STOCK PURCHASE PLANS

    We have reserved 16,545,354 shares of Class A common stock for issuance under our stock option plan. As of January 15, 2000, there were a total of 5,049,600 shares of Class A common stock subject to outstanding options under our stock option plan, 210,000 of which were vested. All of these vested options are subject to a lock-up agreement. There were no shares of stock reserved for issuance pursuant to our employee stock purchase plan as of January 15, 2000; upon completion of this offering, 3,000,000 shares of Class A common stock will be reserved for issuance under this plan. Within 90 days after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plan and our employee stock purchase plan. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our stock option plan and employee stock purchase plan generally would be available for resale in the public market.

LOCK-UP AGREEMENTS

    Pursuant to certain "lock-up" agreements, we and several of our stockholders have agreed not to offer, sell, contract to sell, announce an intention to sell or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

    In addition, Nextel WIP, DLJ Merchant Banking and its affiliates, Madison Dearborn Partners, Eagle River and the management stockholders have entered into a lock-up agreement with us pursuant to which they have agreed generally not to transfer their shares or exercise their registration rights for a period of 18 months following this offering.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell in any three-month period up to the greater of

    - 1% of the then-outstanding shares of Class A common stock, approximately 1,589,280 shares immediately after this offering; and

    - the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who has not been one of our affiliates during the preceding 90 days and who has beneficially owned the restricted shares for at least two years is entitled to sell them without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

    Any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or written agreement before the effective date of this offering is entitled to rely on the resell provisions of Rule 701, subject to the lock-up provisions described above. In general, Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding period of Rule 144.

REGISTRATION RIGHTS

    Following this offering and the expiration of the 18-month lock-up agreement, DLJ Merchant Banking and Madison Dearborn Partners, who together will own 53,317,776 shares of Class A common stock upon completion of this offering, will have rights to demand that we register their shares with the SEC. Additionally, under the terms of the shareholders' agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the parties to the shareholders' agreement are entitled to notice of the registration and to include their shares of common stock in the registration at our expense. All of these registration rights are subject to the right of the underwriters of the offering to limit the number of shares included in such registration. Each of Nextel WIP, DLJ Merchant Banking and its affiliates, Madison Dearborn, Eagle River, and the management stockholders have entered into a lock-up agreement and have waived their registration rights for a period of 18 months following this offering.

AMENDED SHAREHOLDERS' AGREEMENT

    The amended shareholders' agreement imposes numerous restrictions with respect to the sale, transfer or other disposition of our capital stock by the parties to the shareholders' agreement. Generally, prior to the completion of our portion of the Nextel digital mobile network and the achievement of positive EBITDA for two consecutive fiscal quarters, excluding the effects of any option markets acquired by us, Eagle River and the management stockholders may transfer shares only to family members, affiliates and certain other permitted transferees; provided, however, that after this offering, each such stockholder may sell up to 30% of its shares subject to certain rights of first offer and rights of first refusal available to DLJ Merchant Banking, Madison Dearborn Partners, Eagle River, Motorola, Nextel WIP, the management stockholders and their permitted transferees. Nextel WIP may not transfer its shares (other than to permitted transferees, or to us, in return for frequencies that it repurchases) prior to January 29, 2011. Other stockholders who are parties to the amended shareholders' agreement may transfer their shares to third parties, subject to the rights of first offer and rights of first refusal described above.

               MATERIAL U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

    Following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of the Class A common stock applicable to non-U.S. holders of Class A common stock. For purposes of this discussion, a non-U.S. holder is any holder or other beneficial owner of Class A common stock that, for U.S. federal income tax purposes, is not a U.S. person. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder's particular facts and circumstances, such as being a U.S. expatriate, and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986 and administrative and judicial interpretations thereof, all as in effect on the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the U.S. federal income and estate tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will agree with and not challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term U.S. person means:

    - a citizen or resident of the United States;

    - a corporation, partnership or other entity treated as a corporation or a partnership for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any state thereof including the District of Columbia;

    - an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    We have not paid any dividends on our common stock, and we do not plan to pay any dividends on our common stock for the foreseeable future. However, if we do pay dividends on our common stock, those dividends generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent such dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital that will be applied against and will reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of the stock. Dividends paid to a non-U.S. holder that are not effectively connected with a U.S. trade or business of the non-U.S. holder will, to the extent paid out of earnings and profits, be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. Under currently applicable Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country, unless the payor has knowledge to the contrary, for purposes of withholding discussed above, and, under the current interpretation of these Treasury regulations, for purpose of determining the applicability of a tax treaty rate. Under Treasury regulations scheduled to be effective for payments after December 31, 2000, to receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form W-8BEN, or substitute form, certifying to its qualification for such rate.

    Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder are generally exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI, or substitute form, certifying the exemption. A Form 4224 is replaced with a

Form W-8ECI for payments after December 31, 2000. However, dividends exempt from U.S. withholding because they are effectively connected with the conduct of a trade or business within the United States are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 % rate or a lower rate specified by an applicable income tax treaty.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Class A common stock unless:

    - the gain is effectively connected with a trade or business of the non-U.S. holder in the United States. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification;

    - the non-U.S. holder is an individual who holds his or her Class A common stock as a capital asset, which generally means as an asset held for investment purposes, and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

    - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its Class A common stock. We believe that we are not and will not become a U.S. real property holding corporation for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, we would be required to report annually to the Internal Revenue Service the amount of dividends, if any, paid on the Class A common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report would be sent to the recipient. Pursuant to applicable income tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a non-U.S. holder, other than an exempt holder, at an address within the United States may be subject to backup withholding at a rate of 31% if the non-U.S. holder fails to certify its foreign status or otherwise establish an exemption. Backup withholding will generally not apply to dividends paid to non-U.S. holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under the recently finalized Treasury regulations regarding withholding and information reporting, payment of dividends to non-U.S. holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. holder satisfies various certification requirements.

    Under current Treasury regulations, the payment of the proceeds of the disposition of Class A common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. holder of Class A common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

    - a U.S. person;

    - a controlled foreign corporation for U.S. federal income tax purposes; or

    - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business,

unless the broker has documentary evidence in its files of the holder's non-U.S. status and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of Class A common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

    In general, the recently finalized Treasury regulations, described above, do not significantly alter substantive withholding and information reporting requirements but would alter procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of Class A common stock. Non-U.S. holders should consult their tax advisors regarding the effect, if any, of those final Treasury regulations on an investment in the Class A common stock. Those final Treasury regulations are generally effective for payments made after December 31, 2000.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

ESTATE TAX

    An individual non-U.S. holder who owns Class A common stock at the time of his or her death, or who had made certain lifetime transfers of an interest in Class A common stock while retaining certain powers, rights or interests in the stock, will be required to include the value of that Class A common stock in his or her gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

    The foregoing discussion is a summary of the principal U.S. federal income and estate tax consequences of the ownership, sale or other disposition of Class A common stock by non-U.S. holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences of the ownership and disposition of Class A common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

    We and the underwriters for the U.S. offering (the "U.S. Underwriters") named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered in the United States. Subject to certain conditions, each U.S. Underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., First Union Securities, Inc., Morgan Stanley & Co. Incorporated and DLJDIRECT Inc. are the representatives of the U.S. Underwriters.

                        Underwriters                          Number of Shares
                        ------------                          -----------------
Goldman, Sachs & Co.........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
First Union Securities, Inc.................................
Morgan Stanley & Co. Incorporated...........................
DLJDIRECT Inc...............................................
                                                                 ----------

  Total.....................................................
                                                                 ==========

    If the U.S. Underwriters sell more shares of Class A common stock than the total number set forth in the table above, the U.S. Underwriters have an option
to buy up to an additional              shares of Class A common stock from us
to cover such sales. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the U.S. Underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the U.S. Underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the U.S. Underwriters' option to
purchase              additional shares of Class A common stock.

                                                                Paid by Nextel Partners
                                                              ---------------------------
                                                              No Exercise   Full Exercise
                                                              -----------   -------------
Per Share...................................................       $              $
Total.......................................................       $              $

    Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters
to securities dealers may be sold at a discount of up to $         per share
from the initial public offering price. Any such securities dealers may resell any shares of Class A common stock purchased from the underwriters to certain
other brokers or dealers at a discount of up to $         per share from the
initial public offering price. If all the shares of Class A common stock are not sold at the initial public offering price, the representatives may change this offering price and the other selling terms.

    We have entered into an underwriting agreement with the underwriters for the
international offering for the sale of       shares outside of the United
States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other. Goldman Sachs International, Donaldson, Lufkin & Jenrette International, Credit Suisse First Boston

(Europe) Limited, Deutsche Bank AG London, First Union Securities, Inc., and Morgan Stanley & Co. International Limited are representatives of the underwriters for the international offering outside the United States (the "International Underwriters"). We have granted the International Underwriters a
similar option to purchase up to an aggregate of an additional         shares.

    The underwriters for both of the offerings have entered into an agreement in which they have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters have also agreed that they may sell shares among each of the underwriting groups.

    Our company, all of our directors and executive officers and certain of our stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the issuance of shares under our existing employee benefit plans. See "Shares Eligible for Future Sale" for a description of certain transfer restrictions.

    In addition, Nextel WIP, DLJ Merchant Banking, Madison Dearborn Partners, Eagle River and the management stockholders have each entered into a lock-up agreement with us and have agreed generally not to transfer their shares or exercise their registration rights for a period of 18 months after the date of this prospectus.

    Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price will be negotiated among us and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "NXTP."

    In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of Class A common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered.

    We currently anticipate that we will request the underwriters to reserve up to 10% of the shares of our Class A common stock for sale at the initial public offering price to persons designated by us through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

    Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and our affiliates for which they have in the past received, and may in the future receive, customary fees and reimbursement of expenses. Donaldson, Lufkin & Jenrette Securities Corporation and First Union Securities, Inc. (formerly known as First Union Capital Markets) served as initial purchasers of our senior discount notes and received a customary underwriting discount. Donaldson, Lufkin & Jenrette Securities Corporation also acted as our financial advisor and as arranger, and DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, acted as syndication agent under our credit facility, and received customary fees and reimbursements in connection therewith. DLJ Merchant Banking and certain related parties, all of which are affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, currently own 13.3% of our equity. See "Principal Stockholders" and "Related-Party Transactions."

    Also because of our relationship with Donaldson, Lufkin & Jenrette Securities Corporation, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD.
Goldman, Sachs & Co. will serve in this capacity and will perform due diligence investigations and review and participate in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares of Class A common stock, including sales of shares initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed on for Nextel Partners by Summit Law Group, PLLC, Seattle, Washington. Certain legal matters will be passed upon for the underwriters by Latham & Watkins, New York, New York. Certain other legal matters will be passed upon for us by our special FCC counsel, Willkie Farr & Gallagher, Washington, D.C.

                                    EXPERTS

    The consolidated financial statements of Nextel Partners, Inc. and Subsidiaries as of and for the years ended December 31, 1999 and 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any of our contracts or other documents, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................     F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999, and Pro forma Stockholders' Equity as of
  December 31, 1999 (unaudited).............................     F-3

Consolidated Statements of Operations for the years ended
  December 31,
  1998 and 1999.............................................     F-4

Consolidated Statements of Changes in Stockholders' Equity
  for the years ended December 31, 1998 and 1999............     F-5

Consolidated Statements of Cash Flows for the years ended
  December 31,
  1998 and 1999.............................................     F-6

Notes to Consolidated Financial Statements..................     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Nextel Partners, Inc.:

    We have audited the accompanying consolidated balance sheets of Nextel Partners, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nextel Partners, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Seattle, Washington,
February 4, 2000

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1998 AND 1999

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                          PRO FORMA
                                                                                        STOCKHOLDER'S
                                                                                           EQUITY
                                                                                            AS OF
                                                                                        DECEMBER 31,
                                                                1998         1999           1999
                                                              ---------   ----------   ---------------
                                                                                         (UNAUDITED)
                           ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $     16    $  154,273
  Short-term investments....................................        --       239,456
  Accounts receivable, net of allowance of $254 and $1,193,
    respectively............................................     1,546         7,172
  Due from Nextel WIP.......................................        --         1,183
  Subscriber equipment inventory............................     1,353         1,695
  Other current assets......................................       325         8,519
  Restricted cash...........................................        --       175,000
                                                              --------    ----------
Total current assets........................................     3,240       587,298
                                                              --------    ----------
PROPERTY, PLANT AND EQUIPMENT, at cost......................   112,334       268,766
  Less--accumulated depreciation............................     4,386        16,543
                                                              --------    ----------
    Property, plant and equipment, net......................   107,948       252,223
                                                              --------    ----------
OTHER NON-CURRENT ASSETS:
  FCC operating licenses, net of accumulated amortization of
    $200 and $718, respectively.............................   133,180       151,056
  Debt issuance costs and other assets......................     3,298        22,550
  Receivable from officer...................................        --         2,200
                                                              --------    ----------
Total non-current assets....................................   136,478       175,806
                                                              --------    ----------
TOTAL ASSETS................................................  $247,666    $1,015,327
                                                              ========    ==========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................  $  1,043    $   33,968
  Accrued expenses..........................................     4,554        24,535
  Due to Nextel WIP.........................................     3,398            --
                                                              --------    ----------
Total current liabilities...................................     8,995        58,503
                                                              --------    ----------
LONG-TERM OBLIGATIONS
  Credit facility--term B and C.............................        --       325,000
  14% Senior discount notes, due 2009.......................        --       460,484
  Other long-term liabilities...............................        --           724
                                                              --------    ----------
Total long-term obligations.................................        --       786,208
Total liabilities...........................................     8,995       844,711
                                                              --------    ----------
COMMITMENTS AND CONTINGENCIES (See Note 6)
REDEEMABLE PREFERRED STOCK, Series B redeemable 2010, par
  value $.001 per share, 12% cumulative annual dividend;
  13,110,000 shares issued and outstanding..................                              $  24,401
                                                                                          =========
STOCKHOLDERS' EQUITY
  Preferred stock, Series A convertible, par value $.001 per
    share, 125,834,646 shares issued and outstanding........        --            21      $      --
  Preferred stock, Series B redeemable or convertible to
    Series C preferred stock 2010, par value $.001 per
    share, 12% cumulative annual dividend; 13,110,000 shares
    issued and outstanding..................................        --             2             --
  Preferred stock, Series C convertible, par value $.001 per
    share 64,672,626 shares issued and outstanding..........        --            11             --
  Preferred stock, Series D convertible, par value at $.001
    per share, 13,110,000 shares issued and outstanding.....        --             2             --
  Common stock, Class A, par value $.001 per share,
    9,533,328, 9,593,328 and 135,427,974 shares,
    respectively, issued and outstanding, and paid-in
    capital.................................................     1,604       145,420        353,583
  Warrants outstanding......................................        --         3,847          3,847
  Common stock, Class B, par value $.001 per share
    convertible, 77,782,626 shares issued and outstanding,
    and paid-in capital.....................................        --            --        127,051
  Other paid-in capital.....................................   260,761       357,028             --
  Accumulated deficit.......................................   (22,553)     (134,966)      (137,517)
  Subscriptions receivable from stockholders................        --       (83,048)       (83,048)
  Deferred compensation.....................................    (1,141)     (117,701)      (117,701)
                                                              --------    ----------      ---------
Total stockholders' equity..................................   238,671       170,616      $ 146,215
                                                              --------    ----------      =========
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $247,666    $1,015,327
                                                              ========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                1998        1999
                                                              --------   -----------
REVENUES:
  Service revenues ($8,536 received from Nextel WIP in
    1999)...................................................  $  3,745   $    28,136
  Equipment revenues........................................     1,564         4,584
                                                              --------   -----------
    Total revenues..........................................     5,309        32,720
                                                              --------   -----------
OPERATING EXPENSES:
  Cost of service revenues ($4,922 paid to Nextel WIP in
    1999)...................................................     6,108        18,807
  Cost of equipment revenues................................     2,935        10,742

  Selling, general and administrative ($2,831 paid to
     Nextel WIP in 1999)....................................    13,531        34,862
  Stock based compensation..................................       447        27,256
  Depreciation and amortization.............................     4,586        12,689
                                                              --------   -----------
    Total operating expenses................................    27,607       104,356
                                                              --------   -----------
OPERATING LOSS..............................................   (22,298)      (71,636)
                                                              --------   -----------
OTHER INCOME (EXPENSE):
  Interest expense, net.....................................        --       (65,362)
  Interest income...........................................        --        24,585
                                                              --------   -----------
    Total other (expense)...................................        --       (40,777)
                                                              --------   -----------
LOSS BEFORE INCOME TAX PROVISION............................   (22,298)     (112,413)
  Income tax provision......................................        --            --
                                                              --------   -----------
  Net loss..................................................  $(22,298)  $  (112,413)
                                                              ========   ===========

LOSS PER SHARE:
  Basic and diluted loss per share..........................             $    (38.18)
                                                                         ===========
  Weighted average shares outstanding.......................               2,944,218
                                                                         ===========
PRO FORMA LOSS PER SHARE: (unaudited)
  Series B Redeemable preferred stock dividend..............             $    (2,551)
                                                                         ===========
  Basic and diluted loss per share..........................             $     (0.66)
                                                                         ===========
  Weighted average shares outstanding.......................             170,107,513
                                                                         ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                          CLASS A
                                                                       COMMON STOCK
                                                                            AND
                                             PREFERRED STOCK          PAID-IN CAPITAL                       OTHER
                                          ----------------------   ---------------------     WARRANTS      PAID-IN     ACCUMULATED
                                            SHARES       AMOUNT     SHARES      AMOUNT     OUTSTANDING     CAPITAL       DEFICIT
                                          -----------   --------   ---------   ---------   ------------   ---------   -------------
BALANCE
  January 1, 1998.......................           --     $--             --   $     --       $   --      $   8,255     $    (255)
  Equity contributions..................           --      --             --         --           --        252,506            --
  Issuance of common stock under
    restricted stock purchase plan......           --      --      9,533,328      1,604           --             --            --
  Vesting of deferred compensation......           --      --             --         --           --             --            --
  Net loss..............................           --      --             --         --           --             --       (22,298)
                                          -----------     ---      ---------   --------       ------      ---------     ---------

BALANCE
  December 31, 1998.....................           --      --      9,533,328      1,604           --        260,761       (22,553)
  Issuance of common stock..............           --      --         60,000         61           --             --            --
  Issuance of Series A preferred
    stock...............................  125,834,646      21             --         --           --        208,142            --
  Issuance of warrants..................           --      --             --         --        3,847             --            --
  Subscriptions receivable..............           --      --             --         --           --             --            --
  Proceeds from stockholders............           --      --             --         --           --             --            --
  Reclass of other paid-in capital to
    Preferred Series B, C, and D........           --      --             --         --           --       (133,180)           --
  Issuance of Series B preferred
    stock...............................   13,110,000       2             --         --           --         21,848            --
  Issuance of Series C preferred
    stock...............................   64,672,626      11             --         --           --        110,731            --
  Issuance of Series D preferred
    stock...............................   13,110,000       2             --         --           --         22,264            --
  Return of capital to Nextel WIP.......           --      --             --         --           --       (130,900)           --
  Deferred compensation.................           --      --             --    143,755           --             --            --
  Vesting of deferred compensation......           --      --             --         --           --             --            --
  Net loss..............................           --      --             --         --           --             --      (112,413)
  Equity issuance costs.................           --      --             --         --           --         (2,638)           --
  Motorola credit.......................           --      --             --         --           --             --            --
                                          -----------     ---      ---------   --------       ------      ---------     ---------

BALANCE
  December 31, 1999.....................  216,727,272     $36      9,593,328   $145,420       $3,847      $ 357,028     $(134,966)
                                          ===========     ===      =========   ========       ======      =========     =========


                                          SUBSCRIPTIONS       DEFERRED
                                            RECEIVABLE      COMPENSATION     TOTALS
                                          --------------   --------------   ---------
BALANCE
  January 1, 1998.......................    $      --        $      --      $   8,000
  Equity contributions..................           --               --        252,506
  Issuance of common stock under
    restricted stock purchase plan......           --           (1,588)            16
  Vesting of deferred compensation......           --              447            447
  Net loss..............................           --               --        (22,298)
                                            ---------        ---------      ---------
BALANCE
  December 31, 1998.....................           --           (1,141)       238,671
  Issuance of common stock..............           --              (61)            --
  Issuance of Series A preferred
    stock...............................           --               --        208,163
  Issuance of warrants..................           --               --          3,847
  Subscriptions receivable..............     (157,203)              --       (157,203)
  Proceeds from stockholders............       52,145               --         52,145
  Reclass of other paid-in capital to
    Preferred Series B, C, and D........           --               --       (133,180)
  Issuance of Series B preferred
    stock...............................           --               --         21,850
  Issuance of Series C preferred
    stock...............................           --               --        110,742
  Issuance of Series D preferred
    stock...............................           --               --         22,266
  Return of capital to Nextel WIP.......           --               --       (130,900)
  Deferred compensation.................           --         (143,755)            --
  Vesting of deferred compensation......           --           27,256         27,256
  Net loss..............................           --               --       (112,413)
  Equity issuance costs.................           --               --         (2,638)
  Motorola credit.......................       22,010               --         22,010
                                            ---------        ---------      ---------
BALANCE
  December 31, 1999.....................    $ (83,048)       $(117,701)     $ 170,616
                                            =========        =========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999

                             (DOLLARS IN THOUSANDS)

                                                                1998        1999
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (22,298)  $(112,413)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities..........................
  Depreciation and amortization.............................      4,586      12,689
  Amortization of debt issuance costs.......................         --       2,122
  Interest accretion for senior discount notes, net of
    capitalized interest....................................         --      44,496
  Stock-based compensation..................................        447      27,256
  Allowance for doubtful accounts...........................        254         939
  Gain on sale of assets ...................................         --         (27)
  Change in current assets and liabilities:
    Accounts receivable.....................................     (1,800)     (6,565)
    Subscriber equipment inventory..........................     (1,353)       (342)
    Other current assets....................................       (325)     (8,194)
    Accounts payable and accrued expenses...................      2,300      56,419
    Due from/to Nextel WIP..................................      3,398      (4,581)
                                                              ---------   ---------
  Net cash provided by (used in) operating activities.......    (14,791)     11,799
                                                              ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Loan to officer...........................................         --      (2,200)
  Capital expenditures......................................   (104,334)   (133,210)
  Proceeds from sale of assets..............................         --       2,246
  FCC licenses..............................................         --      (2,850)
  Purchase of short-term investments........................         --    (239,456)
                                                              ---------   ---------
    Net cash used in investing activities...................   (104,334)   (375,470)
                                                              ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock..................................         16          --
  Equity contributions from Nextel WIP......................    119,125          --
  Proceeds from borrowings..................................         --     731,376
  Restricted cash transfer..................................         --    (175,000)
  Proceeds from equity contributions........................         --     119,740
  Return of capital to Nextel WIP...........................         --    (130,900)
  Equity costs..............................................         --      (2,638)
  Debt issuance costs.......................................         --     (24,650)
                                                              ---------   ---------
    Net cash provided by financing activities...............    119,141     517,928
                                                              ---------   ---------

NET INCREASE IN CASH AND CASH EQUIVALENTS...................         16     154,257

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............         --          16
                                                              ---------   ---------

CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $      16   $ 154,273
                                                              =========   =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Contribution of FCC licenses from Nextel WIP..............  $ 133,380   $   8,884
                                                              =========   =========
  Accrued debt and equity issuance costs....................  $   3,298   $      --
                                                              =========   =========
  Equipment purchased from Motorola's equity contribution
    credit..................................................  $      --   $  22,010
                                                              =========   =========
  Capitalized interest on accretion of senior discount
    notes...................................................  $      --   $   9,612
                                                              =========   =========
CASH PAID FOR INTEREST, NET OF CAPITALIZED AMOUNT...........  $      --   $  17,302
                                                              =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. FORMATION, CAPITALIZATION AND BASIS OF PRESENTATION

FORMATION

    Nextel Partners, Inc., which together with its subsidiaries is referred to as "Partners" or the "Company," was formed as a shell corporation on July 8, 1998, solely to facilitate the Capitalization Transactions discussed below. From July 8, 1998 to January 29, 1999, the activities of Partners were solely focused on this objective. These activities were funded by Nextel Communications, Inc. and its subsidiaries ("Nextel") through Nextel WIP Corp. ("Nextel WIP"), an indirect wholly owned subsidiary of Nextel, and Eagle River Investments LLC ("Eagle River") through intercompany advances amounting to $3.4 million at December 31, 1998, which were repaid by using proceeds from the Capitalization Transactions. The only common stock issuance of the Partners shell entity in 1998 consisted of issuance of restricted stock to key employees of the Partners shell entity as part of its compensation plan and to Eagle River.

    Prior to January 29, 1999, Nextel formed and began to operate the digital wireless communication service business in upstate New York and Hawaii described in Note 2, which is referred to as the Nextel Carve-Out. The unincorporated operations of the Nextel Carve-Out constitute the Company's business and were contributed to the Company in the Capitalization Transactions.

INITIAL CAPITALIZATION TRANSACTIONS

    On January 29, 1999, Nextel WIP contributed the Nextel Carve-Out to the Company in exchange for 13,110,000 shares of Series B Preferred Stock, 52,440,000 shares of Series C Preferred Stock, 13,110,000 shares of Series D Preferred Stock and cash of $130.9 million. Simultaneously, the Company sold equity securities in a private placement in the amount of $174.8 million and debt securities in the aggregate principal amount at maturity of $800 million. The equity securities sold consisted of 104,879,826 shares of Series A Preferred Stock (valued at $170.9 million) and warrants to purchase 2,434,260 shares of Class A Common Stock for an exercise price of $.000167 per share (valued at $3.8 million). The equity securities were sold in exchange for cash of $52.1 million, an irrevocable cash equity commitment of $104.3 million to be received over the subsequent two-year period, and a vendor credit from Motorola, Inc. ("Motorola") of $18.4 million towards the purchase of infrastructure equipment.

    Some of the principal assets used in the Nextel Carve-Out are Federal Communications Commission ("FCC") licenses. To effect the contribution of the business of the Nextel Carve-Out to the Company, Nextel filed for approval with the FCC to transfer to the Company all the rights to the use of and benefits of these licenses. Prior to receiving approval from the FCC, the Company has the right to use the frequencies pursuant to a frequency management agreement (the "Frequency Management Agreement") between the Company and Nextel WIP. On or about October 29, 1999, the FCC issued an order approving the transfer of FCC licenses from Nextel to the Company. This order was issued and made public by the FCC.

EXPANSION TERRITORY CAPITALIZATION TRANSACTIONS

    On September 9, 1999, Nextel Partners Operating Corporation ("OPCO"), a wholly owned subsidiary of Nextel Partners, entered into an Expansion Territory Asset Transfer and

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

1. FORMATION, CAPITALIZATION AND BASIS OF PRESENTATION (CONTINUED)
Reimbursement Agreement with Nextel WIP to acquire certain assets, properties, rights and interests to be used in connection with the construction and operation of additional territories ("Expansion Territory") for $10.6 million. To accomplish the build-out and operation of the Expansion Territory, the Company issued 5,330,142 shares of Series C Preferred Stock to Nextel WIP having an aggregate implied value of $8.9 million in exchange for the contribution of certain licenses and an extension of an operating agreement governing the build-out of the Network in the Expansion Territory. Pending receipt of FCC approval, the Company has the right to use the frequencies pursuant to the Frequency Management Agreement. Upon receipt of FCC approval, the Frequency Management Agreement will expire. The Company also issued Series A and C Preferred Stock for equity contributions of $50 million. The issuance of Series A Preferred Stock consisted of 20,954,820 shares (valued at
$37.2 million) and Series C Preferred stock of 6,902,484 shares (valued at $12.8 million). The equity securities were issued in exchange for cash of $15.5 million, an irrevocable cash equity commitment of $31.0 million to be received over the subsequent two-year period, and a vendor credit from Motorola of $3.6 million towards the purchase of infrastructure equipment. As of December 31, 1999, the Company has used the credit from both the Initial and Expansion Territory Capitalization Transactions in its entirety.

    The following summarizes the dollar amount and number of shares issued as part of the Initial and Expansion Territory Capitalization Transactions described above.

                                                                SHARES         EQUITY
                                                                ISSUED      CONTRIBUTIONS
                                                              -----------   -------------
Series A Preferred Stock....................................  125,834,646   $208,160,194
Series B Preferred Stock....................................   13,110,000     21,850,000
Series C Preferred Stock....................................   64,672,626    110,740,170
Series D Preferred Stock....................................   13,110,000     22,266,000
Subscriptions Receivable....................................           --   (157,203,019)
Warrants to purchase Class A common shares issued for a
  purchase price of $.000167 per share......................    2,434,260      3,847,000

    Approximately $2.6 million of issuance costs were charged to equity as part of the Capitalization Transactions.

    The following chart reflects ownership by major shareholders after the Capitalization Transactions. Prior to the Capitalization Transactions, the Company had only Class A Common

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

1. FORMATION, CAPITALIZATION AND BASIS OF PRESENTATION (CONTINUED)
Stock outstanding. This stock was owned by management employees, subject to restrictions, and Eagle River. The Company had no preferred stock outstanding.

MAJOR SHAREHOLDER                           CLASS OF STOCK             VOTING %      EQUITY %
-----------------                  ---------------------------------  -----------   ----------
Nextel WIP                         Preferred--Series B Redeemable or
                                     Convertible                          0.00%        5.61%
Nextel WIP                         Preferred--Series C Convertible       31.93%       27.66%
Nextel WIP                         Preferred--Series D Convertible        0.00%        5.61%
                                                                         -----        -----
  Subtotal--Nextel WIP                                                   31.93%       38.88%
                                                                         =====        =====
DLJ Merchant Banking Partners II,  Preferred--Series A Convertible
  L.P. and affiliates ("DLJ          and warrants to buy Class A
  Merchant Banking")                 common stock                        14.09%       12.20%
                                                                         =====        =====
Madison Dearborn Capital Partners  Preferred--Series A Convertible
  II, L.P.                           and warrants to buy Class A
                                     common stock                        13.44%       11.64%
                                                                         =====        =====
Eagle River                        Common--Class A                        0.37%        0.32%
Eagle River                        Preferred--Series A Convertible        9.25%        8.02%
                                                                         -----        -----
  Subtotal--Eagle River                                                   9.62%        8.34%
                                                                         =====        =====
Motorola                           Preferred--Series A Convertible        6.46%        5.59%
                                                                         =====        =====
Management                         Common--Class A                        4.36%        3.78%
Management                         Preferred--Series A Convertible         .49%         .43%
                                                                         -----        -----
  Subtotal--Management                                                    4.85%        4.21%
                                                                         =====        =====

  BASIS OF PRESENTATION

    In substance, the Capitalization Transactions on January 29, 1999 constituted (1) the incorporation of the Nextel Carve-Out, (2) the formal assumption by the Nextel Carve-Out of Partners' liabilities, (3) a $130.9 million distribution to Nextel WIP, and (4) sales of Nextel Carve-Out securities to outsiders in exchange for cash and irrevocable commitments. Accordingly, the accompanying financial statements reflect the accounts of the Nextel Carve-Out at Nextel WIP's historical cost basis for all periods presented. These accounts include Nextel WIP's cost basis in the FCC licenses discussed above, as all of the rights to the use of and the benefits of ownership of the FCC licenses were held by the Nextel Carve-Out prior to the Capitalization Transactions. In the Capitalization Transactions, the rights to the use of and the benefits of the FCC licenses were transferred to the Company through the Frequency Management Agreement in exchange for the issuance of preferred stock to Nextel WIP for $133.2 million. Since the Frequency Management Agreement is analogous to a capital lease, the cost basis of the FCC licenses continue to be reflected in the Company's accounts in a manner similar to the accounting for a capital lease under Statement of Financial Accounting Standards ("SFAS") No. 13 "Accounting for Leases." The accompanying financial statements also include the accounts of Partners prior to the Capitalization

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

1. FORMATION, CAPITALIZATION AND BASIS OF PRESENTATION (CONTINUED) Transactions, as Nextel WIP funded the operations of Partners and they were incurred for the benefit of the Nextel Carve-Out, and Partners had no substance apart from the Nextel Carve-Out.

    The accompanying financial statements also reflect the acquisition of the Expansion Territory for $10.6 million from Nextel WIP and related Capitalization Transactions on September 9, 1999 as described above.

2. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS

    The Company provides a wide array of digital wireless communications services throughout the United States, primarily to business users, utilizing frequencies licensed by the FCC. Partners' operations are primarily conducted by OPCO, a wholly owned subsidiary of Partners. Substantially all of the assets, liabilities, operating losses and cash flows of the Company are within OPCO and its wholly owned subsidiaries.

    Partners' digital network ("Nextel digital mobile network") has been developed with advanced mobile communication systems employing digital technology with a multi-site configuration permitting frequency reuse utilizing digital technology developed by Motorola (such technology is referred to as the "integrated Digital Enhanced Network" or "iDEN"). Partners' principal business objective is to offer high-capacity, high-quality, advanced communication services in its territories throughout the United States targeted towards mid-sized and smaller markets. Various operating agreements entered into by subsidiaries of the Company and Nextel WIP (see Note 9) provide for support services to be provided by Nextel WIP. Additionally, the Company plans to use Nextel WIP's back-office systems initially to support customer activation, billing and customer care as well as other services during a transition period.

CONCENTRATION OF RISK

    The Company believes that the geographic and industry diversity of its customer base minimizes the risk of incurring material losses due to concentration of credit risk.

    The Company is party to certain equipment purchase agreements with Motorola (see Notes 2 and 9). For the foreseeable future the Company expects that it will need to rely on Motorola for the manufacture of a substantial portion of the infrastructure equipment necessary to construct and make operational its digital mobile network as well as for the provision of digital mobile telephone handsets and accessories.

    As previously discussed, the Company is reliant on Nextel WIP for the provision of certain services. For the foreseeable future, the Company will need to rely on Nextel WIP for the provision of these services as the Company will not have the infrastructure to support those services.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Partners and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    In December 1999, the Board of Directors of the Company authorized the filing of a registration statement with the Securities and Exchange Commission (the "SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the offering is consummated under the terms presently anticipated, all the outstanding shares of the Company's Series A Preferred stock will automatically convert into 125,834,646 shares of Class A Common stock and all outstanding shares of the Company's Series C and D Preferred stock will automatically convert into 77,782,626 shares of Class B Common stock, upon the closing of the proposed IPO. The pro forma stockholders' equity at December 31, 1999 is adjusted for the conversion of preferred stock. In addition, the Series B Redeemable Preferred stock held by Nextel WIP becomes subject to mandatory cash redemption 375 days after February 1, 2009, upon effectiveness of this registration statement. The pro forma stockholders' equity at December 31, 1999 is adjusted to reflect a change to accumulated deficit representing the 12% dividend accrued as of December 31, 1999, and the reclassification of the Series B Preferred stock, plus accrued dividends, from stockholders' equity to the section of the balance sheet between liabilities and stockholders' equity.

NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

    In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net loss by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares of common stock issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method); common equivalent shares are excluded from the calculation as their effects are antidilutive. The Company has not had any issuances or grants for nominal consideration as defined under Staff Accounting Bulletin 98. Diluted net loss per share for all periods shown does not include the effects of the convertible preferred stock and shares issuable upon the exercise of stock options, warrants and restricted stock as the effect of their inclusion is antidilutive during each period.

    Pro forma basic and diluted net loss per share is computed based on the weighted average number of shares of common stock outstanding giving effect to the conversion of convertible preferred stock outstanding that will automatically convert upon completion of the Company's initial public offering (using the if-converted method from the original issue date). In addition, net loss

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

NET LOSS PER SHARE AND PROFORMA NET LOSS PER SHARE (CONTINUED) available to common stockholders increased by the amount of the accrued dividend on the Series B Redeemable Preferred stock. Pro forma diluted net loss per share excludes the impact of stock options, warrants and restricted stock as the effect of their inclusion would be antidilutive. Per share information is not included for periods prior to 1999 because the capitalization transactions that occurred on January 29, 1999 substantially altered the capital structure.

PROPOSED STOCK DIVIDEND

    The Board of Directors and the stockholders of the Company have approved a 6-for-1 stock dividend on the Company's common stock. The dividend will be effective immediately prior to the consummation of the initial public offering. Accordingly, all common and convertible preferred shares have been adjusted to reflect the dividend.

CASH AND CASH EQUIVALENTS

    Cash equivalents include time deposits and highly liquid investments with remaining maturities of three months or less at the time of purchase.

SHORT-TERM INVESTMENTS

    Marketable debt securities and certificates of deposit with original purchase maturities greater than three months are classified as short-term investments. Marketable debt securities include corporate commercial paper, which the Company holds to maturity. These held to maturity securities are valued on the Company's balance sheet at amortized cost.

RESTRICTED CASH

    Restricted cash reflects the cash collateral account maintained under the credit facility equal to the $175.0 million borrowings outstanding at December 31, 1999 under one of the Company's term loans. These funds will not be available until the FCC has approved the transfer of control to the Company of the licenses held by Nextel WIP License Corp., a wholly owned subsidiary of Nextel WIP.

SUBSCRIBER EQUIPMENT INVENTORY

    Subscriber equipment is valued at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment, including improvements that extend useful lives, are recorded at cost, while maintenance and repairs are charged to operations as incurred. Depreciation and amortization are computed using the straight-line method based on estimated useful lives of three to ten years for equipment and three to seven years for furniture and fixtures. Leasehold

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements.

    Construction in progress includes labor, material, transmission and related equipment, engineering, site design, interest and other costs relating to the construction of the Nextel digital mobile network.

    The Company periodically reviews the carrying value of its long-lived assets (including property, plant and equipment and operating licenses) whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the estimated future cash inflows attributable to the asset, less estimated future cash outflows is less than the carrying amount, an impairment loss will be recognized.

CAPITALIZED INTEREST

    The Company's wireless communications systems and FCC operating licenses represent qualifying assets pursuant to SFAS No. 34, "Capitalization of Interest Cost." The Company capitalized interest of approximately $13.7 million and $6.3 million for the years ended December 31, 1999 and 1998, respectively.

FCC LICENSES

    FCC operating licenses are recorded at historical cost and are amortized using the straight-line method based on estimated useful lives of 40 years. The Company's FCC licenses and the requirements to maintain the licenses are similar to other licenses granted by the FCC, including Personal Communications Services ("PCS") and cellular licenses in that they are subject to renewal after the initial 10-year term. Historically, the renewal process associated with these FCC licenses has been perfunctory. The accounting for these licenses has historically not been constrained by the renewal and operational requirements. Amortization begins with the commencement of service to customers in a particular market. During the second half of 1998, the Upstate New York and Hawaii markets became operational. Amortization expense of approximately $518,000 and $200,000 was recorded in relation to these markets for the years ended December 31, 1999 and 1998, respectively.

INTEREST RATE RISK MANAGEMENT

    The Company uses derivative financial instruments consisting of interest rate swap and interest rate protection agreements in the management of its interest rate exposures. In April 1999, the Company entered into an interest rate swap agreement for $60 million to partially hedge interest rate exposure with respect to its $175 million term loan. This interest rate swap agreement has the effect of converting certain of the Company's variable rate obligations to fixed or other variable rate obligations. Amounts paid or received under the interest rate swap agreement is accrued as interest rates change and is recognized over the life of the swap agreement as an adjustment to interest expense. The fair value of the swap agreement is not recognized in the consolidated financial statements, since the swap agreement meets the criteria for hedge accounting.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The Company will not use financial instruments for trading or other speculative purposes, nor will it be a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management. The Company will be exposed to credit loss in the event of nonperformance by the counterparties. This credit risk is minimized by dealing with a group of major financial institutions with which the Company has other financial relationships. The Company does not anticipate nonperformance by these counterparties.

REVENUE RECOGNITION

    Revenue net of customer discounts and rebates is recognized for airtime and other services over the period earned and for sales of equipment when delivered. Certain of the Company's digital equipment sales are made through independent distributors under agreements allowing rights of return on merchandise unsold by the distributors. The Company defers recognition of such sales until the merchandise is sold by the distributors.

ADVERTISING COSTS

    Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising costs totaled approximately $3.0 and $1.5 million for the years ended December 31, 1999 and 1998, respectively.

DEBT ISSUANCE COSTS

    In relation to the issuance of long-term debt discussed in Note 4, the Company has incurred a total of $24.6 million ($1.3 million had been incurred as of December 31, 1998) in deferred financing costs related to the issuance of the Senior Redeemable Discount Notes and the bank credit facility. These debt issuance costs will be amortized over the terms of the underlying obligation using the effective interest rate method. For the year ended December 31, 1999, $2.1 million of amortization on debt issuance costs was included in interest expense.

STOCK BASED COMPENSATION

    As allowed by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS123"), the Company has chosen to account for compensation cost associated with its stock compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. For the years ended December 31, 1999 and 1998 compensation expense under SFAS 123 and APB Opinion No. 25 were substantially identical. In the future, the Company will disclose pro forma net loss as if compensation expense costs had been determined consistent with SFAS 123.

INCOME TAXES

    Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits is

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

2. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) considered to be more likely than not. Net operating losses incurred by the Nextel Carve-Out prior to the closing of the Capitalization Transactions will be retained by Nextel.

SEGMENT REPORTING

    The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131") during 1998. SFAS 131 requires companies to disclose certain information about operating segments. Based on the criteria within SFAS 131, the Company has determined that it has one reportable segment, wireless services.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    SOFTWARE COSTS--In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement became effective for the Company on January 1, 1999 and established accounting standards for costs incurred in the acquisition or development and implementation of computer software. This new standard requires the capitalization of certain software implementation costs relating to software acquired or developed and implemented for the Company's use. The adoption of this statement has not had a significant effect on the Company's financial position or results of operations.

    ACCOUNTING FOR START-UP ACTIVITIES--In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement became effective on January 1, 1999 and required that costs of start-up activities and organization costs be expensed as incurred. This statement has not had a significant effect on the Company's financial position or results of operations.

    ACCOUNTING FOR DERIVATIVE INSTRUMENT AND HEDGING ACTIVITIES--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS
No. 133,"Accounting for Derivative Instruments and Hedging Activities"
("SFAS 133"),which establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. SFAS 137 issued August 1999, postpones for one year the mandatory effective date for SFAS 133 to January 1, 2001. The Company has not evaluated the effects of this change on its financial position or results of operations.

    REVENUE RECOGNITION IN FINANCIAL STATEMENTS--In November of 1999, the SEC released Staff Accounting Bulletin Number 101--Revenue Recognition in Financial Statements. This bulletin will become effective for the Company for the quarter ended March 31, 2000. This bulletin establishes more clearly defined revenue recognition criteria, than previously existing accounting pronouncements, and specifically addresses revenue recognition requirements for nonrefundable fees, such as activation fees, collected by a company upon entering into an arrangement with a customer, such as an arrangement to provide telecommunication services. The Company believes that the effects of this bulletin will not be material to its financial position or the results of its operations.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

3. PROPERTY AND EQUIPMENT:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Building and improvements...................................  $    320    $  1,082
Equipment...................................................    87,523     171,567
Furniture and fixtures......................................     2,926       5,128
Less--accumulated depreciation and amortization.............    (4,386)    (16,543)
                                                              --------    --------
                                                                86,383     161,234
Construction in progress....................................    21,565      90,989
                                                              --------    --------
                                                              $107,948    $252,223
                                                              ========    ========

4. LONG-TERM DEBT:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
14% Senior Redeemable Discount Notes due 2009, net of
  unamortized discount of $339.5 million at December 31,
  1999......................................................  $     --    $460,484
Bank Credit Facility--Term B Loan, interest at Company's
  option, calculated on Administrative Agent's alternate
  base rate or reserve adjusted London Interbank Offered
  Rate ("LIBOR")............................................        --     175,000
Bank Credit Facility--Term C Loan, interest at Company's
  option, calculated on Administrative Agent's alternate
  base rate or reserve adjusted LIBOR.......................        --     150,000
                                                              --------    --------
Total Long-term Debt........................................  $     --    $785,484
                                                              ========    ========

SENIOR REDEEMABLE DISCOUNT NOTES

    On January 29, 1999, the Company completed the issuance of Senior Redeemable Discount Notes due 2009 (the "Notes"). The aggregate accreted value of the Notes will increase from $406.4 million at issuance at a rate of 14%, compounded semi-annually to a final accreted value equal to a principal amount at maturity of $800 million. Thereafter, the Notes bear interest at a rate of 14% per annum payable semi-annually in arrears.

    The Notes represent senior unsecured obligations of the Company, and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. The Notes are effectively subordinated to (i) all secured obligations of the Company, including borrowings under the bank credit facility, to the extent of assets securing such obligations and (ii) all indebtedness including borrowings under the bank credit facility and trade payables of OPCO.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

4. LONG-TERM DEBT: (CONTINUED)
    The indenture contains certain covenants that limit, among other things, the ability of the Company to: (i) pay dividends, redeem capital stock or make certain other restricted payments or investments, (ii) incur additional indebtedness or issue preferred equity interests, (iii) merge, consolidate or sell all or substantially all of its assets, (iv) create liens on assets, and
(v) enter into certain transactions with affiliates or related persons. As of December 31, 1999, the Company was in compliance with applicable covenants.

    The Notes are redeemable at the option of the Company, in whole or in part, any time on or after February 1, 2004 in cash at the redemption price on that date, plus accrued and unpaid interest and liquidated damages if any, at the date of liquidation. In addition, prior to February 1, 2002, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount at maturity of Notes originally issued at a redemption price equal to 114% of the accreted value at that date, plus accrued and unpaid interest and liquidated damages if any, with the net cash proceeds of one or more public equity offerings; provided that at least 65% of the aggregate principal amount at maturity of Notes originally issued remains outstanding immediately after the occurrence of such redemption.

    In accordance with the requirements of SFAS 107 -- "Disclosure about Fair Value of Financial Instruments", the Company estimates the fair market value of its Senior Redeemable Discount Notes to be approximately $536 million, based upon quoted market prices of the Notes.

BANK CREDIT FACILITY

    On January 29, 1999, the Company, through OPCO, entered into a credit facility ("Term B Loan") with a syndicate of banks and other financial institutions led by Donaldson, Lufkin and Jenrette Securities Corporation, as arranger ("DLJSC"), and DLJ Capital Funding, Inc., as syndication agent ("DLJ Capital"). The Term B Loan includes a $175 million term loan facility and initially, a $100 million revolving credit facility. The Term B Loan has a maturity of nine years. The revolving credit facility terminates eight years from the initial funding.

    On September 9, 1999, the Company, through OPCO entered into an Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement") with a syndicate of banks and other financial institutions with DLJ Capital
Funding, Inc., as syndication agent. The parties agreed to amend and restate in its entirety the credit agreement to, among other things, obtain from certain of the Lenders an additional term loan commitment ("Term C Loan") in the maximum aggregate principal amount of $150.0 million. The Term C Loan facility has a maturity of nine years.

    The Term B and Term C Loans bear interest, at the option of the Company, at the Administrative Agent's alternate base rate or reserve-adjusted LIBOR plus, in each case, applicable margins. The applicable margin for the Term B Loan is 4.75% over LIBOR and 3.75% over the base rate of the higher of 0.5% per annum above the latest federal funds rate or the prime rate. For the revolving credit facility, which is part of Term B Loan, the initial applicable margin is 4.25% over LIBOR and 3.25% over the base rate until consolidated EBITDA as adjusted is positive at which time the applicable margin will be initially 4.0% over LIBOR and 3.0% over the base rate and thereafter will be determined on the basis of the ratio of total debt to annualized EBITDA as adjusted and will range between 2.25% and 3.75% over LIBOR and between 1.25% and 2.75% over

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

4. LONG-TERM DEBT: (CONTINUED)
the base rate. The applicable margin for the Term C Loan is 4.25% over LIBOR and 3.25% over the base rate.

    The Company pays a commitment fee calculated at a rate equal to 2.00% per annum, calculated on the daily average unused commitment under the revolving credit facility (whether or not then available). Such fee will be payable quarterly in arrears. The commitment fee is subject to reduction based on utilization of the revolving credit facility.

    Prior to the date on which the Company's portion of the Nextel digital mobile network is substantially complete and operations and services are offered to customers over a minimum coverage area, loans under the revolving credit facility will be made subject to satisfaction of certain financial covenants and certain build-out covenants.

    The Term B and C Loans are subject to mandatory prepayment: (i) with 100% of the net cash proceeds from the issuance of debt, subject to certain exceptions,
(ii) with 100% of net cash proceeds of asset sales, subject to certain exceptions, (iii) with 50% of the Company's excess cash flow (as defined),
(iv) with 50% of the net cash proceeds from the issuance of equity at any time after the fifth anniversary of the credit facility, and (v) with 100% of net casualty proceeds, subject to certain exceptions.

    The Company's obligations under the Term B and C Loans are secured by a first-priority perfected lien on all property and assets, tangible and intangible, of the Company's subsidiaries including a pledge of the capital stock of all the Company's subsidiaries. The Company and its subsidiaries guarantee the obligations of OPCO under the Term B and C Loans. Such guarantee will only be recourse to the Company's pledge of all of the outstanding capital stock of the Company's subsidiaries to secure the obligations of the Company under the Term B and C Loans.

    The Term B and C Loans contain covenants and restrictions on the ability of the Company to engage in certain activities, including but not limited to:
(i) limitations on the incidence of liens and indebtedness, (ii) restrictions on sale lease-back transactions, consolidations, mergers, sale of assets, capital expenditures, transactions with affiliates and investments, and (iii) severe restrictions on dividends, and other similar distributions.

    Additionally, the Term B and C Loans contain financial covenants requiring the Company to maintain (i) certain defined ratios of senior debt and total debt to EBITDA (net loss before interest expense, interest income, depreciation, amortization and deferred compensation expense) as adjusted, (ii) a minimum interest coverage ratio, (iii) a minimum fixed charge coverage ratio, (iv) a maximum leverage ratio, and (v) minimum service revenues, subscriber units and covered population equivalents. As of December 31, 1999, the Company was in compliance with all of its required covenants.

FUTURE MATURITIES OF LONG-TERM DEBT

    Based on the debt issued on January 29, 1999 and September 9, 1999, as discussed above, for the years subsequent to December 31, 1998, scheduled annual maturities of long-term debt

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

4. LONG-TERM DEBT: (CONTINUED)
outstanding as of December 31, 1999, under existing long-term debt agreements are as follows (in thousands):

2000........................................................  $       --
2001........................................................          --
2002........................................................          --
2003........................................................       1,688
2004........................................................       3,250
Thereafter..................................................   1,120,062
                                                              ----------
                                                               1,125,000
Less- unamortized discount..................................    (339,516)
                                                              ----------
                                                              $  785,484
                                                              ==========

5. INCOME TAXES:

    Deferred tax assets and liabilities consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
Operating loss carryforwards................................  $14,731    $ 39,138
Intangibles.................................................       --       6,781
Other.......................................................       --         441
Valuation allowance.........................................   (8,182)    (37,664)
                                                              -------    --------
                                                                6,549       8,696
                                                              -------    --------
Deferred tax liabilities:
Property, plant and equipment...............................   (6,097)     (8,696)
Other.......................................................     (452)         --
                                                              -------    --------
                                                               (6,549)         --
                                                              -------    --------
Net deferred tax liability..................................  $    --    $     --
                                                              =======    ========

    At December 31, 1998, the Company would have had approximately
$39.8 million of consolidated net operating loss ("NOL") carryforwards for federal income tax purposes expiring through 2018. The December 31, 1998 deferred tax assets and liabilities are presented as if Nextel Partners holding company, which was incorporated in 1998 to serve as the parent company of the Nextel Carve-Out, had conducted operations in 1998. At December 31, 1999, the Company had approximately $105.8 million of consolidated NOL carryforwards for federal income tax purposes expiring through 2019, based on actual stand-alone tax returns filed for 1998 and estimates prepared for December 31, 1999. The Company would have recorded a valuation allowance of approximately $8.2 million for 1998 because available objective evidence would have created sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors primarily

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

5. INCOME TAXES: (CONTINUED)
would have included anticipated recurring operating losses resulting from the development of the Company's business. At December 31, 1999, the Company recorded a valuation allowance of approximately $37.7 million, based on actual stand-alone results, because available objective evidence creates sufficient uncertainty regarding the realization of the net deferred tax assets. Such factors include the anticipated recurring operating losses resulting from the development of the Company's business.

    The difference between the statutory tax rate of approximately 37% (35% federal and 2% state, net of federal benefits) and the tax benefit of zero disclosed above by the Company is primarily due to the Company's full valuation allowance against the net deferred tax assets. The Company's ability to utilize the NOL in any given year may be limited by certain events, including a significant change in ownership interest.

6. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASE COMMITMENTS

    The Company leases various equipment and office facilities under operating leases. Leases for antenna sites are typically five years with renewal options. Office facilities and equipment other than antenna sites are leased under agreements with terms ranging from one month to 20 years. The leases normally provide for the payment of minimum annual rentals and certain leases include provisions for renewal options of up to five years.

    For years subsequent to December 31, 1999, future minimum payments for all operating lease obligations that have initial noncancellable lease terms exceeding one year are as follows (in thousands):

2000........................................................     $12,257
2001........................................................      12,037
2002........................................................      11,195
2003........................................................       8,275
2004........................................................       4,605
Thereafter..................................................       8,638
                                                                 -------
                                                                 $57,007
                                                                 =======

    Total rental expense was approximately $9.7 million and $3 million for the years ended December 31, 1999 and 1998, respectively.

REGULATORY MATTERS

    The FCC issues Specialized Mobile Radio ("SMR") licenses on both a site-specific and wide-area basis. Each license enables SMR carriers to provide service either on a site-specific basis, in specific 800 MHz Economic Areas ("EA") or 900 MHz Metropolitan Trading Areas ("MTA") in the U.S. Currently, SMR licenses are issued for a period of 10 years, and are subject to certain construction and operational requirements.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

6. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    Pursuant to the credit facility, until FCC approval of the ownership transfer, the Company has established a cash collateral account in which it maintains a balance equal to amounts outstanding under the credit facility. Failure of the Company to obtain such FCC approval prior to January 29, 2000, would constitute an event of default under the credit facility and any indebtedness outstanding thereunder may be accelerated.

    The FCC has routinely granted license renewals providing the licensees have complied with applicable rules, policies and the Communications Act of 1934, as amended. The Company believes that it has met and will continue to meet all requirements necessary to secure the retention and renewal of its SMR licenses subsequent to the FCC approved transfer of the licenses from Nextel WIP.

7. CAPITAL STOCK AND STOCK RIGHTS:

    Pursuant to the Restated Certificate of Incorporation, the Company has the authority to issue 1,020 million shares of capital stock, divided into five classes as follows: (i) 600 million shares of Common Stock, par value, $.001 per share; (ii) 150 million shares of Series A Convertible Preferred Stock, par value $.001 per share ("Series A Preferred Stock"); (iii) 150 million shares of Series B Redeemable or Convertible Preferred Stock, par value $.001 per share ("Series B Preferred Stock"); (iv) 90 million shares of Series C Convertible Preferred Stock, stated value $.001 per share ("Series C Preferred Stock"); and
(v) 30 million shares of Series D Convertible Preferred Stock, par value, $.001 per share ("Series D Preferred Stock"). The number of authorized shares described above will change upon the filing of a Restated Certificate of Incorporation immediately prior to consummation of the proposed initial public offering.

    The following is a summary description of the Company's capital stock.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Holders of Common Stock are entitled to share equally, share for share, if dividends are declared on Common Stock, whether payable in cash, property or securities.

    CLASS A COMMON STOCK--Under certain circumstances, shares of Class A Common Stock and securities convertible into Class A Common Stock (other than Class B Common Stock) are callable at the option of Nextel WIP or may be put to Nextel WIP at the option of the holders.

    CLASS B COMMON STOCK--Shares of Class B Common Stock are convertible at any time at the option of the holder into an equal number of shares of Class A Common Stock upon a transfer by Nextel or Nextel WIP to a third party who is not a holder of Class B common stock.

PREFERRED STOCK

    RANKING--With respect to rights on liquidation, dissolution or winding up the order of preference is as follows:

    1.  the Series B Preferred Stock;

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

7. CAPITAL STOCK AND STOCK RIGHTS: (CONTINUED)
    2.  the Series A Preferred Stock;

    3.  the Series C and Series D Preferred Stock

    4.  the Class A and Class B Common Stock

    The holders of the Series A and Series C Preferred Stock are entitled to vote on an as converted basis on all matters submitted for action by the shareholders. Series D and Series B Preferred Stock do not have any voting rights other than to approve mergers or consolidations adverse to the rights of holders of such securities. The holders of Series A, Series C and Series D Preferred Stock are entitled to share equally, share for share on an as converted basis, if dividends are declared on Common Stock, whether payable in cash, property or securities.

    SERIES A PREFERRED STOCK--Each share of Series A Preferred Stock is convertible into one share of Class A Common Stock at any time and will convert into one share of Class A common stock upon the closing of the proposed initial public offering.

    SERIES B PREFERRED STOCK--The Series B Preferred Stock is subject to mandatory redemption by the Company 375 days after February 1, 2009. The price for redemption will be the liquidation value, which accretes at an annual rate of 12% from the date of issuance. The Company may elect under certain circumstances to pay the redemption price by issuing Series C Preferred Stock for each share of Series B Preferred Stock so redeemed as long as an IPO has not occurred. The Series B Preferred Stock is subject to voluntary redemption for cash at the Company's option at any time at its then current liquidation value.

    SERIES C PREFERRED STOCK AND SERIES D PREFERRED STOCK--Each share of Series C and Series D Preferred Stock will be convertible into one share of Class B Common Stock upon the closing of the proposed initial public offering.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

7. CAPITAL STOCK AND STOCK RIGHTS: (CONTINUED)

COMMON STOCK RESERVED FOR ISSUANCE

    As of the closing of the Capitalization Transactions and as of December 31, 1999, the Company had reserved Common Stock for future issuance as detailed below.

                                                    AS OF           AS OF
                                                 JANUARY 29,     DECEMBER 31,
                                                     1999            1999
                                                 ------------   --------------
Preferred Stock conversion rights..............  183,539,826     216,727,272
Warrants outstanding...........................    2,434,260       2,434,260
Employee options outstanding...................    1,572,000       5,049,600
Employee options available for grant...........   10,771,332       8,495,754
                                                 -----------     -----------
Total..........................................  198,317,418     232,706,886
                                                 ===========     ===========

8. STOCK AND EMPLOYEE BENEFIT PLANS:

RESTRICTED STOCK PURCHASE PLAN

    Pursuant to the Company's Restricted Stock Purchase Plan (the "Plan"), in 1998, the Company issued 8,774,994 shares of Class A Common Stock to senior managers of the Company and 758,334 shares of Class A Common Stock to Eagle River at $.00167 per share. During 1999 an additional 60,000 shares were issued to senior management of the Company at $.00167 per share. Pursuant to the Plan, the shares issued to senior managers vest over a four-year period based on the passing of time and based on certain Company performance goals related to revenue, EBITDA as adjusted and the successful build-out of the Company's network. As of December 31, 1999 and 1998, 4,689,906 and 2,679,282 shares, respectively, were considered fully vested, including the 758,334 shares issued to Eagle River which vested immediately upon issuance. Compensation expense recognized by the Company, which accounts for the Plan using variable accounting, for the years ended December 31, 1999 and 1998 was approximately $27.3 million and $0.5 million, respectively.

NONQUALIFIED STOCK OPTION PLAN

    In January 1999, the Company adopted the Nonqualified Stock Option Plan (the "Plan"). Under the Plan, the Board of Directors may grant nonqualified stock options to eligible employees at a price equal to the fair market value as of the date of grant. Options have a term of up to 10 years and vest over 3 years with 1/3 vesting at the end of each year. No more than 30% of the number of authorized options will be granted in any year and no options under this plan may be granted after January 1, 2003.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

8. STOCK AND EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The following table includes all stock options granted by the Company including options issued outside of the nonqualified stock option plan.

                                                                    WEIGHTED
                                       NUMBER OF                     AVERAGE
                                        OPTIONS       AVAILABLE     EXERCISE
                                      OUTSTANDING    FOR ISSUANCE     PRICE
                                      ------------   ------------   ---------
Balance December 31, 1998...........          --              --         --
Authorized..........................          --      13,545,354         --
Granted.............................   5,066,400      (5,066,400)    $ 1.78
Exercised...........................          --              --         --
Canceled............................     (16,800)         16,800     $ 1.67
                                       ---------      ----------     ------
Balance December 31, 1999...........   5,049,600       8,495,754     $ 1.78
                                       =========      ==========

    The outstanding stock options all have an exercise price of $1.78 per share, and average remaining contractual life of approximately nine years.

STOCK OPTION GRANT

    On January 29, 1999, pursuant to an employment agreement entered into by the Company and an officer of the Company, the Company issued 210,000 options for the Company's unrestricted Class A Common Stock with an exercise price of $1.67 per share which was more than the estimated fair value at that time ($1.25 per share). These options vested immediately. The agreement provides that the Company will be required to purchase the unexercised options on the fourth anniversary for an aggregate purchase price of $500,000 if directed to do so by the officer. Beginning with the period after January 29, 1999, the date of issuance of these shares, the Company recognizes compensation expense on a straight-line basis over the four year life of the put contract (up to a maximum of $500,000) adjusted for actual exercises, if any, by the executive.

OFFICER NOTE RECEIVABLE

    On January 29, 1999, the Company advanced $2.2 million to an officer of the Company. The note does not bear interest and is collateralized by proceeds of the loan and the restricted stock of the officer and is due on January 29, 2003. The advance was made to the same officer to whom the stock option grant discussed in the previous paragraph was made. The advance was a separate arrangement not related to the stock option grant discussed above.

EMPLOYEE BENEFIT PLAN

    The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible officers and employees. The Company provides a matching contribution of $0.50 for every $1.00 contributed by the employee up to 4% of each employee's salary. Such contributions were approximately $175,000 and $50,000 for the years ended December 31, 1999 and 1998. At December 31, 1999 and 1998, the Company had no other pension or post employment benefit plans.

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. RELATED PARTY TRANSACTIONS:

    Prior to January 29, 1999, Nextel WIP and Eagle River funded the operations of the Company and accordingly all transactions were considered to be related party transactions. The Company made a return of capital payment to Nextel WIP of $130.9 million representing the reimbursement of net operating expenses of $15.1 million and capital expenditures of $115.8 million incurred by the Nextel Carve-Out operations prior to January 29, 1999. In order to fund the operations of the Company prior to the Capitalization Transactions, Nextel WIP and Eagle River advanced the Company $3.4 million (as of December 31, 1998) to cover its costs during the period. These advances did not bear interest and were repaid in majority on January 29, 1999.

MOTOROLA PURCHASE AGREEMENTS

    Pursuant to the equipment purchase agreements between Partners and Motorola, and prior to the Capitalization Transactions, pursuant to purchase agreements between Nextel WIP and Motorola, Motorola provided the iDEN infrastructure and subscriber handset equipment to Partners throughout its markets (such equipment purchase agreements, are referred to herein as the "Equipment Purchase Agreements"). The Company expects to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its portion of the Nextel digital mobile network and handset equipment for the foreseeable future. The Equipment Purchase Agreements govern Partners' rights and obligations regarding purchases of system infrastructure equipment manufactured by Motorola and others.

    For the years ended December 31, 1999 and 1998, the Company purchased approximately $40.7 million and $47.5 million, respectively, of infrastructure and other equipment, handsets, warranties and services from Motorola.

THE JOINT VENTURE AGREEMENT

    The Company, OPCO and Nextel WIP entered into a joint venture agreement (the "Joint Venture Agreement") dated January 29, 1999. Summarized below are several of the important terms of the Joint Venture Agreement.

    BUILD-OUT--The Company is bound to certain operational obligations, including meeting the construction requirements set forth in an agreed-upon minimum build-out plan, ensuring compatibility of the Company's systems with the Nextel digital mobile network, offering certain core service features with respect to its systems (including upgrading its system to comply with future Nextel standards) and causing the Company's systems to comply with Nextel's iDEN quality standards.

    ACQUISITION OF LICENSES--Under the initial and option territory capitalization transactions, Nextel has transferred SMR licenses to Nextel WIP License Corp. and Nextel WIP Expansion Corp. (both Delaware corporations and wholly owned subsidiaries of Nextel WIP). Upon approval of the FCC, Nextel WIP will transfer the stock of Nextel WIP License Corp. and Nextel WIP Expansion Corp. to Partners. These licenses will allow the Company to provide wireless communication service to customers in 46 mid-sized and smaller markets throughout the United States.

    NEXTEL WIP VENDOR RELATIONSHIPS--If requested by the Company, Nextel WIP has agreed to use reasonable efforts to assist the Company in obtaining access to many of the goods and services

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. RELATED PARTY TRANSACTIONS: (CONTINUED) available through Nextel's vendors with whom the Company is negotiating for the purpose of obtaining equipment as well as advertising, media buying, telemarketing and related services.

    NEXTEL WIP APPROVAL RIGHTS--Subject to Nextel WIP maintaining a certain percentage ownership in Partners, and without the approval of Nextel WIP, the Company may not (i) make a material change in the technology used in its business, (ii) dispose of all or substantially all of its assets or (iii) prior to the occurrence of certain specified events, broaden the scope of its business beyond the limits provided for in the Joint Venture Agreement.

    EXCLUSIVITY--Nextel WIP has agreed that during the term of the Joint Venture Agreement, Nextel will not provide digital wireless communication services within the Company's territory (the "Territory") using 800 MHz frequencies. Nextel may continue to provide analog 800 MHz service in the Territory provided that such analog service is not offered under any of the trademarks licensed to the Company under the parties Trademark License Agreement and do not involve the use of iDEN or other digital transmission technology. In addition, Nextel may offer digital services in the Territory using non-800 MHz frequencies provided that these services are not offered under the licensed trademarks and do not offer interconnection with landline telecommunication providers. Nextel may engage in national advertising (including print, television, radio and Internet), promotions and sponsorships to promote Nextel service, but will coordinate with the Company to ensure that customers in the Company service areas adjacent to Nextel service areas do not switch between Nextel and Company territories. Nextel may continue to service national accounts, accounts with virtual private networks and national indirect distributors within the Territory.

    STANDARD OF CARE--Nextel WIP has agreed to provide services to the Company at the same level that such services are provided to subsidiaries of Nextel and not to discriminate between the Company and subsidiaries of Nextel with respect to providing such services. In the event that Nextel WIP has agreed to provide services to the Company that are not provided to subsidiaries of Nextel, Nextel WIP will only be liable in cases of gross negligence or willful misconduct in the provision of such services.

    MARKETING, ADVERTISING, PRICING, ETC.--The Company is generally required to adhere to Nextel standards for pricing structure, advertising, promotions, customer care, telemarketing and related activities.

    BACK OFFICE/MIS SERVICES--Nextel WIP provides the Company access to certain back office and information systems platforms on an ongoing basis, as more fully described in the Joint Venture Agreement. The Company pays to Nextel a fee, based on Nextel's cost, for these services. For the year ended December 31, 1999, the Company was charged approximately $455,000 for these services.

    TRADEMARK LICENSE AGREEMENT--Pursuant to a trademark license agreement (the "Trademark License Agreement"), Nextel WIP has granted OPCO a non-exclusive license to use certain trademarks and other intellectual property (the "Licensed Marks") that are now or in the future may be used by or licensed to Nextel.

    The Trademark License Agreement allows OPCO to sublicense the Licensed Marks solely to its wholly owned subsidiaries and to authorized dealers of OPCO in connection with the marketing,

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. RELATED PARTY TRANSACTIONS: (CONTINUED) promotion and sale of OPCO services, and the marketing, promotion and sale of certain equipment to be used by OPCO's customers. OPCO is obligated to pay royalties to Nextel WIP for its use of the Licensed Marks, beginning on a date (the "Royalty Commencement Date") that is the latter of January 1, 2002 or the first day of the month after the Company has achieved two consecutive fiscal quarters of positive EBITDA as adjusted. After the Royalty Commencement Date and through December 31, 2004, the royalty will be equal to 0.5% of gross monthly service revenues, and will equal 1% of the gross monthly service revenues from January 1, 2005 and thereafter.

    Either OPCO or Nextel WIP is allowed to, at any time upon or following the termination of the Joint Venture Agreement, terminate the Trademark License Agreement, and Nextel WIP is entitled to seek to terminate the Trademark License Agreement upon the occurrence of certain material defaults under the Joint Venture Agreement, even if the Joint Venture Agreement and other Operating Agreements remain in effect. Termination of the Trademark License Agreement requires, among other things, that OPCO discontinue use of the Licensed Marks as part of its corporate, assumed or trade name.

    ROAMING AGREEMENT--Pursuant to a roaming agreement (the "Roaming Agreement") entered into between Nextel WIP and OPCO, Nextel WIP and OPCO provide ESMR service to subscribers of the other (in either case, the "Home Service Provider") while such subscribers are out of the Home Service Provider's territory and roaming in the territory of the other (in either case, the "Remote Service Provider"). Under the Roaming Agreement, each Home Service Provider is responsible for billing its own subscribers and designated users for roaming usage in accordance with its own subscriber plans and service agreements. The Roaming Agreement provides that each party pays the others monthly roaming fees in an amount based on the actual system minutes generated by the respective subscribers of each Home Service Provider operating as authorized roamers in the Remote Service Provider's territory. For the year ended December 31, 1999, the Company earned approximately $8.5 million from Nextel customers roaming on the Company's system and was charged approximately $1.2 million for the Company's customers roaming on Nextel's system.

    FREQUENCY MANAGEMENT AGREEMENT--Pending FCC approval of the Company's acquisition of SMR licenses from Nextel WIP, its right to utilize those frequencies are governed by the Frequency Management Agreement. The Frequency Management Agreement entitles the Company to utilize those licenses without the payment of a management fee or other charge throughout the term of the Frequency Management Agreement. The Frequency Management Agreement obligates the Company to, among other things, comply with all applicable FCC rules and regulations governing the licenses underlying the managed frequencies and with various standards and criteria established by Nextel WIP relating to the construction, implementation and operation of the Nextel digital mobile network. Pending FCC approval of the license transfer, Nextel WIP will represent the Company before the FCC with respect to any matters relating to the managed frequencies. The Frequency Management Agreement terminates upon FCC approval of the license transfer.

    MASTER SITE LEASE AGREEMENT--OPCO will lease from Nextel WIP, under a master site lease agreement entered into between them (the "Master Site Lease"), telecommunications towers and sites and space on telecommunications towers, which are owned or leased by affiliates of Nextel WIP in the Territory. Pursuant to the Master Site Lease, as the network build-out progresses, additional sites will become subject to the Master Site Lease. OPCO will pay Nextel WIP monthly

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. RELATED PARTY TRANSACTIONS: (CONTINUED) rental payments based on the number of telecommunication towers leased by OPCO. For the year ended December 31, 1999, the Company was charged approximately $586,000 by Nextel WIP under these arrangements.

    The Master Site Lease, and each site lease thereunder, has an initial term of five years, renewable at OPCO's option for up to nine additional terms of five years. Either OPCO or Nextel WIP is allowed to, at any time upon or following the termination of the Joint Venture Agreement, terminate the Master Site Lease. Neither party is permitted to assign or transfer the Master Site Lease or any of its rights or obligations thereunder without the consent of the other, except that Nextel WIP will be entitled to assign or transfer the Master Site Lease to any affiliate or any tower aggregator.

    TRANSITION SERVICES AGREEMENT--Nextel WIP, through its affiliates, provides certain services to OPCO for a limited period under a transition services agreement entered into between OPCO and Nextel WIP (the "Transition Services Agreement"). Under the Transition Services Agreement, certain accounting, payroll, customer care, purchasing, human resources and billing functions are made available to OPCO. In return for the services received through Nextel WIP, OPCO pays monthly fees to Nextel WIP based on Nextel WIP's cost. For the year ended December 31, 1999, the Company was charged approximately $2.7 million for these services.

    The services provided under the Transition Services Agreement have different variable terms agreed to by OPCO and Nextel WIP. OPCO has the sole discretion to terminate its use of any services covered by the Transition Services Agreement before the end of any term of service. The parties contemplate that in the event OPCO desires to purchase any services from Nextel WIP following the expiration of the Transition Services Agreement, Nextel WIP may, at its election, agree to provide certain services to OPCO on an arm's length basis, at prices to be agreed upon.

    SWITCH SHARING AGREEMENT--Nextel WIP provides certain telecommunications switching services to OPCO pursuant to a switch sharing agreement entered into between Nextel WIP and OPCO (the "Switch Sharing Agreement"). The Switch Sharing Agreement permits OPCO to link cell sites to and electronically access certain switching equipment used and maintained by affiliates of Nextel WIP in the operation of the Nextel digital mobile network, which facilitates OPCO provision of ESMR service to the Company's subscribers. Under the Switch Sharing Agreement, OPCO pays Nextel WIP monthly switching fees based on a pricing formula agreed to by the parties based on Nextel's cost of providing such services in the year 2001. For the year ended December 31, 1999, the Company was charged approximately $2.4 million for these services.

    AGREEMENT LIMITING LIABILITY AND RECOURSE TO NEXTEL--Pursuant to the terms of an agreement (the "Limitation on Liability and Recourse Agreement") entered into by Nextel, OPCO and the Company, the maximum cumulative, aggregate cash liability of Nextel and its controlled affiliates (other than Nextel WIP) for any and all actual or alleged claims or causes of action arising in connection with any aspect of the agreements governing or otherwise relating to the operating agreements will be capped at $200 million. The cap amount will be reduced, dollar for dollar, by the cumulative, aggregate amount that Nextel and its controlled affiliates have advanced, expended or otherwise provided to or for the benefit of Nextel WIP to enable Nextel WIP to perform its obligations relating to the Operating Agreements. Among other things, the Limitation on Liability

                     NEXTEL PARTNERS, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1999

9. RELATED PARTY TRANSACTIONS: (CONTINUED) and Recourse Agreement also provides that Nextel will have no obligation to pay any sum to the Company if the Company has not pursued and exhausted all remedies available to the Company in connection with any relevant claim or cause of action. The Limitation on Liability and Recourse Agreement will survive the expiration or termination of any and all of the operating agreements.

    DLJMB AFFILIATION WITH INITIAL PURCHASER/BANK SYNDICATE--DLJ Capital, an affiliate of DLJ Merchant Banking, has received customary fees and reimbursement of expenses in connection with the arrangement and syndication of the Facility and as a lender thereunder. Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), which is also an affiliate of DLJ Merchant Banking, has acted as a financial advisor to the Company, as an arranger under the Facility and as an initial purchaser in the Notes offering. The aggregate amount of all fees paid to the DLJ entities in connection with the Capitalization Transactions was approximately $14.7 million. The Company and its affiliates may from time to time enter into other investment banking relationships with DLJSC or one of its affiliates pursuant to which DLJSC or its affiliate will receive customary fees and will be entitled to reimbursement of reasonable disbursements and out-of-pocket expenses incurred in connection therewith. The Company expects that any such arrangement will include provisions for the indemnification of DLJSC against certain liability, including liabilities under the federal securities laws.

10. VALUATION AND QUALIFYING ACCOUNTS (IN THOUSANDS):

                                                                                      BALANCE
                                              BEGINNING    COSTS AND                 AT END OF
                                              OF PERIOD     EXPENSES    WRITE-OFFS    PERIOD
                                              ----------   ----------   ----------   ---------
Year Ended December 31, 1998 Allowance for
  doubtful accounts.........................     $ --        $  254        $ --       $  254
                                                 ====        ======        ====       ======
Year Ended December 31, 1999 Allowance for
  doubtful accounts.........................     $254        $1,833        $894       $1,193
                                                 ====        ======        ====       ======

11. SUBSEQUENT EVENTS

    On January 21, 2000, Nextel transferred all of its interests in the licenses from the Initial Capitalization Transaction to the Company.

    On January 27, 2000, the Company filed a registration statement with the Securities and Exchange to register an initial public offering of 23.5 million shares of its Class A common stock.

                               Inside Back Cover

[Four pictures, each depicting an individual using Nextel Partners' products and services, with a center inset picture depicting a close-up of the telephone sold to Nextel Partners' subscribers.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 --------
Prospectus Summary.............................      3
Risk Factors...................................      9
Use of Proceeds................................     22
Dividend Policy................................     22
Capitalization.................................     23
Dilution.......................................     24
Selected Consolidated Financial Data...........     25
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     27
Business.......................................     34
Regulation.....................................     52
Management.....................................     56
Related-Party Transactions.....................     64
Principal Stockholders.........................     74
Description of Certain Indebtedness............     76
Description of Capital Stock...................     80
Limitation on Directors' Liabilities...........     87
Shares Eligible For Future Sale................     88
Material U.S. Tax Consequences to Non-U.S.
  Holders......................................     91
Underwriting...................................     94
Legal Matters..................................     97
Experts........................................     97
Where You Can Find More Information............     97
Index to Consolidated Financial Statements.....    F-1

                            ------------------------

    Through and including           , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                               23,500,000 Shares

                             NEXTEL PARTNERS, INC.

                              Class A Common Stock

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                                     [LOGO]

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                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                          FIRST UNION SECURITIES, INC.
                           MORGAN STANLEY DEAN WITTER

                                 DLJDIRECT INC.

                      Representatives of the Underwriters

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